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As filed with the Securities and Exchange Commission on April 13, 2004

Registration No. 333-113256

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CASCADE MICROTECH, INC.
(Exact name of registrant as specified in its charter)

Oregon (State or other jurisdiction of Incorporation or Organization)	3825 (Primary Standard Industrial Classification Code Number)	93-0856709 (I.R.S. Employer Identification Number)
2430 N.W. 206th Avenue Beaverton, Oregon 97006 (503) 601-1000 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Eric W. Strid
Chief Executive Officer
Cascade Microtech, Inc.
2430 N.W. 206th Avenue
Beaverton, Oregon 97006
(503) 601-1000

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Gregory E. Struxness, Esq. Ater Wynne LLP 222 S.W. Columbia, Suite 1800 Portland, OR 97201 (503) 226-1191	Matthew W. Sonsini, Esq. Wilson Sonsini Goodrich and Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 ("Securities Act"), check the following box:    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 13, 2004.

PROSPECTUS

    •    Shares

Common Stock

We are offering    •    shares of our common stock in this initial public offering. The selling shareholders named in this prospectus are offering an additional    •    shares of common stock. No public market currently exists for our common stock.

We plan to apply to have our common stock listed for trading on the Nasdaq National Market under the symbol "CSCD." We anticipate that the initial public offering price will be between $    •    and $    •    per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

	Per Share		Total
Public Offering Price	$	•	$	•
Underwriting Discount	$	•	$	•
Proceeds to Cascade Microtech (before expenses)	$	•	$	•
Proceeds to Selling Shareholders (before expenses)	$	•	$	•

We and the selling shareholders named in this prospectus have granted the underwriters a 30-day option to purchase up to    •    additional shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about    •    , 2004.

LEHMAN BROTHERS	JPMORGAN
UBS INVESTMENT BANK	ADAMS, HARKNESS & HILL, INC.

•, 2004

CASCADE®
MICROTECH
Innovating Test Technologies

Market LEADERSHIP
in engineering wafer probing solutions that enable electrical measurements for semiconductor development

S300

20-year HISTORY
of innovations with a strong patent portfolio

Infinity Probe
Infinity Probe

HIGH-PERFORMANCE
probing for semiconductor R&D and production test

CUSTOMERS
include all major semiconductor design and manufacturing companies

        Until    •    , 2004, twenty-five days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading "Risk Factors."

CASCADE MICROTECH, INC.

        We are a worldwide leader in the design, development and manufacture of advanced wafer probing solutions for the electrical measurement and test of semiconductor integrated circuits, or chips. Our customers use our products to perform testing of chips while in wafer form, or wafer probing, in both engineering and production test environments. Our engineering probe stations and analytical probes are used in research and development to perform precise electrical measurements, or electrical metrology, on increasingly complex and high speed chips in order to assure quality and reliability, reduce costly redesigns, accelerate time-to-market and improve chip fabrication processes. We derive a large majority of our revenue from the sale of our engineering probe stations. Our production probe cards reduce manufacturing costs of complex and high speed chips by identifying defective chips early in the process and by testing multiple chips concurrently.

        Each of the 20 largest semiconductor manufacturers in the world, in terms of revenue, was one of our more than 800 customers in 2003. Our top 10 customers in 2003 were Agilent Technologies, Hitachi, IBM, Intel, Micron Technology, NEC, Northrop-Grumman, Sony, Taiwan Semiconductor Manufacturing Company and Texas Instruments. These customers use our probing solutions to perform engineering and production testing of a wide variety of chips, including radio frequency chips, digital signal processors, telecommunications chips, advanced memory chips, microprocessors, microcontrollers, graphics processors and application specific integrated circuits.

        During the last decade, growth in the computer, telecommunications, consumer and industrial electronics markets has increased demand for advanced chips. Market data indicates that worldwide semiconductor sales totaled $166.4 billion in 2003 and are expected to grow to $219.6 billion in 2005. In order to increase the speed and decrease the cost of chips, semiconductor manufacturers have continuously pursued advancements in manufacturing technologies, including the use of smaller chip elements, new materials and larger, 300 mm wafers. These advancements in chip manufacturing have led to increasing challenges in the design, production and test of chips.

        We believe our wafer probe solutions benefit our customers by providing the following key advantages:

  Support design of high performance chips with precise measurement capabilities. Our engineering probing solutions can measure signals on chips that operate at speeds of up to 110 GHz, facilitating the design of higher speed chips.

  Improve manufacturing processes with electrical metrology. Our engineering probing solutions provide reliable data regarding manufacturing process integrity, aiding continuous process improvements.

  Enable rapid collection of precision data and reduce design cycles. Our engineering probing solutions provide accurate test data that can be used to reduce the number of costly redesigns.

  Reduce test and manufacturing costs with production probe cards. Our Pyramid Probe cards increase test throughput, permit testing of high speed and complex chips early in the manufacturing process, which helps eliminate wasteful packaging of defective chips, and enable other improvements in the manufacturing process.

        Our goals are to expand our market leadership position in probing solutions for engineering test and to become a leading provider of test products that are routinely replaced in chip production testing, referred to as test consumables. Our strategies to achieve these goals are to continue to expand market share by leveraging our customer relationships and strategic alliances, to develop next-generation technologies, to expand end-market opportunities and to grow sales of consumables and services.

Corporate Information

        We were incorporated in Oregon in 1984 and perform the majority of our design and manufacturing at our facilities in Beaverton, Oregon. We have direct sales and service subsidiaries in Japan and the United Kingdom and a branch office in Singapore. Our principal executive office is located at 2430 NW 206th Avenue, Beaverton, Oregon 97006, and our telephone number is (503) 601-1000. Our website address is www.cascademicrotech.com. The information on our website is not part of this prospectus.

        Our registered trademarks are the Cascade Microtech logo, Air Coplanar Probe® and MicroChamber®. Our trademarks are Cascade Microtech, MicroScrub, Pyramid Probe and Innovating Test Technologies. This prospectus contains trademarks and trade names of companies and organizations other than Cascade Microtech.

        You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. All references in this prospectus to "we," "us," "our," "Cascade" and "Cascade Microtech" relate to Cascade Microtech, Inc. and our subsidiaries, unless the context indicates otherwise.

THE OFFERING

Common stock offered:
by us	• shares
by the selling shareholders	• shares
Common stock to be outstanding after this offering	• shares
Use of proceeds	We intend to use $7.0 million of the net proceeds of this offering to repay our outstanding senior unsecured note payable. We expect to use the remainder of the net proceeds for general corporate purposes, including working capital and potential acquisitions or strategic investments.
We will not receive any of the proceeds from the sale of shares by the selling shareholders.
Proposed Nasdaq National Market symbol	CSCD

        Unless otherwise indicated, all information in this prospectus, including the outstanding share information above, is based on the number of shares outstanding as of December 31, 2003 and:

  •
  gives effect to the automatic conversion of all outstanding shares of preferred stock into 2,346,486 shares of common stock upon the closing of this offering;

  •
  excludes 1,773,495 shares of common stock issuable upon the exercise of options outstanding under our 1993 Stock Incentive Plan and our 2000 Stock Incentive Plan at December 31, 2003, at a weighted average exercise price of $4.52 per share;

  •
  excludes 1,003,710 shares of common stock available for issuance under our 2000 Stock Incentive Plan and 400,000 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan;

  •
  reflects the filing of our second amended and restated articles of incorporation; and

  •
  assumes no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Information

        The following tables summarize our consolidated financial data. For a more detailed explanation of our financial condition and operating results, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those statements included in this prospectus.

	Year Ended December 31,
Consolidated statement of operations data:
	1999	2000	2001	2002	2003
	(In thousands, except per share amounts)
Revenue	$51,530	$70,526	$72,296	$51,107	$50,556

Gross profit	24,086	32,997	30,241	17,750	20,123

Total operating expenses	20,123	26,453	25,829	22,437	20,877

Income (loss) from operations	3,963	6,544	4,412	(4,687)	(754)

Net income (loss)	2,474	4,184	3,891	(2,058)	(449)
Accretion of redeemable stock and loss on redemption	150	353	358	362	583

Net income (loss) attributed to common shareholders	$2,324	$3,831	$3,533	$(2,420)	$(1,032)

Basic net income (loss) per share attributed to common shareholders	$0.47	$0.77	$0.70	$(0.48)	$(0.20)

Diluted net income (loss) per share attributed to common shareholders(1)	$0.33	$0.43	$0.41	$(0.48)	$(0.20)

Shares used in basic per share calculations	4,988	5,004	5,015	5,015	5,089

Shares used in diluted per share calculations	7,577	9,622	9,482	5,015	5,089

(1)
See Note 1 to Notes to Consolidated Financial Statements.

	As of December 31, 2003
Consolidated balance sheet data:
	Actual	Pro Forma
	(In thousands)
Cash, cash equivalents and short-term marketable securities	$10,717	$	•
Working capital	24,415		•
Total assets	37,766		•
Long-term debt and capital lease obligations, including current maturities	7,081		•
Shareholders' equity	22,960		•

        The pro forma consolidated balance sheet data summarized above assumes the conversion of all outstanding shares of preferred stock into 2,346,486 shares of common stock upon the closing of this offering on a one-to-one basis. In addition, it reflects the application of the net proceeds from the sale of     •    shares of common stock in this offering at an assumed initial public offering price of $    •    per share, after deducting the underwriting discount and commissions and estimated offering expenses payable by us as set forth under "Use of Proceeds" and "Capitalization."

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Our business could be seriously harmed if any of these risks actually materialize.

Risks Related to Our Business and Industry

Our operating results have fluctuated in the past and are likely to fluctuate in the future, which could cause us to miss analyst expectations about these results and cause the trading price of our common stock to decline.

        Our operating results have fluctuated in the past and are likely to continue to fluctuate. As a result, we believe that you should not rely on period-to-period comparisons of our financial results as an indication of our future performance. Factors that are likely to cause our revenue and operating results to fluctuate include:

  •
  our geographic sales mix, product sales mix and average selling prices;

  •
  timing, cancellation or delay of customer orders;

  •
  seasonality, which has caused our first quarter revenue typically to decline compared to our fourth quarter revenue of the previous year;

  •
  customer demand, which is influenced, in part, by conditions in the electronics and semiconductor industry, demand for products that use semiconductors and market acceptance of our products and those of our customers;

  •
  fluctuations in foreign currency exchange rates;

  •
  competition, such as competitive pressures on the prices, performance and reliability of our products, the introduction or announcement of new products by us or our competitors and our competitors' intellectual property rights, which could prevent us from introducing products that compete effectively with their products;

  •
  our production capacity and availability and cost of materials, components and subassemblies;

  •
  our ability to deliver reliable products in a timely manner, including as a result of fluctuations in yield on some of our product lines;

  •
  our customers' decisions regarding the level and timing of research and development spending;

  •
  our product development costs, including research and development and sales and marketing expenses associated with new products or product enhancements and the costs of transitioning to new or enhanced products; and

  •
  economic conditions in the United States and the worldwide markets we serve.

        For example, a large majority of our revenue in the last 5 years was derived from the research and development spending of companies in the semiconductor industry or, to a much lesser extent, various research organizations, including universities, that conduct research that benefits the semiconductor industry. Our customers' spending on research and development is roughly proportional to the customers' overall revenues. Historically, semiconductor industry revenues have been highly cyclical. According to industry data, the semiconductor industry has experienced four significant cyclical downturns in the 21 years from 1983 through 2003. For example, our revenue increased approximately 37% from 1999 to 2000. In contrast our revenue decreased approximately 29% from 2001 to 2002.

Given this history, there is no reason to expect that our customers' business and, therefore, their demand for our products, will be less cyclical in the future.

        If our revenue or operating results fall below the expectations of analysts or investors, the market price of our common stock could decline substantially.

The cyclicality of the semiconductor industry affects our financial results, and, as a result, we may experience reduced sales or operating losses in a semiconductor industry downturn.

        The semiconductor industry is highly cyclical with recurring periods of wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, periods of oversupply, maturing product and technology cycles, excess inventories and declines in general economic conditions. Our customers' purchase behavior in response to these cycles has been generally unpredictable. In the past, our operating results have been adversely affected by the cyclical downturns in the semiconductor industry. For example, our revenue for the year ended December 31, 2002, declined by approximately 29% from our revenue for the year ended December 31, 2001.

        Our business is heavily dependent on the level of research and development spending of our customers, the volume of semiconductor production by semiconductor manufacturers, the development of new semiconductors and semiconductor designs and the overall financial strength of our customers, which, in turn, depend upon the current and anticipated market demand for semiconductors and the products incorporating them. Semiconductor manufacturers in particular are known to sharply curtail their capital expenditures when confronted with an industry downturn, such as the downturns experienced from 1996 through 1998 and from 2001 through the first six months of 2003. We expect that the markets for future generations of semiconductors will also be subject to similar fluctuations. Furthermore, some segments of the semiconductor industry may experience greater fluctuations than others. We may not achieve or maintain our current or prior levels of revenue growth. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, will adversely affect our ability to generate revenue and could cause us to experience operating losses.

As is the case with other companies in our industry, many of our customers defer purchasing decisions until late each quarter. As a result, we are significantly dependent upon the sale of our products in the third month of each quarter, and, if we do not generate enough revenue in the third month of each quarter to meet the earnings expectations of analysts, the price of our common stock could decline.

        As is the case with other companies in our industry, we have historically recognized a substantial portion of our revenue in the last month of each quarter because many of our customers defer purchasing decisions until late each quarter. In recent quarters, we have recognized more than 50% of our quarterly revenue in the third month of the quarter. We expect this trend to continue for the foreseeable future. As a result, our ability to meet the earnings expectations of analysts depends on our ability to not only generate sales orders in the third month of each quarter but also satisfy each of the various accounting requirements for recognizing the revenue generated by such sales prior to the end of the quarter. Moreover, our engineering probe stations typically range in price from $30,000 to $300,000 for a single unit, so a delay in the shipment of even one engineering probe station and the corresponding delay in recognition of revenue for the sale of probe stations, can have a very large impact on our quarterly results. If we are unable to generate a sufficient amount of sales during the last month of the quarter or if we are unable to recognize the revenue generated by sales made during this period, we could miss the earnings expectations of analysts, which could cause the price of our common stock to decline.

Because we generally do not have a sufficient backlog of unfilled orders to meet our quarterly revenue targets, revenue in any quarter is substantially dependent upon customer orders received and fulfilled in that quarter.

        Our revenue is difficult to forecast because we generally do not have a sufficient backlog of unfilled orders for our engineering probe stations, analytical probes and production probe cards to meet our quarterly revenue targets at the beginning of a quarter. Rather, a majority of our revenue in any quarter depends upon customer orders that we receive and fulfill in that quarter. Furthermore, because our expense levels are based in part on our expectations as to future revenue and, to a large extent, are fixed in the short term, we might be unable to adjust spending in time to compensate for any unexpected shortfall in revenue. Accordingly, any significant shortfall in revenue in relation to our expectations and the expectations of analysts could hurt our operating results and result in a decline in the price of our common stock.

Although our production probe cards have not yet been widely adopted, we have continued to devote significant effort and resources to the growth and development of these products, which has had, and could continue to have, an adverse effect on our operating margins.

        Our future growth depends in part on market adoption of, and demand for, our production probe cards. We have devoted significant resources to the development and growth of these products. To date, these investments have exceeded the revenue generated by the sale of these products. Large-scale market adoption of these products will depend on our ability to demonstrate the reliability and cost effectiveness of these products to potential customers and on the continued growth of the market for high-speed or complex chips. Production customers are generally very reluctant to adopt new technologies that could affect their production output. Additionally, many potential customers have witnessed the failure of new probe card technologies from other companies, which increases their reluctance to adopt or evaluate new technologies. In addition, because we are the sole source supplier of these products that incorporate our proprietary technology, potential customers may be unwilling to accept a sole source supplier relationship for a product as critical as a production probe card. If our production probe cards are not adopted in the market at a level that is sufficient to offset the costs and resources that we have devoted to the development and promotion of these products, the future growth of our overall business and our operating margins would continue to be adversely affected.

If we do not keep pace with technological developments in the semiconductor industry, especially the trend toward faster, smaller and lower cost chips, our revenue and operating results could suffer as potential customers decide to adopt our competitors' products.

        We must continue to invest in research and development to improve our competitive position and to meet the testing needs of our customers. Our future growth depends, in significant part, on our ability to work effectively with and anticipate the testing needs of our customers and on our ability to develop and support new products and product enhancements to meet these needs on a timely and cost-effective basis. Our customers' testing needs are becoming more challenging as the semiconductor industry continues to experience rapid technological change driven by the demand for complex chips that have smaller element sizes and at the same time are increasing in speed and functionality and becoming less expensive to produce. Our customers expect that they will be able to integrate our wafer probing products into their design and production processes as soon as they are deployed. Therefore, to meet these expectations and remain competitive, we must continually design, develop and introduce on a timely basis new products and product enhancements with improved features. Successful product development and introduction on a timely basis require that we:

  •
  design innovative and performance-enhancing features that differentiate our products from those of our competitors;

  •
  identify emerging technological trends in our target markets;

  •
  respond effectively to technological changes or product announcements by others; and

  •
  adjust to changing market conditions quickly and cost-effectively.

        If we are unable to timely predict industry changes, or if we are unable to modify our products on a timely basis, we might lose customers or market share, and our operating results could suffer. We cannot assure you that we will successfully develop and bring new products to market in a timely and cost-effective manner, that any product enhancement or new product developed by us will gain market acceptance or that products or technologies developed by others will not render our products or technologies obsolete or uncompetitive.

Our growth depends on the growth of the markets for faster, smaller and lower cost chips, such as radio frequency chips, telecommunications chips and graphics processors.

        We market our products to semiconductor designers and manufacturers that are working with increasingly complex chips, such as radio frequency chips, telecommunications chips and graphic processors, in both the engineering and production test environments. We cannot assure you that the markets for our customers' products will continue to grow at historical rates or at all. If these markets do not continue to grow, or if they grow at a lower rate than anticipated, growth in the demand for our customers' products would diminish, which would adversely affect the sales of our products to these customers and harm our business, financial condition and results of operations.

Intense competition in the semiconductor wafer probing business may reduce demand for our products and reduce our sales.

        The markets for our products are highly competitive, and we expect competition to continue in the future. We believe that our principal competitors are the major providers of probe stations, production probe cards and analytical probes. Our primary competitor in the probe station market is Suss MicroTec AG (Karl Suss), but we also compete with Bekutasemikon, K.K., Lucas/Signatone Corporation, The Micromanipulator Company Incorporated, and Wentworth Laboratories Inc., among others. Our Pyramid Probe cards compete with product offerings of other probe card vendors including Feinmetall GmbH, FormFactor Inc., GGB Industries Inc., Japan Electronic Materials Corporation, Kulicke & Soffa Inc., Mesatronics S.A., Micronics Japan Company, Ltd., MicroProbe, Inc., Micro Square Technology Incorporated, PHICOM Corporation, SV Probe, Technoprobe S.r.l., Tokyo Cathode Laboratory Company, Ltd., Wentworth Laboratories Inc., and others. At least three probe card vendors, FormFactor Inc., Mesatronics S.A. and PHICOM Corporation, are also offering probe cards built using types of lithographic patterning. Our primary competitor in the analytical probe market is GGB Industries. These competitors or other potential competitors may have developed or may be developing technology of which we are unaware that may render our products uncompetitive. Some of our competitors have significantly greater financial, technical and marketing resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of their products or to deliver competitive products at lower prices. We cannot assure you that we will maintain our current competitive position or that our production probe cards will achieve widespread acceptance in the market. Finally, increased competition could result in pricing pressures, reduced sales, reduced margins or failure to achieve or maintain widespread market acceptance for our products, any of which could prevent us from growing our business.

We obtain some of the materials, components and subassemblies used in our products from a single source or a limited group of suppliers. If these suppliers are unable to provide us with these materials, components or subassemblies in adequate quantities and on a timely basis, we may be unable to manufacture our products or meet our customers' needs.

        We obtain some of the materials, components and subassemblies used in our products from a single source or a limited group of suppliers. Approximately 14% of the dollar value of our product purchases in 2003 were from sole source suppliers, including Agilent Technologies, Micro-Coax, Inc., Resin Systems, Inc. and Thales-Optem, Inc. Although we were not forced to delay shipment of any product due to delays in 2003 related to such suppliers, from time to time, we may experience difficulties in obtaining these materials, components and subassemblies from some suppliers, especially during periods of high demand for semiconductor capital equipment. The manufacture of some of the materials, components and subassemblies that we use in our products, such as thermal chucks and microscopes, is a complex process, and in the event that we cannot obtain an adequate supply of these components, it would be difficult and time-consuming to identify and qualify new suppliers. If some of the materials used in our lithographic probe manufacturing process become unavailable, it would be costly and time consuming to identify and qualify new suppliers. Moreover, many of these suppliers are small companies that may be more susceptible to downturns in general economic conditions, thereby increasing the risks of product and shipment delays, increased costs or loss of suppliers. Finally, we do not have written agreements with any of these suppliers to guarantee the supply of these products.

        The delay in shipments from, or complete loss of, any one of these suppliers could prevent us from producing and shipping our products, resulting in lost orders for our products and damage to our customer relationships, which would harm our results of operations. Furthermore, a significant increase in the price of one or more of these materials, components or subassemblies could materially adversely affect our results of operations.

We rely on independent manufacturers' representatives and distributors for a significant portion of our revenue, and a disruption in our relationship with our manufacturers' representatives or distributors would have a material adverse effect on our revenue.

        Approximately 76% of our revenue in 2003 was generated through independent manufacturers' representatives and distributors, whose activities are not within our direct control. In addition, in some locations, our manufacturers' representatives and distributors provide field service to our customers. A reduction in the sales efforts or financial viability of these manufacturers' representatives or distributors, or a termination of our relationship with these representatives or distributors, would have a material adverse effect on our sales, financial results and ability to support our customers. Our manufacturers' representatives and distributors are not obligated to continue selling our products, and they may terminate their arrangements with us at any time with limited or no prior notice. If we make the business decision to terminate or modify our relationships with one or more of our independent manufacturers' representatives, or if a manufacturers' representative decides to disengage from us, and we do not effectively and efficiently manage such a change, we could lose sales to existing customers and fail to obtain new customers. Establishing alternative sales channels would consume substantial time and resources, decrease our revenue and increase our expenses.

We depend upon the sale of our engineering probe stations for a significant portion of our revenue, and a decline in demand for our engineering probe stations would have a more significant impact on our revenue than a downturn in demand for our analytical probes or production probe cards.

        Historically, we have derived a large majority of our revenue from the sale of our engineering probe stations. We anticipate that sales of our engineering probe stations will continue to represent a large majority of our revenue for the foreseeable future. Our business depends in large part upon continued demand in current markets for, and adoption in new markets of, current and future generations of our engineering probe stations. Continued market adoption depends upon our ability to increase customer awareness of the benefits of our engineering probe stations and to prove their reliability and cost effectiveness.

        We may be unable to sell our engineering probe stations to existing and potential customers if those customers change their chip test strategies, change their capital equipment buying strategies or chose not to change or upgrade their existing test equipment. We might not be able to sustain or increase our revenue from sales of our engineering probe stations, particularly if conditions in the semiconductor market deteriorate or if the market enters into another downturn.

        In addition, sales of our engineering probe stations depend in part upon the level of research and development spending in the semiconductor industry. Historically, the level of research and development spending in the semiconductor industry has followed the overall cycles of the semiconductor industry but at a reduced rate of growth or decline, as the case may be. If our customers reduce their research and development spending or if the overall level of research and development spending in the semiconductor industry does not continue to follow the growth rate of the overall semiconductor industry, consistent with historical patterns, our revenue would decline, which could result in a decline in the price of our common stock.

        We believe that we currently have a significant market share in the engineering probe station market. As a result, it may be difficult for us to both maintain our current level of market share and capture opportunities for growing our market share, especially if the market for engineering probe stations does not continue to grow as we expect. If the market for engineering probe stations does not continue to grow, our business may not expand, even if we are successful in increasing our market share.

We may make future acquisitions, which may be costly, difficult to integrate with our operations, divert management resources and dilute shareholder value.

        As part of our business strategy, we may make acquisitions of, or investments in, companies, products or technologies that complement our current product offerings, enhance our technical capabilities, expand our operations into new markets or offer other growth opportunities. If we fail to successfully integrate any acquired businesses, products or technologies, we would not achieve anticipated revenue and cost benefits. While we have no current agreements and no active negotiations underway with respect to any such acquisitions or investments, we may acquire companies, products or technologies in the future, which could pose risks to our operations including:

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  difficulties assimilating the acquired operations, personnel, technologies or products into our company;

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  diversion of management's attention from our existing business; and

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  adverse effects on relationships with our existing suppliers, customers or partners.

If semiconductor manufacturers do not convert to 300 mm wafers, or do not convert at the rate we anticipate, our growth and profitability could be harmed.

        The recent downturn in the semiconductor industry caused various chip manufacturers to readdress their respective strategies for converting existing 200 mm wafer fabrication facilities to 300 mm wafer fabrication or for building new 300 mm wafer fabrication facilities. Some manufacturers, including some of our customers such as Texas Instruments, Motorola and ST Microelectronics have delayed, cancelled or postponed previously announced plans to convert to 300 mm wafer fabrication. These delays have impacted demand for our 300mm probe stations. We believe that the decision to convert to a 300 mm wafer fabrication facility is made by each manufacturer based upon both internal and external factors, such as:

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  current and projected prices for semiconductors;

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  projected price erosion for the manufacturer's particular semiconductors;

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  supply and demand levels for semiconductors;

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  overall manufacturing capacity within the manufacturer's target market(s);

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  the availability of funds to the manufacturer;

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  the technology roadmap of the manufacturer; and

  •
  the price and availability of equipment needed within the 300 mm fabrication facility.

        One or more of these internal and external factors, as well as other factors, including factors that a manufacturer may choose not to disclose publicly, could impact the decision to maintain a 300 mm conversion schedule, to delay the conversion schedule for a period of time or to cancel the conversion. We have invested significant resources to develop technology that addresses the market for 300 mm wafers. Although in late 2003, we began to see an acceleration in the transition from 200mm to 300mm technology, if manufacturers delay or discontinue the transition to 300 mm wafers, or make the transition more slowly than we currently expect, our growth and profitability could be affected.

We face economic, political and other risks associated with our international sales and operations, which could materially harm our operating results.

        Since 1997, we have derived more than 50% of our annual revenue from sales outside North America, primarily in Japan, other Asian countries and Europe. No individual country within Asia, except Japan, and no individual country within Europe represented 10% or more of total revenue in 2003, 2002 or 2001. Geographic revenue was as follows (in thousands):

	Year ended December 31,
	2003	2002	2001
Geographic revenues:
United States	$24,708	$22,060	$29,810
Japan	11,838	11,861	18,738
Other	14,010	17,186	23,748

	$50,556	$51,107	$72,296

We expect international sales to continue to represent a substantial portion of our revenue for the foreseeable future. In the past, the economic climate in some foreign markets, particularly in Asia, has quickly and dramatically changed, resulting in a negative effect on our operating results. For example, during the Asian economic crisis that began in 1998, we saw a 32% decline in revenue in 1998 compared to 1997, from Asia not including Japan. We saw a 45% decrease in revenue from the same region in 2003 compared to 2001.

        Currently, we maintain international offices in Europe and Asia, and we may establish new international offices in the future. If our gross margin from international operations does not exceed the expense of establishing and maintaining our international operations, our operating margins would be adversely affected. Additional risks we face in conducting business internationally include:

  •
  difficulties and costs of staffing and managing international operations across different geographic areas;

  •
  the possible lack of financial and political stability in foreign countries, preventing overseas sales growth;

  •
  changes in domestic or foreign law or policy resulting in the need to comply with potentially burdensome government controls, regulations, tariffs, embargoes or export license requirements;

  •
  longer payment cycles;

  •
  differing and more burdensome labor regulations and practices in Europe;

  •
  the aftermath of the war in Iraq or other armed conflicts in the Middle East;

  •
  the effects of Severe Acute Respiratory Syndrome or other sudden outbreaks of epidemics in Asia; and

  •
  the effects of terrorist attacks in the United States and any related conflicts or similar events worldwide.

        The different cultures in countries where we do business often challenge us to meet or manage local expectations about how employees are hired, managed, compensated, or terminated. For example, most employees in Japan expect an organization wherein a manager's direct reports are younger than the manager. In Europe, governments force the severance costs of a reduction in force action to be generally much higher than in the US. In multiple Asian countries outside of Japan, our sales have been affected by the SARS epidemic and by radical currency fluctuations that caused our customers to delay purchase decisions.

        Finally, there have been significant fluctuations in the exchange rates between the dollar and the currencies of countries in which we do business. While most of our international sales have been denominated in U.S. dollars, our international operating expenses have been denominated in foreign currencies. As a result, a decrease in the value of the U.S. dollar relative to the foreign currencies could increase the relative costs of our overseas operations, which could reduce our operating margins. Significant unfavorable fluctuations in the exchange rates between the U.S. dollar and foreign currencies could cause us to lower our prices and thus reduce our profitability. In addition, fluctuations in exchange rates could cause customers to delay or cancel orders because of the increased cost of our products relative to those of our competitors who manufacture in other countries. Other income (expense), net in 2003, 2002 and 2001 includes the following currency related gains and losses (in thousands):

	Year ended December 31,
	2003	2002	2001
Gains (losses) related to foreign currency hedges	$49,000	$(324,000)	$(31,000)
Translation related foreign currency gains	318,000	304,000	65,000

	$367,000	$(20,000)	$34,000

Failure to retain key managerial, technical, and sales and marketing personnel or to attract new key personnel could harm our business.

        Our success depends on the continued services of our executive officers and other key management, technical, and sales and marketing personnel and on our ability to continue to attract, retain and motivate qualified personnel. Currently, our key personnel include Eric Strid, our Chairman and Chief Executive Officer, Bruce McFadden, our President and Chief Operating Officer, Eric Blachno, our Chief Financial Officer, John Pence, our Vice President and General Manager, Engineering Products Division and K. Reed Gleason, our Vice President of Advanced Technology. Following the completion of this offering, our executive officers and other key employees will be able to exercise stock options and sell the underlying stock, which may reduce their incentive to continue their employment with us. The loss of key personnel could limit our ability to develop new products and adapt existing products to our customers' evolving requirements and may result in lost sales and a diversion of management resources. Furthermore, much of our competitive advantage and intellectual property is based on the expertise, experience and know-how of our key personnel. We do not have employment agreements or non-competition agreements with any of our employees except for an employment agreement with our Chief Financial Officer. To support our future growth, we will need to attract and retain additional qualified management, technical, and sales and marketing employees. Competition for such personnel in our industry is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel.

Our customers' evaluation processes can lead to lengthy sales cycles, during which we may incur significant costs that may not result in sales.

        Our customers typically expend significant efforts in evaluating and qualifying our products prior to placing an order, particularly for orders of engineering probe stations and production probe cards. This evaluation and qualification process frequently results in a lengthy sales cycle, typically ranging from three to 12 months and sometimes longer. During the period in which our customers are evaluating our products, we incur substantial sales, marketing, research and development expenses and expend significant management efforts. After completing this evaluation process, a potential customer may elect not to purchase our products. In addition, product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which our products represent a very small percentage of their overall purchase activity.

        Additional factors, some of which are partially or completely outside our control, that affect the length of time it takes us to complete a sale, include:

  •
  the efforts of our sales force;

  •
  the history of previous sales to the customer;

  •
  the complexity of the customer's engineering or production processes;

  •
  the internal technical capabilities and sophistication of the customer; and

  •
  the capital expenditure budgets of the customer.

        The lengthy and unpredictable nature of our sales cycle could result in fluctuations in our operating results, which could fall below the expectations of analysts and investors for any particular period of time, and result in a decline in the price of our common stock.

If our products contain defects, our reputation would be damaged, and we could lose customers and revenue and incur warranty expenses.

        The complexity and ongoing development of our products, as well as the inclusion in our products of components purchased from third parties, could lead to design, manufacturing or performance problems. Our products may contain defects which could cause our sales to decline, our reputation to be significantly damaged and our customers to be reluctant to buy our products, any or all of which could result in a decline in revenue, an increase in product returns, higher field service costs, the loss of existing customers or the failure to attract new customers. Our warranty expense totaled $679,000, $409,000 and $194,000, respectively, in 2003, 2002 and 2001. Our warranty expense over the past two years has increased in large part due to failures in components purchased from third parties, a substantial portion of which has not been reimbursed by the vendors. Although we are not currently seeking reimbursement from any vendors related to our warranty expense, we have in the past, and may again in the future, seek reimbursement from certain vendors. To the extent that we experience additional failures of purchased components that increase our warranty expenses that are not reimbursed by the vendor, our results of operations will be adversely affected.

If we fail to protect our proprietary technology and rights, competitors may be able to use our technologies, which would weaken our competitive position and could reduce our sales.

        Our success and competitive position depend in significant part on the technically innovative features of our products, and, if we fail to protect our proprietary rights, our competitors might gain access to our technology. Although we rely in part on patent, trade secret and trademark laws to protect the proprietary technology used in our products, our patents may be challenged by third parties and held invalid, and any of our pending patent applications may not be approved. Additionally, we may not be able to develop additional proprietary technology that is patentable. Policing unauthorized use of our products is difficult, and we may not be able to prevent the misappropriation and unauthorized use of our technologies. Furthermore, our existing and future patents may not be sufficiently broad to protect our proprietary technologies, may not provide us with competitive advantages and may be circumvented by the designs of third parties.

        Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Others may independently develop or otherwise acquire similar or competing technologies or methods or design around our patents. Additionally, some of our proprietary technology cannot be effectively protected by patents. In these cases, we rely on trade secret laws and confidentiality agreements to protect our confidential and proprietary information, processes and technology. However, our confidential and proprietary information, processes and technology could be independently developed by, or otherwise become known to, third parties, which would weaken our competitive position and might reduce our sales.

        Since 1997, we have derived more than 50% of our annual revenue from products sold to customers outside of North America. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and many companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries. The manner in which we protect our proprietary rights may not be adequate in some foreign countries. Our failure to adequately protect our intellectual property in foreign countries would make it easier for competitors to copy or circumvent our product designs and sell competing products in those countries, which could adversely affect our revenue and cause us to lose customers.

Intellectual property infringement claims by or against us may result in litigation, the cost of which could be substantial and could prevent us from selling our products.

        The semiconductor industry is characterized by uncertain and conflicting intellectual property claims, frequent litigation regarding patent and other intellectual property rights and vigorous protection and pursuit of these rights. Questions of infringement in the semiconductor industry involve highly technical and subjective analyses. Litigation may be necessary to determine the validity and scope of our proprietary rights or to defend against claims of infringement or invalidity by third parties, and we may not prevail in any litigation. Any such litigation, whether or not determined in our favor or settled, might be costly, could harm our reputation, could cause product shipment delays and could divert the efforts and attention of our management and technical personnel from our normal business operations. For example, we incurred $365,000 in legal expenses between 2000 and 2004 to defend our intellectual property rights from infringement by others or to defend ourselves against claims that we infringed the intellectual property rights of others. We are not currently involved in any such litigation. However, an adverse outcome in any intellectual property litigation might result in the loss of our proprietary rights, subject us to significant liabilities, require us to spend significant resources to develop non-infringing technology, require us to seek licenses from third parties, prevent us from manufacturing and selling our products or require us to discontinue the use of certain technology in our products, any of which could have an adverse effect on our business, financial condition and results of operations. License agreements, if required, might not be available on terms acceptable to us or at all.

Our growth could strain our personnel and infrastructure resources, and, if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

        Our growth has placed and will continue to place significant demands on our management, operational, financial and technical resources and on our internal control, management information and reporting systems. Our success will depend, in part, upon the ability of our senior management to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to:

  •
  continue to improve our operational, financial and management controls and our reporting systems and procedures;

  •
  manage the growth of different product lines with different cost structures; and

  •
  recruit, train, manage and motivate our employees to support our expanded operations.

Our success depends on our continued investment in research and development, the level and effectiveness of which could reduce our profitability.

        We will continue to make investments in research and development to sustain and improve our competitive position and meet our customers' needs. These investments currently include refining Pyramid Probe fabrication processes, developing higher performance Pyramid Probe cards and enhancing engineering probe stations for 300 mm wafers. To maintain our competitive position, we may need to increase our research and development investment, which could reduce our profitability. In addition, we cannot assure you that we will achieve a return on these investments, nor can we assure you that these investments will improve our competitive position and meet our customers' needs.

We manufacture nearly all of our products at our Oregon facilities, and any disruption in the operations of these facilities could harm our business.

        We manufacture almost all of our products in our facility located in Beaverton, Oregon. Our manufacturing processes are complex and require sophisticated and costly equipment and specially designed facilities. As a result, any prolonged disruption in the operations of our facilities, whether due to technical or labor difficulties or destruction of or damage to the facility as a result of an earthquake, fire or any other reason, could materially and adversely affect our business, financial condition and results of operations.

A disruption in our strategic relationship with Agilent Technologies could have a negative effect on our ability to market our products and could result in a decline in the price of our common stock.

        We have a longstanding relationship with Agilent Technologies in which we jointly market selected probing solutions, comprised of products from both companies. In addition, we periodically meet with representatives from Agilent to jointly plan future product development. Consequently, our relationship with Agilent is an important factor in our ability to market our products and plan for future product development. Our joint marketing relationship with Agilent is not governed by a contract. Therefore, Agilent could terminate its relationship with us or announce a strategic relationship with one of our competitors at any time. A termination of our relationship with Agilent could harm our ability to market our products and could result in a decline in the price of our common stock.

        Furthermore, in those situations in which a customer purchases our products alongside Agilent's products, we depend on Agilent's ability to timely deliver its products to complete the installation of our product. To the extent that there is a delay in the shipment of Agilent's products, the timing of our revenue could be adversely affected, which could cause us to miss the earnings expectations of analysts and result in a decline in the price of our common stock.

We may fail to comply with environmental regulations, which could result in significant costs and harm our business.

        We are subject to a variety of federal, state and local laws, rules and regulations relating to the storage, use, discharge, disposal and human exposure to hazardous and toxic materials used in our thin-film fabrication facility and other manufacturing operations. The risk of a release of hazardous or toxic materials cannot be completely eliminated, and if such a release occurs, we could be held financially responsible for the cleanup or other consequences of the release. We are not aware of any releases at any of our facilities that could reasonably be expected to result in any material liabilities to us. Our past, present or future failure to comply with environmental laws and regulations could result in enforcement actions, substantial liabilities and suspension of production or cessation of operations in extreme situations. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or build new facilities or require us to acquire additional expensive equipment, modify our manufacturing processes, or incur other substantial expenses which could harm our business, financial condition and results of operation. These environmental laws and regulations could become more stringent over time, imposing even greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm our business, financial condition and results of operation. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, equipment failure or other causes.

Product liability claims may be asserted against us, resulting in costly litigation for which we may not have sufficient liability insurance.

        Our customers may use our products in the testing of high reliability semiconductors for critical applications such as telecommunications infrastructure, military, medical and aerospace equipment. Defects or other problems with the performance of our products could result in financial or other damages to our customers. In addition, some of our engineering probe stations that use high powered lasers or operate at high voltage or extreme temperatures may cause death or injury to persons utilizing such equipment due to undetected design or manufacturing defects or due to improper use or maintenance by our customers. Although our product invoices and sales contracts generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these provisions. Product liability litigation against us, even if it were unsuccessful, could be time consuming and costly to defend. Additionally, although we carry product liability insurance, in some circumstances it may not cover certain claims or be adequate to cover all claims.

We rely on a small number of customers for a significant portion of our revenue, and the termination of any of these relationships would adversely affect our business.

        IBM accounted for 11% of our revenue in 2003, and four customers, including IBM, accounted for 30% of our revenue in 2003. Our customers are not obligated by long-term contracts to purchase our products and may discontinue purchasing our products at any time. The semiconductor industry is highly concentrated and a small number of semiconductor manufacturers generally account for a substantial portion of the purchases of semiconductor test equipment, including our products. Consequently, our business and operating results would be materially, adversely affected by the loss of any of our significant customers.

        In addition, our ability to increase our revenue will depend in part upon our ability to obtain orders from new customers, particularly customers of our production probe cards. Obtaining orders from new customers is difficult because semiconductor manufacturers typically select one vendor's products for testing a particular new generation of chips. Once a manufacturer has selected a vendor, that manufacturer is more likely to continue to purchase products from that vendor for that generation of chips, as well as subsequent generations of chips. We therefore place great emphasis on relationships with our current customers because these customers are difficult to replace. In addition, we focus on leveraging our relationships with current customers to sell into additional engineering labs and production lines in the same company and similar groups in other companies. If we are unable to maintain our relationships with our existing significant customers or to obtain new customers that adopt and implement our products and technology, we will not be able to meet our revenue and growth targets, which could result in a decline in the price of our common stock.

Our employment costs in the short-term are, to a large extent, fixed, and therefore, any shortfall in sales would harm our operating results.

        Our operating expense levels are based, in significant part, on our headcount. For a variety of reasons, particularly the high cost and disruption of layoffs, the costs of recruiting and training new personnel and product delivery and service commitments to our customers, our headcount in the short-term is, to a large extent, fixed. Accordingly, we may be unable to reduce employment costs in a timely manner to compensate for any shortfall in our sales or gross margins, which could materially harm our operating results. For example, in 2001, we experienced a downturn in our business, but deferred the layoff of personnel until August 2001, which contributed to our net losses beginning in the fourth quarter of 2001.

The additional costs that we incur as a result of becoming a public company will affect our operating results.

        We will incur incremental costs as a public company for additional expenses such as increased auditing and legal fees, which will increase our operating expenses and will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently enacted by the Securities and Exchange Commission, or the SEC, and the Nasdaq National Market have imposed new corporate governance requirements for listed companies. We expect these rules to increase our legal and financial compliance costs and to make some activities more difficult, time consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

Risks Related To This Offering

There is currently no public market for our common stock, and we cannot assure you that following this offering the price of our common stock will not decline.

        Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the underwriters and us and may not be indicative of prices that will prevail in the trading market. Among the factors that could affect our stock price are:

  •
  quarterly variations in our operating and financial results;

  •
  failure to meet the publicly disclosed expectations of analysts for a given quarterly period;

  •
  changes in financial estimates or publication of research reports by analysts;

  •
  speculation in the press or investment community;

  •
  extreme fluctuations in the prices and trading volumes of the stock of high technology companies, particularly companies listed on the Nasdaq National Market;

  •
  conditions or developments in the semiconductor and capital equipment industry and the general economy;

  •
  our ability to successfully introduce new products and manage new product transitions; and

  •
  announcements relating to any of our key customers, significant suppliers or competitors.

        These broad market and industry factors may decrease the market price of our common stock regardless of our actual operating performance.

Our officers and directors and their affiliates will control the outcome of matters requiring shareholder approval.

        Upon completion of this offering, our executive officers and directors and their affiliates will beneficially own approximately     •    % of our outstanding shares of common stock. Consequently, these shareholders will have the ability, when acting together, to control the election of our directors and the outcome of corporate actions requiring shareholder approval, such as a merger or a sale of our company or a sale of all or substantially all of our assets. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other shareholders and be disadvantageous to our shareholders with interests different from those of our officers, directors and affiliates. These shareholders will also have significant control over our business, policies and affairs. Additionally, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

Our management will retain broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

        Except for the anticipated use of $7.0 million to repay certain outstanding indebtedness, we do not have a specific plan with respect to the use of the net proceeds of this offering and have not committed these proceeds to any particular purpose. Consequently, our management will have broad discretion as to how to spend the proceeds from this offering. Our management may spend these proceeds in ways in which our shareholders may not agree or that do not yield a favorable return. We plan to use most of the net proceeds of this offering for general corporate purposes, including working capital. We may also use a portion of the proceeds to acquire or make investments in businesses, products or technologies that we think are complementary to our business, but we currently do not have any agreements or arrangements with respect to any such transactions. Any acquisition or investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. Consequently, a substantial portion of the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

The anti-takeover provisions of our charter documents and Oregon law may inhibit a takeover or change in our control that shareholders may consider beneficial.

        Provisions of our articles of incorporation and bylaws and provisions of Oregon law may have the effect of delaying or preventing a merger or acquisition of us, making a merger or acquisition of us less desirable to a potential acquirer or preventing a change in our management, even if the shareholders consider the merger or acquisition favorable or if doing so would benefit our shareholders. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our articles of incorporation or bylaws:

  •
  We have a staggered board of directors, which will make it more difficult for a group of shareholders to quickly change the composition of our board.

  •
  Our board of directors is authorized, without prior shareholder approval, to create and issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us or change our control, commonly referred to as "blank check" preferred stock.

  •
  Members of our board of directors can only be removed for cause.

  •
  The board of directors may alter our bylaws without obtaining shareholder approval.

  •
  Shareholders are required to provide advance notice for nominations for election to the board of directors or for proposing matters to be acted upon at a shareholder meeting.

  •
  Any action that is taken by written consent of shareholders must be unanimous.

        We are also subject to the provisions of the Oregon Control Share Act and the Oregon Business Combination Act, each of which may have certain anti-takeover effects. See "Description of Capital Stock" for a more complete description of the anti-takeover provisions.

You will experience an immediate and significant dilution in the book value of your investment.

        Because the initial public offering price is substantially higher than the book value per share of common stock, purchasers of our common stock in this offering will be subject to immediate and substantial dilution of $        •        per share. You will experience additional dilution to the extent that the underwriters exercise their over-allotment option. See "Dilution" for a more complete description of the dilution that will occur as a result of this transaction.

Future sales of common stock in the public market by our existing shareholders could cause our stock price to decline.

        If our shareholders sell shares of common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock may decline. Such sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate. Upon completion of this offering, we will have    •    shares of common stock outstanding. Additionally, as of March 1, 2004, we had 1,609,443 shares of common stock subject to outstanding options. Of the shares of common stock outstanding upon completion of this offering, the shares sold in this offering will be freely tradable. Of the     •    remaining shares of common stock outstanding immediately after this offering, we do not expect a significant number of shares of common stock held by our existing shareholders and option holders to be eligible for sale into the public market until 180 days after the date of this offering as substantially all such shares will be subject to lock-up agreements. The liquidity of the trading market in our common stock and the market prices quoted for our shares may be adversely affected due to the existence of the lock-up agreements. On occasion, underwriters have removed lock-up restrictions early, and it is possible that our underwriters may remove some or all of these restrictions earlier than 180 days after the completion of this offering, although the underwriters currently have no intention to remove any of these lock-up restrictions.

        After this offering, the holders of an aggregate of approximately    •    shares of common stock will have registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. After this offering, we intend to register all shares of common stock that we may issue under our stock option plans and employee stock purchase plan. Once we register these shares, they may be freely sold in the public market, subject to the lock-up restrictions described above.

If our stock price is volatile, securities class action litigation may be brought against us, which could result in substantial costs.

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities, and newly public companies tend to experience more volatility in their stock price. We may be the target of such litigation in the future. Securities litigation may result in substantial costs and divert management's attention and resources, which may seriously harm our business.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus contains forward looking statements. These statements identify substantial risks and uncertainties and relate to future events or our future financial performance. In some cases, you can identify forward looking statements by terminology such as "may," "will," "could," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and similar expressions, whether in the negative or affirmative. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors" and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward looking statement. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward looking statements after the date of this prospectus to confirm them to actual results or to changes in our expectations.

USE OF PROCEEDS

        Net proceeds from the sale of the    •    shares of common stock in this offering will be approximately $    •     million after deducting the underwriting discount and commissions and our estimated offering expenses. If the underwriters exercise their over allotment option in full, our estimated net proceeds will be approximately $    •     million. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

        The principal purposes for this offering are to raise capital, create a public market for our common stock, repay a $7.0 million note payable, enhance our ability to acquire other businesses, products and technologies and facilitate future access to public securities markets. We have not yet determined the specific amount of net proceeds to be used for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

        As indicated, we expect to use $7.0 million of the net proceeds to repay the senior unsecured note described below. We expect to use the remainder of the net proceeds for general corporate purposes, including working capital and potential acquisitions or strategic investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Although we may use a portion of the net proceeds to acquire or make an investment in businesses, products or technologies that are complementary to our business, we have no agreements or arrangements with respect to any such transactions at the present time. Pending such uses, we plan to invest the net proceeds in interest bearing, investment grade securities. You will not have the opportunity to evaluate the economic, financial or other information from which we base our decisions on how to use the proceeds.

        In December 2003, in conjunction with the redemption of our Series C convertible preferred stock, we issued a $7.0 million senior unsecured note payable to TIAA, the holder of all shares of Series C convertible preferred stock, constituting 14% of our then outstanding shares. The note accrues interest at 6.0% per annum through December 31, 2004, 8.0% per annum during 2005 and 10% per annum during 2006. Interest is payable quarterly. Principal payments are due quarterly, with $500,000 due each quarter of 2004 and $625,000 due each quarter thereafter through December 2006. We may prepay the note at any time without penalty in amounts of not less than $1.0 million.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common or preferred stock. We currently expect to retain any future earnings to fund the operation and expansion of our business, and therefore, we do not currently expect to pay cash dividends in the foreseeable future. Dividends cannot be paid without the consent of the holder of the senior unsecured note referred to above.

CAPITALIZATION

        The following table summarizes our cash, cash equivalents, marketable securities, long-term debt and capitalization as of December 31, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the conversion of all outstanding shares of our Series A and Series B convertible preferred stock into a total of 2,346,486 shares of our common stock upon the closing of this offering and the termination of the redemption feature of the redeemable common stock; and

  •
  on a pro forma as adjusted basis to give effect to the receipt of the net proceeds from the sale of    •    shares of our common stock at an assumed initial offering price of $    •    per share, after deducting the underwriting discount and the estimated offering expenses payable by us and the application of the net proceeds as described in "Use of Proceeds."

        You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share data)
Cash, cash equivalents and marketable securities	$10,717	$10,717	$

Long-Term Debt:
Current portion of long-term debt and capital leases	$2,043	$2,043		$43
Long-term debt and capital leases, less current portion	5,038	5,038		38

Total long-term debt	7,081	7,081		81
Redeemable Stock:
Common stock, $0.01 par value. 12,000,000 shares authorized, actual, 441,944 shares issued and outstanding, actual, and no shares issued and outstanding, pro forma and pro forma as adjusted	584	—		—
Shareholders' Equity:
Series A convertible preferred stock, $0.01 par value. 1,337,319 shares authorized, issued and outstanding, actual, and no shares issued and outstanding, pro forma and pro forma as adjusted	13	—		—
Series B convertible preferred stock, $0.01 par value. 1,009,167 shares authorized, issued and outstanding, actual, and no shares issued and outstanding pro forma and pro forma as adjusted	10	—		—
Common stock, $0.01 par value. 12,000,000 shares authorized, actual, and 100,000,000 shares authorized, pro forma and pro forma as adjusted; 4,653,373 shares issued and outstanding, actual, 7,441,803 shares issued and outstanding, pro forma and • shares issued and outstanding, pro forma as adjusted	47	74		•
Additional paid in capital	13,335	13,915		•
Deferred stock-based compensation	(902)	(902)		•
Accumulated other comprehensive income	6	6		•
Retained earnings	10,451	10,451		•

Total shareholders' equity	22,960	23,544		•

Total capitalization	$30,625	$30,625	$	•

        The share information set forth above excludes:

  •
  1,773,495 shares of common stock subject to options outstanding at December 31, 2003 at a weighted average exercise price of $4.52 per share; and

  •
  1,003,710 shares of common stock available for grant under our 2000 Stock Incentive Plan and 400,000 shares available for issuance under our 2004 Employee Stock Purchase Plan.

DILUTION

        Our pro forma net tangible book value as of December 31, 2003 was $    •     million or $    •    per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible assets less total liabilities by our pro forma number of outstanding shares of common stock after giving effect to the automatic conversion of all outstanding shares of preferred stock into 2,346,486 shares of common stock upon the closing of this offering. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of    •    shares of common stock in this offering at an assumed initial public offering price of $    •    per share and the receipt of the net proceeds of such sale, the pro forma net tangible book value as of December 31, 2003 would have been $    •     million, or $    •    per share. This amount represents an immediate increase in pro forma net tangible book value per share of $    •    to the current shareholders and an immediate dilution of $    •    per share to purchasers of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$	•
Pro forma net tangible book value per share as of December 31, 2003	$	•
Increase in pro forma net tangible book value per share attributable to this offering	$	•
Pro forma net tangible book value per share after this offering	$	•
Dilution per share to new investors	$	•

        If the underwriters exercise their over-allotment option in full, our adjusted pro forma net tangible book value as of December 31, 2003 would have been $    •    , or $    •    per share, representing an immediate increase in pro forma net tangible book value to our existing shareholders of $    •    per share and an immediate dilution to new investors of $    •    per share.

        The following table summarizes, on a pro forma basis, as of December 31, 2003, the number of shares of common stock purchased from us, including shares of common stock issued upon the conversion of preferred stock, the total consideration paid to us and the average price per share paid by our existing shareholders and by the new investors in this offering, at an assumed initial public offering price of $    •    per share, before deducting the underwriting discount and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Number	Percent
Existing shareholders	•	•	%	•	•	%	$	•
New investors(1)	•	•	%	•	•	%	$	•
Total	•	100.0%		•	100.0%		$	•

(1)
The    •    shares sold in this offering include    •    shares to be sold by existing shareholders

        The foregoing discussion and table assume no exercise of any stock options outstanding as of December 31, 2003. Assuming the exercise of all options that were outstanding on December 31, 2003, the shares of common stock purchased by existing shareholders would increase by an additional 1,773,495 shares and the total consideration would increase by approximately $8.0 million. The percentage of the shares purchased by the existing shareholders would increase to    %, and the percentage of the total consideration attributed to existing shareholders would increase to    %. The average price per share paid by existing shareholders would decrease to $    and the total average price per share would decrease to $        .

        If all options outstanding as of December 31, 2003 were exercised, the pro forma net tangible book value per share immediately after completion of the offering would be $    •    , which represents an immediate dilution per share of $    •    to purchasers of shares of common stock in this offering. See "Management—Employee Benefit Plans" and the notes to our consolidated financial statements for more information on our stock incentive plans.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 from our audited financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent accountants, whose report is also included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from audited financial statements not included elsewhere in this prospectus. The historical financial information presented below is not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$51,530	$70,526	$72,296	$51,107	$50,556
Cost of sales	27,444	37,529	42,055	33,357	30,433

Gross profit	24,086	32,997	30,241	17,750	20,123
Operating expenses:
Research and development	5,887	7,711	7,801	6,265	5,411
Selling, general and administrative	14,236	18,667	17,894	16,180	15,289
Deferred stock-based compensation	—	75	134	(8)	177

Total operating expenses	20,123	26,453	25,829	22,437	20,877

Income (loss) from operations	3,963	6,544	4,412	(4,687)	(754)
Other income (expense), net	(266)	304	429	385	553

Income (loss) before income taxes	3,697	6,848	4,841	(4,302)	(201)
Provision (benefit) for income taxes	1,223	2,664	950	(2,244)	248

Net income (loss)	2,474	4,184	3,891	(2,058)	(449)
Accretion of redeemable stock and loss on redemption	150	353	358	362	583

Net income (loss) attributed to common shareholders	$2,324	$3,831	$3,533	$(2,420)	$(1,032)

Basic net income (loss) per share attributed to common shareholders	$0.47	$0.77	$0.70	$(0.48)	$(0.20)

Diluted net income (loss) per share attributed to common shareholders	$0.33	$0.43	$0.41	$(0.48)	$(0.20)

Shares used in basic per share calculations	4,988	5,004	5,015	5,015	5,089

Shares used in diluted per share calculations	7,577	9,622	9,482	5,015	5,089

	As of December 31,
	1999	2000	2001	2002	2003
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$13,511	$5,401	$10,950	$8,632	$10,717
Working capital	26,012	23,444	26,846	25,645	24,415
Total assets	38,114	45,473	43,775	40,815	37,766
Current maturities of long-term debt and capital lease obligations	653	685	122	21	2,043
Long-term debt and capital lease obligations, less current maturities	859	176	43	25	5,038
Other long-term liabilities	647	852	1,045	1,694	1,585
Redeemable stock	10,453	10,656	10,864	10,152	584
Shareholders' equity	18,420	21,689	25,432	23,848	22,960

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a worldwide leader in the design, development and manufacture of advanced wafer probing solutions for the electrical measurement of high performance chips. We design, manufacture and assemble our products in Beaverton, Oregon, with global sales, service and support centers in North America, Europe, Japan and Singapore. We were incorporated and introduced our first commercial products in 1984.

        Our products include engineering probe stations, analytical probes, probing accessories, production probe cards and application software. We also generate revenue through the sale of service contracts to our customers. We refer to analytical probes and production probe cards as consumables, as they are routinely replaced during the testing process. Engineering probe stations address the need for precise and accurate measurement of semiconductor electrical characteristics during chip design or when optimizing the chip fabrication process. Our engineering probe stations are highly configurable and are typically sold with various accessories, including our analytical probes and application software, as well as accessories from third parties, such as the following:

  •
  probe micropositioners, which are mechanisms which help align probe tips to particular locations on the wafer;

  •
  chucks, which are assemblies that hold the wafers during testing; and

  •
  thermal controllers, which are heating/refrigeration units that control the wafer temperature during testing.

        In addition, we design and build custom engineering probe stations to address the specific requirements of our customers. To date, we have derived the large majority of our revenue from the sale of our engineering probe stations, and we expect to continue to do so for the foreseeable future.

        Our business and operating results depend in significant part on the level of capital expenditures related to semiconductor research and development, which, in turn, depends upon current and anticipated market demand for chips. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply, which has often resulted in a reduction in demand for our products. While our financial results are impacted by cycles within the semiconductor industry, we believe our business cycles are typically less pronounced than those of other semiconductor equipment companies. We believe this is due to our greater reliance on our customers' research and development capital spending and usage of test consumables rather than on our customers' spending to increase production capacity. Capital spending aimed at increasing production capacity is one of the first areas in which most semiconductor manufacturers reduce spending in an industry downturn.

        During the last downturn in the semiconductor industry, our revenue declined 29% from $72.3 million in 2001 to $51.1 million in 2002, and our operating results declined from net income of $3.9 million in 2001 to a net loss of $2.1 million in 2002. Revenue declined over this period primarily as a result of the sale of fewer engineering probe stations as customers reduced their capital expenditures. In addition, during the downturn, many of our customers bought our lower priced engineering probe stations with fewer accessories and options than they normally would have purchased. Also, in 2001 we derived approximately 15% of our revenue from the telecommunications segment of the semiconductor industry, which was affected by the downturn to a greater degree than many of the other segments of the industry. Since the downturn, we have also experienced longer sales cycles for our products, which have made our revenue less predictable, a trend that may continue. We are not currently dependent on any one particular segment of the semiconductor industry for a significant portion of our revenue as we were in 2001.

        As a result of the downturn, we have taken steps to reduce our fixed expenses. We have reduced headcount from a peak of 350 in 2001 to 243 as of December 31, 2003, which resulted in annual savings of approximately $3.0 million. We anticipate that the savings will be sustainable until such time as we are required to hire additional personnel to support growth in our business. In fiscal years 2001, 2002 and 2003, we incurred an aggregate of $538,000 in severance expenses. In addition to the headcount reductions, we have realized other annualized cost reductions, which we expect to be sustainable. Comparing 2003 to 2001, these cost reductions totaled approximately $572,000 related to supplies and approximately $524,000 related to demonstration inventory due to better management of costs in these areas.

        Although during the downturn in the semiconductor industry some wafer manufacturers, including some of our customers, delayed, cancelled or postponed their conversion to 300 mm technology, the transition in the size of the standard semiconductor wafer from 200 mm to 300 mm accelerated in the later half of 2003 and has continued in 2004 as 300 mm technology results in reduced per unit manufacturing costs by more than doubling the available area on a wafer, significantly increasing the number of chips per wafer. This transition has impacted our revenue mix as sales of our 300 mm engineering probe stations, which have higher average selling prices than our 200 mm engineering probe stations, have steadily increased as a percentage of total engineering probe station units shipped. Revenue from our 300 mm engineering probe stations represented 44.1%, 34.4% and 10.3% of our total engineering probe station revenue in 2003, 2002 and 2001, respectively.

        Revenue derived from sales of our analytical probes remained relatively unchanged from 2001 to 2003. This was principally due to consistent demand for these consumables as our customers continued to invest in research and development for product and process development.

        Revenue derived from sales of our production probe cards decreased from 2001 to 2002 and increased moderately in 2002 from to 2003. The decrease in 2002 was principally due to the major decline in demand for semiconductors in the telecommunications chip market, where we initially targeted our production probe products. At the same time, manufacturers of other types of chips also reduced spending for evaluating new test technologies. As sales of our production probe cards are closely aligned with the rate of introduction of new chips and production volumes, our financial results were negatively affected by a decline in the rate of new telecommunications chip product introductions and production volumes. In the future, we will continue to serve the telecommunications market while targeting opportunities in other high-growth areas to expand the available market for our production probe card solutions.

        We sell our products both directly through our own sales force and indirectly through a combination of manufacturers' representatives and distributors. In North America and Asia, excluding Japan, Singapore and Malaysia, we sell our products through manufacturers' representatives. In Japan, Singapore and Malaysia, we sell through Cascade Microtech Japan, K.K. and Cascade Microtech Singapore, our direct sales and service subsidiary and branch office, respectively. In Europe, we sell through distributors and manufacturers' representatives, except in the U.K., where we sell through our direct sales subsidiary, Cascade Microtech Europe, Ltd. In the rest of the world, we typically sell through manufacturers' representatives or distributors. Our distributors typically place orders with us once they have received an order from an end-user customer, and, therefore, the total amount of inventory held by our distributors at any given date is not material.

        Our business experiences seasonality. Typically, our revenue is lower in our fiscal first quarter than in our fiscal fourth quarter preceding it. In addition, as is typical in our industry, we recognize a large percentage of our quarterly revenue in the last month of the quarter.

        We sell our solutions to most segments of the semiconductor industry, including manufacturers of communications, wireless, microprocessors and other logic and memory chips. Each of the largest 20 semiconductor manufacturers in the world, in terms of revenue, was among our over 800 customers in 2003. Our top 10 customers in 2003, which represented approximately 34% of our total 2003 revenue, were Agilent Technologies, Hitachi, IBM, Intel, Micron Technology, NEC, Northrop-Grumman, Sony, Taiwan Semiconductor Manufacturing Company and Texas Instruments. We had one customer in 2003, IBM, which accounted for approximately 11% of our total 2003 revenue. No other customer in 2003 and no customer in 2002 or 2001 accounted for 10% or more of our revenue in each year.

        A substantial portion of our revenue is generated from sales of our engineering probe stations and analytical probes to research and development laboratories of semiconductor manufacturers as well as to fabless semiconductor companies and academic institutions. As a result, we sell to a geographically diversified customer base, with more than 50% of our revenue in 2003 generated outside of North America, primarily in Japan, other Asian countries and, to a lesser extent, Europe.

        Cost of sales includes purchased materials, fabrication, assembly, test and installation labor and overhead, customer-specific engineering costs, warranty costs, royalties and provisions for inventory valuations.

        Fluctuations in gross profit as a percentage of revenue, or gross margin, primarily result from changes in geographic mix, product mix, general pricing dynamics and yields in some of our production lines. Sales in Europe typically have a lower margin than sales in North America and Japan due to our use of third-party distributors in Europe. We typically achieve higher margins on our consumables than on our engineering probe stations. Gross margin will also vary depending on our revenue levels, the level of overhead absorption, and, to a lesser extent, the success of our ongoing productivity improvements and component prices.

        Research and development expenses are expensed as incurred and include compensation and related expenses for personnel, materials, consultants and overhead. Research and development expenses do not include costs to obtain patents or defend our intellectual property rights, consisting of patents and trademarks, or amortization of capitalized patents and trademarks. Such expenses are included with selling, general and administrative. Research and development expenses also do not include expenses for design work on custom orders, even if the resulting technology is reusable. Such expenses are included as a component of cost of sales.

        Selling, general and administrative, or SG&A, expenses include compensation and related expenses for personnel, travel, outside services, manufacturers' representative commissions, patent and trademark amortization and overhead incurred in our sales, marketing, customer support, management, legal and other professional and administrative support functions.

        Deferred stock-based compensation includes the amortization of value attributed to stock options granted during the one-year period prior to filing this registration statement, as well as amortization of deferred stock-based compensation related to option grants at the time we filed a registration statement for our planned initial public offering in 2000. The stock options granted during these periods were granted at the fair market value of our common stock on the date of grant, as determined by our Board of Directors, and are accounted for using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." However, given our anticipated initial public offerings in both of these periods, we re-evaluated the fair market value of our common stock during these periods and recorded deferred compensation expense totaling the amount by which the re-assessed fair market value of our common stock exceeded the exercise price of the options granted during these periods. The $0.9 million of deferred stock-based compensation as of December 31, 2003 will be amortized through September 30, 2008, with approximately $415,000 to be amortized in 2004. We anticipate greater amortization of deferred stock-based compensation in the first few years due to our use of the accelerated method of expense recognition for stock-based compensation, under which more expense is recognized in earlier periods, and to reversals of deferred stock-based compensation that results from employee terminations over time. The deferred stock-based compensation related to our planned initial public offering in 2000, which totaled $373,000, was fully amortized at December 31, 2003.

        Other income (expense) primarily includes interest income, interest expense, gains and losses on sales of investments and transaction and translation related foreign currency gains and losses. Transaction related foreign currency gains and losses result from gains and losses recognized on foreign exchange forward contracts and on certain of our accounts receivable that are denominated in Japanese yen. Translation related foreign currency gains result from the translation of foreign currency denominated accounting records into U.S. dollars.

        Accretion of redeemable stock and loss on redemption includes the accretion of certain costs related to the issuance of our Series C convertible preferred stock and the cost of redeeming certain shares of our common stock. In December 2003, we redeemed our Series C convertible preferred stock for cash and a three-year note and, accordingly, we recognized the remaining unaccreted costs of $219,000 as a loss upon the redemption.

Results of Operations

        The following table sets forth our consolidated statement of operations for the periods indicated as a percentage of revenue.

	Year Ended December 31,
	2001	2002	2003
Revenue	100.0%	100.0%	100.0%
Cost of sales	58.2	65.3	60.2

Gross profit	41.8	34.7	39.8
Operating expenses:
Research and development	10.8	12.3	10.7
Selling, general and administrative	24.7	31.6	30.2
Deferred stock-based compensation	0.2	—	0.4

Total operating expenses	35.7	43.9	41.3

Income (loss) from operations	6.1	(9.2)	(1.5)
Other income (expense), net	0.6	0.8	1.1

Income (loss) before income taxes	6.7	(8.4)	(0.4)
Provision (benefit) for income taxes	1.3	(4.4)	0.5

Net income (loss)	5.4	(4.0)	(0.9)
Accretion of redeemable stock and loss on redemption	0.5	0.7	1.1

Net income (loss) attributed to common shareholders	4.9%	(4.7)%	(2.0)%

Years ended December 31, 2003 and 2002

        Revenue.    Revenue decreased $551,000, or 1.1%, to $50.6 million in 2003 compared to $51.1 million in 2002. This decrease primarily resulted from a 13.4% decrease in the number of engineering probe stations sold in 2003 compared to 2002 as customers continued to curtail their capital expenditures during the economic downturn. In addition, we experienced a 1.7% decrease in the average order total for our 200 mm engineering probe stations. These decreases were mostly offset by an 8.4% increase in the overall average order total for our engineering probe stations in 2003 compared to 2002. The increase in the overall average order total resulted from an increase in the proportion of sales of our 300 mm probe stations compared to sales of our less expensive 200 mm engineering probe stations.

        Cost of Sales and Gross Profit.    Cost of sales decreased $2.9 million, or 8.8%, to $30.4 million in 2003 compared to $33.4 million in 2002. Our gross profit increased $2.4 million, or 13.4%, to $20.1 million in 2003 from $17.8 million in 2002. This increase was primarily a result of a $998,000 decrease in salaries and related costs due to head count reductions, $320,000 in savings related to improved production efficiency resulting from investments made during 2003 and 2002, a $295,000 decrease in inventory write-downs, and an $824,000 decrease in other fixed overhead costs due to cost reduction measures implemented in 2002 and 2003. As a result of these factors, our gross margin increased to 39.8% in 2003 compared to 34.7% in 2002.

        Investments made to improve our production efficiency during 2003 and 2002 included investments in our manufacturing capabilities and our product platforms. We anticipate that these investments will result in more efficient production processes and a higher gross profit margin if we are able to increase sales of our 300 mm engineering probe stations.

        The decrease in inventory write-downs in 2003 compared to 2002 is due primarily to $180,000 of write-downs in 2003 related to the poor adoption of one of our product lines that was substantially discontinued, compared to $623,000 of such write-downs in 2002.

        Research and Development.    Research and development expenses decreased $854,000, or 13.6%, to $5.4 million in 2003 compared to $6.3 million in 2002. This decrease was primarily a result of $200,000 of savings due to reductions in headcount, a $153,000 decrease in consulting fees and a $263,000 decrease in expenses for project supplies. In addition, during 2003 and 2002, we received $248,000 and $90,000, respectively, from a key customer as reimbursement of our research and development expenses on a joint project. These amounts have been netted against our research and development expenses. We do not anticipate receiving significant research and development expense reimbursement in 2004, and we are not currently performing any customer-sponsored research and development.

        Selling, General and Administrative.    SG&A expenses decreased $891,000, or 5.5%, to $15.3 million in 2003 compared to $16.2 million in 2002. This decrease was primarily due to a $382,000 decrease in salaries and benefits due to lower headcount and a decrease in consulting fees, an $87,000 decrease in commissions, a $147,000 decrease in bad debt expense due to a large write-off in 2002 for a single customer that declared bankruptcy in that year and a $116,000 decrease in outside accounting fees. The decrease in outside accounting fees resulted from an increase in such fees in 2002 as a result of an IRS examination that was completed during the year, preparation of amended returns as a result of adjustments made to our foreign sales corporation allowances, and a federal and state research and experimentation credit study. We anticipate that SG&A expenses will increase in 2004 due to additional legal, accounting, insurance and reporting expenses related to being a public company and to complying with the Sarbanes-Oxley Act of 2002.

        Deferred Stock-Based Compensation.    Deferred stock-based compensation was $177,000 in 2003 compared to a benefit of $8,000 in 2002. Deferred stock-based compensation in 2003 includes the amortization of value attributed to stock options issued in the one-year period prior to filing this registration statement, as well as amortization of deferred costs related to the grant of stock options at the time we filed a registration statement for our planned initial public offering in 2000. The $8,000 benefit recognized in 2002 resulted from employee terminations and the resulting reversal of the related deferred compensation.

        Other Income (Expense).    Interest income represents interest earned on cash and cash equivalents and investments in marketable securities and totaled $164,000 and $350,000 in 2003 and 2002, respectively. Decreases in interest rates and average cash and investment balances resulted in lower interest income in 2003 compared to 2002. The lower average cash and investment balances resulted from the net use of cash in 2003 and 2002 totaling approximately $677,000 and $2.3 million, respectively.

        Other income, net totaled $390,000 in 2003 compared to $38,000 in 2002. The increase in 2003 resulted from a $49,000 gain related to foreign exchange forward contracts compared to a $324,000 loss related to such contracts in 2002. Both periods include approximately $300,000 of translation related foreign currency gains.

        Income Taxes.    Our provision (benefit) for income taxes totaled $248,000 and ($2.2) million in 2003 and 2002, respectively. The tax provision (benefit) in 2003 and 2002 includes the recognition of valuation allowances of $781,000 and $646,000, respectively, against our deferred tax assets as a result of management's conclusion that, given recent losses, certain of our research and experimentation credits and state net operating loss credit carryforwards may expire before we are able to recognize them.

        At December 31, 2003, we had a net deferred tax asset on our balance sheet totaling $1.5 million primarily related to timing differences in the recognition of certain reserves and accruals. We may record additional valuation allowances in the future.

        Our benefit for income taxes in 2002 includes a $1.5 million benefit related to carry-back of current year losses, amendments to prior year tax returns resulting from adjustments made to our foreign sales corporation allowances and research and experimentation credits, based on a study performed during 2002.

        Accretion of Redeemable Stock And Loss on Redemption.    Accretion of redeemable stock increased $221,000 in 2003 to $583,000 from $362,000 in 2002 due to the redemption of our Series C convertible preferred stock and recording the remaining $219,000 of unaccreted costs related to the Series C convertible preferred stock as a loss on redemption.

Years ended December 31, 2002 and 2001

        Revenue.    Revenue decreased $21.2 million, or 29.3%, to $51.1 million in 2002 compared to $72.3 million in 2001. This decrease was primarily a result of a 31.9% decrease in the number of engineering probe stations sold in 2002 compared to 2001, as well as a 15.1% decrease in the average order total for our 200 mm engineering probe stations. The decreases in units sold and in the average order total for our 200 mm units were primarily the result of the economic downturn. The decrease in the average order total resulted from customers purchasing fewer options and accessories, rather than from a decrease in our pricing structure. These decreases were partially offset by a 4.6% overall increase in the average order total for all of our engineering probe stations due to the industry transition to 300 mm wafers, which resulted in increased sales of our 300 mm probe stations as compared to sales of our 200 mm probe stations.

        Cost of Sales and Gross Profit.    Cost of sales decreased $8.7 million, or 20.7%, to $33.4 million in 2002 compared to $42.1 million in 2001. This decrease was primarily the result of the decrease in revenue discussed above. We were not able to decrease our cost structure quickly enough in 2002 to keep our costs in line with the declining revenue. Our gross profit decreased $12.5 million, or 41.3%, to $17.8 million in 2002 from $30.2 million in 2001. As a result, our gross margin decreased to 34.7% in 2002 compared to 41.8% in 2001.

        Research and Development.    Research and development expenses decreased $1.5 million, or 19.7%, to $6.3 million in 2002 compared to $7.8 million in 2001. This decrease was primarily a result of our decrease in headcount. In addition, during 2002, we received $90,000 as reimbursement of our research and development expenses on a joint project with one of our key customers. This amount was netted against our research and development expense for that period.

        Selling, General and Administrative.    SG&A expenses decreased $1.7 million, or 9.6%, to $16.2 million in 2002 compared to $17.9 million in 2001. This decrease was primarily a result of a $931,000 decrease in sales commissions as a result of decreased revenue and a $346,000 decrease in employee wages and benefits as a result of headcount reductions intended to more closely align our expenses with declining sales.

        Deferred Stock-Based Compensation.    Deferred stock-based compensation was a benefit of $8,000 in 2002 compared to an expense of $134,000 in 2001. Deferred stock-based compensation in 2002 and 2001 includes the amortization of deferred costs related to the grant of stock options at the time we filed a registration statement for our planned initial public offering in 2000. The $8,000 benefit recognized in 2002 resulted from employee terminations and the resulting reversal of the deferred stock-based compensation related to the forfeited options held by those employees.

        Other Income (Expense).    Interest income decreased slightly to $350,000 in 2002 compared to $391,000 in 2001 due to declining interest rates in 2002 compared to 2001.

        Interest expense decreased to $3,000 in 2002 compared to $80,000 in 2001 due to lower outstanding debt balances in 2002 compared to 2001.

        Other income, net totaled $38,000 in 2002 compared to $118,000 in 2001. The decrease in 2002 compared to 2001 is primarily due to a net currency loss in 2002 totaling $20,000 compared to a net currency gain in 2001 totaling $34,000.

        Income Taxes.    Our provision (benefit) for income taxes totaled ($2.2) million in 2002 and $950,000 in 2001. The tax benefit in 2002 includes the recognition of a valuation allowance of $646,000 against our deferred taxes as a result of management's conclusion that, given recent losses, certain of our research and development credits and state net operating loss carryforwards may expire before we are able to recognize them.

        Our benefit for income taxes in 2002 includes a $1.5 million benefit related to carry-back of current year losses, amendments to prior year tax returns resulting from adjustments made to our foreign sales corporation allowances and research and experimentation credits, based on studies performed during 2002.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2003. You should read the following tables in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. The tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(Unaudited, in thousands, except per share data)
Revenue	$12,620	$12,969	$12,239	$13,279	$12,041	$12,140	$12,818	$13,557
Cost of sales	7,985	8,595	8,086	8,691	7,584	7,391	7,772	7,686

Gross profit	4,635	4,374	4,153	4,588	4,457	4,749	5,046	5,871
Operating expenses:
Research and development	1,467	1,628	1,527	1,643	1,465	1,197	1,368	1,381
Selling, general and administrative	3,904	4,286	3,966	4,024	3,669	3,827	3,901	3,892
Deferred stock-based compensation	(29)	(4)	14	11	6	(4)	62	113

Total operating expenses	5,342	5,910	5,507	5,678	5,140	5,020	5,331	5,386

Income (loss) from operations	(707)	(1,536)	(1,354)	(1,090)	(683)	(271)	(285)	485
Other income, net	74	144	9	158	29	48	258	218

Income (loss) before income taxes	(633)	(1,392)	(1,345)	(932)	(654)	(223)	(27)	703
Income tax expense (benefit)	(62)	(476)	(1,372)	(334)	(12)	136	40	84

Net income (loss)	(571)	(916)	27	(598)	(642)	(359)	(67)	619
Accretion of redeemable stock and loss on redemption	90	90	90	92	90	91	91	311

Net income (loss) attributed to common shareholders	$(661)	$(1,006)	$(63)	$(690)	$(732)	$(450)	$(158)	$308

Basic net income (loss) per share	$(0.13)	$(0.20)	$(0.01)	$(0.14)	$(0.14)	$(0.09)	$(0.03)	$0.06

Diluted net income (loss) per share	$(0.13)	$(0.20)	$(0.01)	$(0.14)	$(0.14)	$(0.09)	$(0.03)	$0.05

	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(Unaudited, percentage of revenue)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	63.3	66.3	66.1	65.4	63.0	60.9	60.6	56.7

Gross profit	36.7	33.7	33.9	34.6	37.0	39.1	39.4	43.3
Operating expenses:
Research and development	11.6	12.6	12.5	12.4	12.2	9.9	10.7	10.2
Selling, general and administrative	30.9	33.0	32.4	30.3	30.5	31.5	30.4	28.7
Deferred stock-based compensation	(0.2)	—	0.1	0.1	—	—	0.5	0.8

Total operating expenses	42.3	45.6	45.0	42.8	42.7	41.4	41.6	39.7

Income (loss) from operations	(5.6)	(11.8)	(11.1)	(8.2)	(5.7)	(2.2)	(2.2)	3.6
Other income, net	0.6	1.1	0.1	1.2	0.2	0.4	2.0	1.6

Income (loss) before income taxes	(5.0)	(10.7)	(11.0)	(7.0)	(5.4)	(1.8)	(0.2)	5.2
Income tax expense (benefit)	(0.5)	(3.7)	(11.2)	(2.5)	(0.1)	1.1	0.3	0.6

Net income (loss)	(4.5)	(7.1)	0.2	(4.5)	(5.3)	(2.9)	(0.5)	4.6
Accretion of redeemable stock and loss on redemption	0.7	0.7	0.7	0.7	0.7	0.7	0.7	2.3

Net income (loss) attributed to common shareholders	(5.2)%	(7.8)%	(0.5)%	(5.2)%	(6.1)%	(3.7)%	(1.2)%	2.3%

Percentages may not add due to rounding.

        Items included in the quarterly amounts which affect comparability are as follows:

  •
  Cost of sales, research and development and selling, general and administrative expenses in the second quarter of 2002 include a $339,000, a $130,000 and a $159,000 charge, respectively, for the write-off of future costs associated with unused leased space;

  •
  Cost of sales in the fourth quarter of 2002 includes $475,000 of inventory write-downs related primarily to poor adoption of one of our product lines;

  •
  Research and development expense in the third quarter of 2002, the second quarter of 2003 and the third quarter of 2003 includes a reduction to research and development expense totaling $90,000, $238,000 and $10,000, respectively, related to reimbursements received from a key customer for co-development efforts; and

  •
  Income tax benefit in the third quarter of 2002 includes a $1.5 million benefit related to adjustments made to our foreign sales corporation allowances, carry-back of current year losses and amendments to prior year tax returns resulting from research and experimentation credits, based on a study performed during 2002.

Liquidity and Capital Resources

        We anticipate meeting our cash requirements for 2004 from existing cash, cash equivalents and marketable securities, which totaled $10.7 million at December 31, 2003, as well as from cash expected to be generated from operations. With the addition of approximately $    •    million of net proceeds expected to be generated from the offering after deducting the estimated underwriters discount and commissions and estimated offering expenses and the repayment of a $7.0 million note payable, we expect to be able to meet our capital and operating requirements for the foreseeable future.

        Net cash provided by (used in) operating activities was $3.6 million in 2003, ($291,000) in 2002 and $9.2 million in 2001. Cash provided in 2003 primarily resulted from decreases in inventories and prepaid expenses and other, partially offset by an increase in accounts receivable. Cash used in 2002 primarily resulted from a decrease in accrued and other long-term liabilities, offset by a decrease in accounts receivable and an increase in accounts payable. Cash provided in 2001 was primarily from net income and decreases in accounts receivable and inventories, offset in part by decreases in accounts payable and accrued and other long-term liabilities.

        Accounts receivable increased to $10.6 million at December 31, 2003 from $9.3 million at December 31, 2002 primarily due to a greater percentage of sales in the last month of the quarter in 2003 compared to 2002. Our days sales outstanding increased to approximately 77 days at December 31, 2003 from approximately 66 days at December 31, 2002 primarily due to certain multi-national corporations extending their payment terms with us from 30 to 60 days.

        Inventories decreased to $8.1 million at December 31, 2003 from $9.4 million at December 31, 2002 primarily as a result of inventory that was purchased in the third and fourth quarters of 2002 for anticipated orders during those periods that did not occur. In addition, we had increased inventory at the end of 2002 due to a new product introduction. We believe that our inventory levels at December 31, 2003 are adequate given our business outlook for 2004. The book value of partially written down inventory included in our inventory balance at December 31, 2003 is $270,000, which is related to service inventory. All other inventory that has been written down has either been discarded or donated to universities or other organizations. We anticipate utilizing the service inventory over time for warranty and other repairs. In the past, we have not recognized significant revenues or gains or losses on the disposal of written-down inventory, and we do not anticipate recognizing significant revenues or gains or losses on such inventory in the future.

        Prepaid expenses and other decreased to $765,000 at December 31, 2003 from $2.2 million at December 31, 2002 primarily due to the collection of $1.4 million of income taxes receivable during 2003 that were included in the December 31, 2002 balance.

        Net cash used in investing activities was $1.1 million in 2003, $1.7 million in 2002 and $2.3 million in 2001 and was primarily for leasehold and tenant improvements, equipment purchases and costs related to filing for and obtaining patents.

        Net cash used by financing activities was $3.2 million in 2003, $324,000 in 2002 and $858,000 in 2001. Cash used in 2003 primarily resulted from the payment of $3.0 million upon the redemption of our Series C convertible preferred stock and the payment of $309,000 for the repurchase of common stock from certain of our shareholders. Cash used in 2002 primarily resulted from the payment of $389,000 for the repurchase of common stock from certain of our shareholders. Cash used in 2001 primarily resulted from the use of $642,000 for principal payments on long-term debt and $272,000 for the repurchase of common stock from certain of our shareholders.

        At December 31, 2003, we had an unused $150,000 standby letter of credit to be utilized in the event a customer requires certain guarantees. This letter of credit is collateralized by $150,000 of our cash and cash equivalents and expires August 14, 2004, with an automatic renewal for an additional one-year term.

        In December 2003, our Series C convertible preferred stock was redeemed for $3.0 million of cash and a three-year $7.0 million senior unsecured note payable. The note accrues interest at 6.0% per annum through December 31, 2004, 8.0% per annum during 2005 and 10% per annum during 2006. Interest is payable quarterly. Principal payments are due quarterly, with $500,000 due each quarter of 2004 and $625,000 due each quarter thereafter through December 2006. We may prepay the note at any time without penalty in amounts of not less than $1.0 million. The note will be subject to mandatory prepayment upon a change in control or an event of default under any other indebtedness. We intend to prepay the note in full upon the closing of our initial public offering.

        The following is a summary of our contractual commitments and obligations as of December 31, 2003 (in thousands):

	Payments Due By Period
Contractual Obligation	Total	2004	2005 and 2006	2007 and 2008	2009 and beyond
Senior Notes	$7,000	$2,000	$5,000	$—	$—
Purchase Order Commitments	7,559	6,761	798	—	—
Capital Leases	86	43	43	—	—
Operating Leases	10,989	2,381	4,483	3,560	565

	$25,634	$11,185	$10,324	$3,560	$565

        Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products and the continuing market acceptance of our products. To the extent that funds generated by this offering, together with existing cash, cash equivalents and short-term and long-term investments and any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we may in the future acquire or make investments in businesses, products or technologies that are complementary to our business, we have no agreements or arrangements with respect to any such transactions at the present time. Any such acquisition or investment could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Critical Accounting Policies and the Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. It is possible that the estimates we make may change in the future.

        Revenue Recognition.    Revenue from product sales to customers that do not have acceptance criteria, including product sales to distributors, is recognized when a written purchase order has been obtained, the product is shipped, title has transferred, no obligations remain and collectibility is reasonably assured. Generally, we ship our products FOB shipping point. For any shipments with FOB destination terms, we defer revenue until delivery to the customer. Revenue from customers who have acceptance criteria beyond our standard terms and conditions is deferred until all acceptance criteria are satisfied. Revenue for installation services, consisting of assembly and testing, and for systems shipped to integrators is also deferred. Deferred revenue related to service contracts is recognized over the life of the contract, typically one to two years. Deferred revenue for systems shipped to integrators, is recognized upon shipment to the final customer.

        Our transactions may involve the sale of systems and services under multiple element arrangements. Revenue under multiple element arrangements is allocated based on the fair value of each element. A typical multiple element arrangement may include some or all of the following components: product shipments, accessories, installation services and extended warranty contracts. The total sales price is allocated based on the relative fair value of each component when sold separately.

        Allowance for Doubtful Accounts.    The allowance for doubtful accounts is estimated based on past collection history and known trends with current customers. Our estimates for allowance for doubtful accounts are reviewed and updated on a quarterly basis. Changes to the reserve occur based upon changes in revenue levels, associated balances in accounts receivable and estimated changes in credit quality. Our allowance for doubtful accounts totaled $101,000 and $99,000, respectively, at December 31, 2003 and 2002 and our bad debt expense totaled $5,000, $152,000 and $6,000, respectively, in 2003, 2002, and 2001. The bad debt expense in 2002 was substantially due to one optoelectronics customer that declared bankruptcy.

        Valuation of Excess and Obsolete Inventory.    We regularly analyze the value of our inventory based on a combination of factors including, but not limited to, the following: forecasted sales or usage, historical usage rates, estimated service period, product end-of-life dates, estimated current and future market values, service inventory requirements and new product introductions. Inventories are stated at the lower of standard cost, which approximates cost computed on a first-in, first-out basis, or market and include materials, labor and manufacturing overhead. Inventory is reviewed for obsolescence and excess quantities on a quarterly basis, based on estimated future use of quantities on hand, which is determined based on past usage, planned changes to products and known trends in markets and technology. Because of the long-lived nature of many of our products, we maintain a substantial supply of parts for possible use in future repairs and customer field service. As these service parts become older, we apply a higher write-down against the recorded balance, recognizing that the older the part, the less likely it will be used. If circumstances related to our inventories change, our estimates of the value of inventory could materially change. We record estimated inventory write-downs quarterly as a component of cost of sales. Total write-downs to inventory were $377,000, $672,000 and $660,000, respectively, in 2003, 2002, and 2001. Of these amounts, $180,000, $623,000 and $247,000, respectively, were related to inventory write-downs due to poor adoption of one of our product lines, which was discontinued. To determine the amount of the write-down related to this product line each quarter, we analyzed the current sales forecast at the end of each quarter, which was based on specific customer data, and compared it against existing inventory. In the fourth quarter of 2002, we recorded a write-down of $475,000 based on a determination that certain sales that we had previously anticipated would not materialize. The additional write-downs in 2003 resulted from further reductions to our sales forecasts. The inventory related to the discontinued product line and the purchased microscopes written-off in 2001 were either discarded or donated to universities or other organizations.

        Lives and Recoverability of Equipment and Other Long-Lived Assets.    We evaluate the remaining lives and recoverability of equipment and other assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." If there is an indication of impairment, we prepare an estimate of future, undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying value of the asset, we adjust the carrying amount of the asset to its estimated fair value. We have not recorded any impairment charges for long-lived assets during the years ended 2003, 2002 or 2001.

        Warranty Liabilities.    Warranty costs include labor to repair the system and replacement parts for defective items, as well as other costs incidental to warranty repairs. Any cost recoveries from warranties offered to us by our suppliers covering defective components are also netted against the warranty expense. We estimate a liability for costs to repair or replace products under warranties ranging from 90 days to one-year and technical support costs when the related product revenue is recognized. The products are sold without a right of return or price protection rights. The liability for product warranties is calculated as a percentage of sales. The percentage is based on historical actual product repair costs. Our estimated warranty costs are reviewed and updated on a quarterly basis. Accordingly, in 2003 and in 2002 we increased our warranty reserve accrual rate to reflect our recent experience regarding actual warranty charges as a percentage of revenue. We anticipate our future warranty reserve accrual rate to be approximately 1% of revenue. Changes to the reserve occur as volume, product mix and actual warranty costs fluctuate. Our warranty reserve totaled $178,000 and $189,000, respectively, at December 31, 2003 and 2002. These amounts are estimates of warranty costs for our installed base during the 12-month period. Warranty expense totaled $679,000, $409,000 and $194,000, respectively, during 2003, 2002 and 2001.

        Deferred Tax Asset Valuation Allowance.    We record deferred tax assets for the estimated future benefit of research and development tax credits, net operating loss carryforwards and other temporary differences to the extent management believes these assets will be realized. A valuation allowance is recorded when management can not reach the conclusion that it is more likely than not that the deferred tax assets will be realized. During 2003, we recorded a valuation allowance against our deferred tax assets totaling $781,000 as a result of management's conclusion that, given recent losses, certain of our research and development credits and state net operating loss credit carryforwards may expire before we are able to recognize them. At December 31, 2003, we had a net deferred tax asset on our balance sheet totaling $1.5 million primarily related to timing differences in the recognition of certain reserves and accruals. We believe it is more likely than not that the benefits of these assets will be realized. We may record additional valuation allowances in the future.

New Accounting Pronouncements

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long-lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management's intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The adoption of SFAS No. 146 will primarily impact the timing of expense recognition for any restructuring activities. The adoption of this statement did not have a material effect on our financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. We have reviewed the provisions of FIN 45 relating to initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 did not have an effect on our financial position, results of operations or cash flows.

        In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. We will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect on an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. We are not currently aware of any involvement in any VIEs and, therefore, the adoption of this statement did not have any effect of our financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 to clarify the definition of a derivative and incorporate many of the implementation issues cleared as a result of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material effect on our financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have an effect on our financial position, results of operations or cash flows.

        In October 2002, the EITF issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This standard addresses revenue recognition accounting for multiple revenue-generating activities. This statement was effective for the quarter ended September 30, 2003. The adoption of the provisions of this statement did not have a material effect on our financial position, results of operations or cash flows.

        In December 2003, the SEC issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which updates the previously issued revenue recognition guidance in SAB 101, based on the

Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables." If the deliverables in a sales arrangement constitute separate units of accounting according to the EITF's separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue-recognition policy must be determined for the entire arrangement. The application of SAB 104 has not had a material effect on our financial position, results of operations or cash flow.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure about Market Risk

        Foreign Currency Exchange Risk.    We sometimes attempt to mitigate our currency exposures for recorded transactions by using forward exchange contracts. The purpose of these activities is to reduce the risk that future cash flows of the underlying assets and liabilities will be adversely affected by changes in exchange rates. In some cases, we enter into forward sale or purchase contracts for foreign currencies, primarily the Japanese yen, to hedge specific receivables and bookings positions. As of December 31, 2003, we did not have any forward exchange contracts outstanding.

        Historically, we have not attempted to mitigate the impact of foreign currency fluctuations on the translation of our subsidiaries' net assets and results of operations, nor do we enter into derivative financial instruments for speculative purposes.

        Interest Rate Risk.    Our exposure to market risk from changes in interest rates relates primarily to our investments. Because we have no variable interest rate debt outstanding at December 31, 2003, we would not experience a material impact on our results of operations, financial position or cash flows as the result of a one percent increase in interest rates. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in diversified investments, consisting only of investment grade securities.

        As of December 31, 2003, we held cash, cash equivalents and marketable securities of $10.7 million. Declines of interest rates over time would reduce our interest income from our highly liquid short-term investments. A decrease in interest rates of one percent would cause a corresponding decrease in our annual interest income related to our cash, cash equivalents and marketable securities by approximately $    •    assuming our average balances increase by approximately $    •     million in 2004 compared to 2003 as a result of net proceeds from our initial public offering. Due to the nature of our highly liquid cash equivalents, a change in interest rates would not materially affect the fair market value of our cash and cash equivalents.

        As of December 31, 2003, we held fixed rate investments of $6.3 million that consisted of municipal and corporate notes and money market securities. An increase or decrease in interest rates would not have a material impact on our results of operations, financial position or cash flows, as we have classified our securities as available-for-sale and, therefore, may choose to sell or hold them as changes in the market occur. Declines in interest rates over time would reduce our interest income from our short-term investments, as our short-term portfolio is re-invested at current market interest rates. A decrease in interest rates of one percent would cause a corresponding decrease in our annual interest income from these investments of approximately $63,000 assuming our investment balances at December 31, 2003 remained constant for 2004.

        Fair Value of Fixed Rate Debt.    The fair market value of our long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The interest rate changes affect the fair market value but do not impact earnings or cash flows. At December 31, 2003, we had $7.0 million of long-term fixed interest rate debt outstanding with a final maturity date of December 2006. Based on currently available market rates, we have determined that the fair market value of our long-term fixed interest rate debt approximates our book value at December 31, 2003.

BUSINESS

Overview

        We are a worldwide leader in the design, development and manufacture of advanced wafer probing solutions for the electrical measurement and test of semiconductor integrated circuits, or chips. Testing chips while they are still in wafer form, or wafer probing, is critical to reduce the costs of design and production while accelerating time to market. Our customers use our engineering probe stations, analytical probes, software and services to develop a wide variety of chips. Our engineering probing solutions allow design and process engineers to perform precise electrical measurements, or electrical metrology, in order to decrease chip design costs and improve fabrication processes. We derive a large majority of our revenue from the sale of engineering probe stations. Our production probe cards are used during the semiconductor manufacturing process to reduce test cost by enabling high speed testing of high performance chips in wafer form and testing multiple chips in parallel, while minimizing chip damage. We believe, that since 1984, our customer track record and technology leadership have earned us a reputation for excellence. Each of the 20 largest semiconductor manufacturers in the world, in terms of revenue, was among our more than 800 customers in 2003. Our top 10 customers in 2003 were Agilent Technologies, Hitachi, IBM, Intel, Micron Technology, NEC, Northrop-Grumman, Sony, Taiwan Semiconductor Manufacturing Company and Texas Instruments.

Industry Background

        During the last decade, growth in the computer, telecommunications, consumer and industrial electronics markets has increased demand for chips. Market data indicates that worldwide semiconductor sales totaled $166.4 billion in 2003 and are expected to grow to $219.6 billion in 2005. To reduce the cost and increase the performance of electronic products, chips have become smaller and faster and incorporate greater levels of functionality at a lower price. Advancements in manufacturing technologies, such as smaller chip elements, new materials, and larger wafer sizes, have permitted manufacturers to meet these requirements. However, these advancements in chip manufacturing technologies have led to increasing challenges in the design, manufacturing and testing of chips.

        Chips are measured and tested multiple times throughout the design and manufacturing process to ensure the integrity of the chip design and the quality of the manufacturing process. Chip testing that occurs during design or in support of production is referred to as engineering test. Chip testing that occurs during manufacturing is referred to as production test. Engineering test involves performing a wide variety of highly precise measurements during chip research and development activities on a low volume of chips. Production test, in contrast, involves performing a targeted set of tests at a rapid rate on a high volume of chips.

        Wafer probing is critical to both engineering evaluations and production sorting tests. Because wafer probing requirements are substantially different for engineering versus production testing, the equipment and systems utilized are optimized for each process.

  •
  Engineering wafer probing systems.  Engineering wafer probing systems are used in chip design and process engineering to perform a wide variety of highly precise measurements on various chips and elements. An engineering wafer probing system, consisting of an engineering probe station, analytical probes, control software and other accessories, is typically connected to electrical measuring instruments that stimulate and measure the chips being probed. An engineering probe station typically provides a light-tight, electrically shielded or temperature controlled environment for the wafer under test and positions analytical probes to make temporary electrical contacts to microscopic areas on a chip called bond pads.

  •
  Production wafer probing systems.  Production wafer probing systems are used for pass/fail testing of production chips and are optimized for rapid throughput. A typical production wafer probing system consists of a production prober, a probe card and accessories. The system is connected to automatic test equipment that transmits electrical signals to the chip under test and rapidly evaluates the responses to maximize throughput. A production prober is a robotic wafer handling and positioning machine. A wafer probe card is a complex printed circuit board that contains a customized arrangement of probe needles or tips used to establish electrical contact to one or more chips on a wafer. Probing more than one chip at a time, or parallel probe testing, increases test capacity and reduces the capital investments required in equipment and floor space. Probe cards must be custom-designed for each chip design and require periodic replacement as they wear out.

        The shaded boxes in the following diagram illustrate the stages in a typical chip design and manufacturing process where wafer probing occurs. Research and development wafers are probed through the use of an engineering probing system during the chip design and process development phases in engineering test for performance and reliability. As soon as production wafers exit the wafer fabrication facility, or fab, test elements on the wafers are probed at the production parametric test step. Process control data for the wafer fab is derived from this testing and is used to refine the manufacturing process to improve yields. Good wafers proceed to the production wafer sort test step, which is used to avoid the unnecessary expense of assembling and packaging defective chips. The wafer is then diced into individual chips, and functional chips are packaged. Packaged chips proceed to the production final test step for further functional or stress testing. In the production final test step, test sockets, analogous to probe cards in the wafer sort step, provide temporary electrical contact from the chip package to the test equipment. Because test sockets are similarly customized for each chip package type and consumed in the course of production testing, both probe cards and test sockets are referred to as test consumables.

Manufacturing Advancements and Greater Chip Speeds and Integration Create Design and Test Challenges.

        Advancements in chips and chip manufacturing technologies are driving the need for more sophisticated and cost-effective test technologies. New semiconductor devices have been created with chip elements as small as 65 nanometers, or 65 billionths of a meter. With smaller chip elements, signal integrity issues such as interference between wires, or crosstalk, voltage drop and electrical noise on the chip have become increasingly problematic in the design, manufacturing and testing of chips. New chip materials, such as copper interconnect wiring and new types of insulating materials, have led to testing challenges related to their physical characteristics. The transition of the standard wafer diameter from 200 mm to 300 mm has presented new testing challenges due to the difficulties in accurately measuring some of the electrical signals on these larger wafers.

        Faster Speeds.    Smaller chip elements are enabling the creation of chips that operate at faster speeds. As chip speeds and wireless operating frequencies rise, these devices are highly prone to signal degradation and other performance complications. Additionally, the close proximity of otherwise disparate chip functions further increases the occurrence and severity of signal integrity issues at high operating speeds. Therefore, both the device performance characterization and the circuit design quality require more accurate high-frequency measurement during the chip design process.

        Increased Integration and Functionality.    Smaller chip elements, resulting from advanced manufacturing processes, enable the integration of more functions that were formerly performed by multiple chips onto a single, denser chip. Smaller chip elements in closer proximity to each other are more susceptible to leakage currents, which could cause deterioration in the device or chip performance. Additionally, new materials present new leakage characteristics, which must be measured and understood to optimize chip performance.

        Design costs and time-to-market.    New chip designs are costly to prototype and can include multiple lengthy design iterations involving significant engineering resources that require the purchase of expensive mask sets for each design change. For example, the cost of implementing new designs has increased ten fold as chip element dimensions decreased from 180 nanometers to 90 nanometers. Minimizing the number of design iterations is a significant factor in controlling design costs, maximizing engineering productivity and reducing product time-to-market.

        Cost of test.    The cost of test relative to chip fabrication has historically been low. However, advancements in chip manufacturing technologies have consistently reduced chip fabrication costs, which we believe have outpaced reductions in test costs, resulting in an increase in the relative cost of test. Novel test technologies are required to meet these challenges to prevent the cost of test from becoming an increasing portion of chip production costs. Compounding these challenges, it is becoming increasingly difficult to test wafers early in the production stage because of increasing chip speeds and functionality, new materials used in the chip manufacturing process, and the limitations of existing probe card technology. Conventional wafer probe cards, which predominantly rely on manually assembled needles to contact electrical connections on chips, are now reaching their practical performance limits in production applications and are a contributing factor to the high cost of test.

Our Solutions

        We provide leading-edge wafer probing solutions that enable customers to test increasingly complex chips in both engineering and production test environments. Our engineering wafer probe solutions allow our customers to perform precise electrical measurements, or electrical metrology, to develop designs and manufacturing processes for a wide variety of chips. Our production wafer probe products have leveraged our high speed test capabilities and microfabrication technologies to provide production testing solutions for complex chips. Such products are targeted at production wafer test of high frequency chips such as radio frequency and high speed digital chips, and chips with small, dense bond pad structures such as logic chips for consumer electronics. We believe our wafer probe solutions offer the following key advantages:

  •
  Support design of high performance chips with precise measurement capabilities.  Our engineering probe solutions enable test accuracy sufficient to measure chips that operate at very high speeds. Our analytical probes can measure circuit elements or entire chips that operate at frequencies up to 110 GHz over a wide range of testing conditions, facilitating ongoing design activity and manufacturing of high performance chips. Our analytical probe performance is enhanced by our proprietary lithographic manufacturing technology which improves the ability of the probe to minimize the signal distortions that can prevent accurate testing at higher speeds.

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  Improve manufacturing processes with electrical metrology.  Our engineering wafer probing systems enable the precise electrical metrology required to develop advanced manufacturing processes. For example, our systems allow electrical measurements of extremely small leakage currents between smaller chip elements over a wide temperature range. Such measurements provide valuable data regarding the integrity and accuracy of a manufacturing process and can be collected at any point during design or manufacturing.

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  Enable rapid collection of precision data and fewer design cycles.  The ability of engineers to quickly acquire accurate chip test data can help reduce design iterations and time-to-market with a new chip design. Our engineering probing systems provide accurate electrical measurements that can reduce the number of design turns and costly mask set redesigns. Our systems also include automation features and application software that allow tests to be performed more quickly and reliably, thereby increasing engineering productivity and reducing time-to-market.

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  Reduce test and manufacturing costs with advanced probe cards.  Testing semiconductor wafers early in the manufacturing process can decrease manufacturing costs by reducing the number of defective chips sent on to an expensive packaging step and by providing data to refine the engineering and production processes. Our Pyramid Probe cards, based on our lithographic manufacturing technology, permit wafer probing of high frequency chips to greater than 20 GHz, a requirement common to radio frequency and other high speed chips. Our Pyramid Probe cards also enable production probing of chips with a wide variety of challenging layouts, including high-density, peripheral and miniature bond pads, high-density arrays or combinations of these two. These capabilities enable chip testing earlier in the manufacturing process, thereby reducing overall manufacturing costs. In addition, our probe cards allow production probing of several complex chips in parallel, even at very high frequencies, increasing testing capacity and more efficiently utilizing expensive test equipment and probing capacity. Finally, our Pyramid Probe cards can improve production test yields of advanced chips built with the latest bond pad metals and the latest insulating materials.

Business and Growth Strategy

        Our objective is to expand our market leadership position in wafer probing solutions for engineering test and to become a leading provider of production test consumables. Key elements of our strategy include:

  •
  Leverage Customer Relationships to Grow Revenue and Expand Market Share.  We will continue to use our high penetration of certain market segments and applications and broad base of reference users to promote adoption of our new products by existing and new customers. Because customer validation is critical to purchase decisions, we intend to leverage our installed base of probing tools to sell into additional engineering labs and production lines in the same company, and similar groups in other companies. We believe our close customer relationships enable us to anticipate our customers' next-generation technology needs and help align our product roadmaps with those of our customers.

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  Continue to Develop Next-Generation Technologies.  We currently hold 64 U.S. and 28 international patents. To accelerate the development of increasingly complex chips and processes, we strive to be first to market with next-generation technologies through continued research into fundamental measurement techniques and collaboration with our customers. Accordingly, we intend to continue to invest in research and development to extend our technology leadership position.

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  Expand End-Market Opportunities.  We plan to leverage our extensive wafer probing expertise into measurement of other microelectronic and microscopic structures by developing new engineering test and measurement solutions. We have, for example, expanded our probing solutions into high-speed module and package test, test and measurement of optoelectronic devices and probing of submicron chip nodes and microelectro mechanical systems, or MEMS. In addition, we will apply our technology to develop applications for test consumables outside of semiconductor test.

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  Grow Sales of Consumables and Services.  We target a diversified revenue stream by complementing the sales of our engineering probe stations with services and with our analytical probes and production probe cards, both consumable products in nature. Our consumable products and services provide a relatively more stable and recurring source of revenue in a cyclical industry because customers tend to continue to purchase these products and services during cyclical semiconductor downturns to support chip research and development and production volumes. We believe that, as new technologies develop, the need for our services and consumables will continue to grow. We intend to focus our production probe cards on high frequency or high density chip test applications, such as chips for consumer electronic products or for wireless local area networks, or WLANs.

  •
  Expand Strategic Relationships.  We have established relationships with several leading developers of complementary test technologies in order to provide our customers with comprehensive test solutions and support and to access other test market segments. For example, we have a longstanding relationship with Agilent Technologies in which we jointly market selected wafer probing test systems, comprised of products from both companies. We expect to continue to leverage and expand these relationships in order to identify and enter new markets, both in and outside of semiconductors. We expect that some of these relationships will expand and evolve into closer partnerships and could lead to the acquisition of complementary companies, technologies or distribution channels.

Customers

        Our products are used by semiconductor manufacturers, test subcontractors, research organizations and designers. Fabless semiconductor suppliers do not manufacture their own semiconductors but they purchase our analytical probes and engineering probe stations for research and development and purchase, or direct their foundries to purchase, our Pyramid Probe cards to test chips manufactured for them. We have built strong relationships with our customers through frequent interactions over the past 20 years. In order to foster stronger customer relationships, we conduct needs analyses for new labs or products, seminars on topics such as measurement techniques, and customer service and maintenance calls. This close interaction has helped us build a consistently loyal customer base. More than 800 customers purchased our products in 2003. Our top 20 end-user customers during this period were:

Agilent Technologies	NEC
Fujitsu	Northrop-Grumman
Hitachi	Raytheon
IBM	RF Micro Devices
Infineon	Samsung
Inotera	ST Microelectronics
Intel	Sony
Matsushita	Taiwan Semiconductor Manufacturing Company (TSMC)
Micron Technology	Texas Instruments
National Semiconductor	Toshiba

        We believe our customers consider timely customer service and support to be an important aspect of our relationship. Our engineering probe stations are installed at customer sites either by us, our manufacturers' representatives or our distributors, depending on the complexity of the installation and the customer's geographic location. We assist our customers in the selection, integration and use of our products by providing engineering application support. We also provide worldwide on-site training, seminars and telephone support. Our manufacturers' representatives and distributors provide additional service and support.

        No single customer accounted for more than 10% of our total revenue in 2001 or 2002. In 2003 sales of our products to IBM represented 11% of our total revenue. Our top 10 customers accounted for approximately 26%, 32%, and 34% of our total revenue in each of 2001, 2002 and 2003, respectively. International sales accounted for more than 50% of our total revenue in each of 2001, 2002 and 2003.

Technology

        We are a leading innovator in developing electrical measurement, or metrology, and production test tools. We have focused our research and development efforts on enabling our customers to take more precise electrical measurements faster.

        Our core technologies include:

  •
  Broadband/High-Frequency/High Speed Interconnects and Probing.  In 1983, our founders created the first microwave analytical probes that enabled the first on-wafer 18 GHz measurements and accelerated the commercialization of gallium arsenide chips. We use and maintain a wide variety of design, verification, fabrication and calibration technologies for high-frequency probes and interconnections. These technologies include, for example, computer modeling, scale modeling, rapid prototyping for design and proprietary in-house measurement and calibration fixtures for verifications. We believe that these technologies provide a competitive advantage by allowing us to more effectively design and commercialize production probe cards and analytical probes.

  •
  Precise Low-Level Measurements.  In 1993, we were first to commercialize a shielded probe station utilizing our patented MicroChamber technology that increased thermal measurement productivity by 10 times and current measurement resolutions by 1,000 times. Many of our engineering probe stations feature MicroChambers, which ensure a dark, electrically noise-free measurement environment to enable low-current measurements over a wide thermal range. Our engineering probe stations also incorporate our proprietary low-noise thermal chuck technologies that increase measurement integrity and reduce the time required to take precise measurements. These features, in turn, increase the number of chips that can be tested or measured in a given amount of time. Our analytical probes use technologies that permit extremely low current and other electrical measurements across a wide temperature range.

  •
  Microfabrication.  Since 1990, we have shipped products that utilize our proprietary lithographic manufacturing processes for depositing, lithographic patterning, etching and plating probe structures on flexible substrates that are similar to the processes used in making chips. As chip elements continue to shrink, we expect to be able to scale and evolve our lithographic processes to continue to meet our customers' requirements. These processes have allowed us to develop Pyramid Probe cores with high frequency electrical connections and probe tips that are close together to address narrow spacing requirements. These processes have also enabled us to develop our proprietary MicroScrub probe tip design, which improves probe electrical contact while minimizing mechanical bond pad damage. In addition to these lithography techniques, we have developed and use proprietary tools and assembly fixtures for micro assembly tasks in the production of our Pyramid Probe cards and analytical probes.

Products

        We design, manufacture and sell four product lines: engineering probe stations, analytical probes, production probe cards and application software. Engineering probe stations are used in conjunction with certain consumable components to test chips in wafer form. Analytical probes and production probe cards are mounted into engineering probe stations and electrically connect test equipment to the chips under test. Analytical probes can typically contact many different types of chips, and are consumable components of the probing system. In addition, we offer several services to our customers, including installation and maintenance.

        Engineering Probe Stations.    Engineering probe stations are highly configurable depending upon the size and type of wafer, the particular characteristics of the chip that the customer is testing, the required measurements, the temperatures at which the chip is tested and the test equipment that the customer is using. Our engineering probe stations are available in either manual or semiautomatic versions. We also offer many accessories, including thermal control systems, special cables and connectors, microscopes, lasers, cameras and other items. We offer more than 10 distinct models of engineering probe stations in three relatively standardized product families.

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  Summit.  The Summit product family includes engineering probe stations used for a wide range of transistor and chip measurements, circuit element modeling, semiconductor process development and reliability tests on 150 mm and 200 mm wafers.

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  S300.  The S300 product family is similar to the Summit product family in its functionality, features and accessories but is designed to test 300 mm wafers and contains many enhancements, such as a built-in anti-vibration base and ergonomic features to accomodate its larger scale.

  •
  Alessi.  The Alessi product family is a versatile, general purpose engineering probe station used to test 150 mm or 200 mm wafers, modules containing multiple chips, printed circuit boards, single chips and optical devices.

        In addition to our three product families, we also design and build custom and specialized engineering probe stations to meet our customers' unique or less common applications. Examples of these applications include testing printed circuit boards or display panels as large as 24 by 24 inches and multi-chip or optical modules. Custom-designed engineering probe stations occasionally result in new, standard product features or additional sales to other customers.

        Analytical Probes.    We offer over 50 different analytical probe models primarily for engineering test. The newer Infinity series probes are designed with unique probe tips derived from our proprietary lithographic manufacturing technology for exceptional electrical contact on aluminum and copper pads. While our analytical probes are used primarily for engineering testing, several of our analytical probes are also used in low-volume production testing of some high-frequency devices.

        Production Probe Cards.    Our proprietary Pyramid Probe cards use unique, custom designed and lithographically defined microscopic probe tips and electrical wiring. Electrical measurement features of Pyramid Probe cards include test speeds ranging from low speed digital to well above 20 GHz for high-volume production testing and repeatable, high quality electrical interconnections. Mechanical attributes include probe card life that often exceeds 2,000,000 touchdowns, long probe tip cleaning intervals to maximize throughput, minimal damage to the chip during testing, the ability to probe multiple chips in parallel, design flexibility for probing peripheral bond pads or arrays, including irregular arrays or dense spacing, and the ability to repeatably contact very small bond pads. We design and sell Pyramid Probe cards for production test applications, ranging from very low current parametric testing to sophisticated, high speed radio frequency testing. These capabilities contribute to lower cost of production test and overall lower cost of ownership of the probe card, enabling more cost effective wafer production test. The primary applications for Pyramid Probe cards include the production testing of wireless chips, high-speed logic chips, automotive chips, parametric test, analog chips and broadband and telecom chips. We offer proprietary Pyramid Probe cards primarily for production testing, although they can also be used in engineering test.

        Application Software.    Our proprietary WinCal software is specifically designed to facilitate and improve the user's productivity during set-up, calibration and data-logging to perform sophisticated high frequency measurements accurately and reliably. We also sell software packages that integrate the control and data-management functions of wafer probing test systems and to analyze and report wafer data. Newer versions of the control software for our engineering probe stations are sold separately to our customers to upgrade older probe stations.

        Services.    In addition to routine, essential installation services at the time of sale, we offer services to enable our customers to maintain and more effectively utilize our equipment, probes and software and to enhance our customer relationships.

Sales and Marketing

        We sell our engineering probe stations, analytical probes and production probe cards through a combination of manufacturers' representatives, distributors and direct sales people. Manufacturers' representatives are independent third parties that agree to sell our products at our prices and on terms set by us, in return for a commission based on sales. We typically use manufacturers' representatives in areas that we believe require greater levels of customer support than we can deliver from our sales offices. Distributors purchase our products and resell them at prices and upon terms set by the particular distributor. We typically use distributors where local regulations or business customs require local stocking of service parts, more immediate service support or other local services. Finally, our direct sales force is made up of our salaried employees.

        In North America and Asia, excluding Japan, Singapore and Malaysia, we sell our products through manufacturers' representatives. In Japan, we sell through Cascade Microtech Japan, K.K., our direct sales and service subsidiary. In Singapore and Malaysia we sell through our branch office, Cascade Microtech Singapore. In Europe we sell through distributors and manufacturers' representatives managed by Cascade Microtech Europe, Ltd., our direct sales and service subsidiary in the United Kingdom. In other countries, we typically sell through manufacturers' representatives or distributors. Our sales managers oversee and manage these worldwide sales activities.

        We work closely with our customers to select the most appropriate product or to configure a custom solution to best fit their applications. Sales of our production test solutions require significant interaction with customer production test managers, knowledge of their specific product details and hands-on application support, particularly for new customers. Our production customers generally undertake an extensive evaluation of new probe technology before adoption. Sales of our engineering test solutions require significant interaction with our customers' engineering labs and knowledge of their product development schedules and systems, as well as on-site demonstration capability. We also may assist our customers in the design requirements for their products to enhance testability. Our sales managers are experienced sales professionals with in-depth technical training, customer knowledge and industry expertise. The technical sophistication of our products requires substantial training for our manufacturers' representatives, distributors and sales staff. We devote considerable effort and resources to developing a highly trained sales force that is responsive to our customers' changing needs.

        We focus our marketing efforts on building awareness of our products among designers and manufacturers of complex semiconductors. We market our products and capabilities by participating in trade shows, providing product and technical information in print and on our website, hosting technical and product seminars, advertising in trade publications, and using direct mailings. In addition, our marketing staff performs market research and product planning.

        We participate in joint sales and marketing activities with complementary equipment and software vendors to offer our customers complete test solutions. These relationships benefit us because they can lead to broader awareness and increased sales of our products. In particular, we have a longstanding relationship with Agilent Technologies, in which we periodically jointly market test system solutions comprised of compatible products from each company. Our direct sales force, manufacturers' representatives and distributors often work with Agilent sales personnel to identify, qualify and close orders worldwide. Our joint marketing efforts with Agilent Technologies are not subject to a written agreement between the parties. As such, they may be discontinued by either party at any time.

Research and Development

        Our industry is subject to rapid technological change and new product introductions and improvements. Our continued investment in research and development and timely introduction of new products and services is critical to maintaining and improving our competitive position. Our growth depends upon our ability to rapidly develop new products that enable customers to improve their electrical, optical and mechanical measurements and increase their productivity. As a result, we expect to continue to devote substantial resources to research and development. Our research and development expenses were $5.4 million in 2003, $6.3 million in 2002, and $7.8 million in 2001. These amounts are net of customer reimbursements of $248,000 and $90,000, respectively, in 2003 and 2002 for work on a joint project. We did not expend material amounts on customer-sponsored research and development in 2003, 2002 or 2001. In addition, we do not currently have any agreements with third parties for joint research and development projects, nor do we have any agreements for customer-sponsored research and development projects. We are currently devoting substantial resources to projects such as releasing new Pyramid Probe products and manufacturing processes, developing faster, higher accuracy analytical probes and enhancing the functionality of our 300 mm engineering probe stations. At December 31, 2003, we employed 25 research and development engineers. We conduct research and development for all of our product lines at our Beaverton, Oregon facilities.

Manufacturing and Assembly

        Our manufacturing and assembly operations consist of the production of highly complex and sophisticated components and assemblies, many of which are customized to meet customers' needs and specifications. We perform nearly all of our manufacturing and assembly in Beaverton, Oregon at our manufacturing facility within our headquarters building, at our microfabrication and Pyramid Probe assembly facility and at our machine shop. Our microfabrication facility includes a 10,000 square foot clean room, most of which is Class 100, meaning not more than 100 particles per cubic meter. Our manufacturing strategy is to purchase components from vendors to the extent possible. However, we manufacture key components that we deem to be proprietary or that provide us with a competitive advantage. We depend on limited source suppliers for some materials, components and subassemblies used in our products.

        Our product design and manufacturing process activities emphasize accurate electrical measurements, precise and reliable mechanical components and assemblies, and compliance with industry and governmental safety requirements. We prototype and test our new standard product designs and components to ensure high electrical signal integrity, mechanical accuracy and safety. In our manufacturing operations, we perform electrical, mechanical and chemical tests and use statistical process control methods, internally developed manufacturing information systems and inspections of purchased components and products to monitor our product quality throughout the various stages of our manufacturing process.

Competition

        The markets for engineering probe stations, analytical probes and production probe cards are highly competitive. We anticipate that the markets for our products will continually evolve and be subject to rapid technological change.

        Engineering Probe Stations.    Our primary competitor in the engineering probe station market is Suss MicroTec AG (Karl Suss), but we also compete with Bekutasemikon K.K., Lucas/Signatone Corporation, The Micromanipulator Company Incorporated, and Wentworth Laboratories Inc., among others. We believe that the primary competitive factors in the engineering probe station market are measurement accuracy and versatility, measurement speed, automation features, completeness of the measurement solutions, applications support, delivery time and price. We compete favorably with respect to these factors, except in small niche markets where customers seek solutions that provide highly specialized testing environments.

        Analytical Probes.    Our primary competitor in the analytical probe market is GGB Industries. We believe that the primary competitive factors in this market are breadth of probe types, probe frequency and electrical signal integrity, contact integrity and the related cleaning required, calibration support, applications support, delivery time and price.

        Production Probe Cards.    Competition in the production probe card market is fragmented and characterized by many suppliers offering products based on differing technologies. Our Pyramid Probe cards compete with product offerings of other probe card vendors including Feinmetall GmbH, FormFactor Inc., GGB Industries Inc., Japan Electronic Materials Corporation, Kulicke & Soffa Inc., Mesatronics S.A., Micronics Japan Company, Ltd., MicroProbe Inc., Micro Square Technology Incorporated, PHICOM Corporation, SV Probe Inc., Technoprobe S.r.l., Tokyo Cathode Laboratory Company Ltd., Wentworth Laboratories Inc., and others. At least three probe card vendors, FormFactor Inc., Mesatronics S.A. and PHICOM Corporation, are also offering probe cards built using types of lithographic patterning. The high capital investment and development costs associated with the development of lithographically defined probe cards and the time and high cost of customer evaluation, represent a significant barrier to entry for this type of technology. We believe that the primary competitive factors in the production probe market depend upon the type of chip being tested, but include customer service, delivery time, price, probe card lifetime, chip damage, application support, probe tip touch-down accuracy, speed and frequency of the probe card, number of chips contacted in parallel, number of probe tips and their layout, signal integrity, and frequency and effectiveness of cleaning required. We believe that we generally compete favorably in probe cards for high frequencies and high-speed signals, and in probe cards for parallel testing of chips with densely-packed bond pads. We generally do not compete in applications that require very large probe areas, such as memory test, or that require delivery times of less than two weeks, or that require very high currents, such as some microprocessors.

Intellectual Property

        Our success in large part depends on our proprietary technology. We do not depend on any one individual patent, instead relying on intellectual property, including patents and trade secrets, covering electrical measurement reliability and integrity, electrical shielding and the Pyramid Probe contact structure and production process. As of March 1, 2004, we had 64 issued patents and 40 pending patent applications in the U.S. and 28 issued foreign patents and 58 pending foreign patent applications. In addition, we regard certain of our processes, information and know-how that we have developed and used to design and manufacture our products as proprietary trade secrets.

        One important group of our patents claims technology relating to electrical shielding and other inventions required to measure extremely small signals on wafers. Most of these U.S. patents will expire between 2012 and 2015. Another important group of our patents claims designs and construction methods for probe tips on membrane probes. These patents will expire beginning in 2016.

        Our policy is to seek patents where appropriate on inventions involving new products and improvements to existing products as part of our ongoing engineering and research and development activities. We cannot assure you that any of our pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents owned by or issued to us will provide us with competitive advantages or that these patents will not be challenged by third parties. Furthermore, there can by no assurance that third parties will not design around our patents.

        We also use certain patented technology of third parties in the manufacture of our products pursuant to license agreements. Pursuant to an agreement with Micronics Japan Company Ltd. and Hewlett-Packard Japan Ltd. (now Agilent Technologies), our subsidiary, Cascade Microtech Japan, Inc.

and its affiliates, have been granted a non-exclusive worldwide license to make, have made, use, lease, sell, or otherwise transfer certain products that make use of patented technology relating to electric circuit measurement apparatuses. In exchange for the rights granted under the license, we pay royalties to Micronics Japan Company Ltd. and Agilent Technologies based on the number of products sold or leased. Our license will expire upon the expiration of the patents covering the licensed technology.

Employees

        As of December 31, 2003, we had a total of 243 employees: 41 in engineering and research and development; 131 in manufacturing; and 71 in selling, general and administrative functions. Of these employees, 216 were located in the U.S., 16 were in Japan, 7 were in Great Britain and 4 were in Singapore. Many of our employees are highly skilled and our future performance depends largely on our ability to continue to attract, train and retain qualified technical, sales, service, marketing and managerial personnel. None of our employees is subject to a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

        We maintain our corporate headquarters in Beaverton, Oregon. Our primary site contains corporate administration, sales and marketing, design, test, light manufacturing and assembly and various support functions in leased space totaling 102,438 square feet in three adjacent buildings. Our lease for space in an adjoining building totaling 23,000 square feet is available for sub-lease. This lease expires in June 2008. Under the terms of the lease, monthly payments are approximately $114,000. The lease on the remaining space in a third building expires at the end of January 2007. Our Pyramid Probe manufacturing is conducted in a 10,000 square foot clean room within a 58,817 square foot facility that we lease at a separate site in Beaverton, Oregon. Our lease of this facility expires in August 2009. Approximately 20,000 square feet of this facility is available for sub-lease. We lease a small sales and service offices in Tokyo, Japan, Banbury, England and Singapore.

Legal Proceedings

        We are not a party to any material legal proceedings at this time. However, the semiconductor test industry is characterized by vigorous protection and pursuit of intellectual property rights and positions. To protect our intellectual property from infringement, we have from time to time initiated litigation against third parties and may be required to do so in the future. We cannot assure you that we will be successful in future intellectual property litigation and this litigation often is protracted and expensive; however, until now we have successfully defended our intellectual property in three lawsuits and successfully defended ourselves in one case of alleged infringement.

Environmental Matters

        As part of our manufacturing operations, we have handled and continue to handle materials that are considered hazardous or toxic under federal, state and local laws and regulations, and we are subject to environmental laws and regulations related to the use, storage, discharge, disposal and human exposure to such materials. We believe we are in material compliance with the environmental laws and regulations applicable to the conduct of our business and operations. However, there can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of human error, equipment failure or other causes. The risk of a release of hazardous or toxic materials cannot be completely eliminated, and if such a release occurs, we could be held financially responsible for the cleanup or other consequences of the release. We are not aware of any releases at any of our facilities that could reasonably be expected to result in any material liabilities to us. We are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups and governmental priorities concerning environmental laws and regulations. We may be required to incur substantial costs to comply with current or future environmental laws or regulations, and our operations, business or financial condition could be adversely affected by such requirements.

Backlog

        Our backlog consists of purchase orders we have received for products and services with scheduled delivery dates that we expect to ship and deliver or perform within the next 12 months. At December 31, 2003, our backlog was $7.8 million, compared with $7.6 million at December 31, 2002. We generally ship our products within two months of receipt of a customer's purchase order. Accordingly, we expect to deliver nearly all of our December 31, 2003 backlog in 2004. Customers may cancel or delay delivery on previously placed orders, although our standard terms and conditions include penalties for cancellations made close to the scheduled delivery date. As a result, the timing of the receipt of orders or the shipment of products could have a significant impact on our backlog at any date. In addition, a significant portion of our revenue is generated from orders received and products shipped within a quarter. For this and other reasons, the amount of backlog at any date is not necessarily indicative of revenue in future periods.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information regarding our directors and executive officers as of March 1, 2004:

Name	Age	Position(s)

Eric W. Strid	51	Chairman of the Board and Chief Executive Officer
Bruce A. McFadden	58	President and Chief Operating Officer
Eric I. Blachno	41	Chief Financial Officer, Vice President of Finance, Treasurer and Secretary
K. Reed Gleason	59	Director, Vice President of Advanced Technology
John E. Pence	40	Vice President and General Manager of Engineering Products Division
Keith L. Barnes(2)	52	Director
F. Paul Carlson(1)	65	Lead Director
George P. O'Leary(1)(2)	61	Director
William R. Spivey(1)(2)	57	Director

(1)
Member of the compensation committee.

(2)
Member of the audit committee.

        Eric W. Strid co-founded Cascade Microtech and has served as our Chairman and Chief Executive Officer since 1984. He also served as our President from 1984 to December 1996. Prior to 1984, Mr. Strid served as a Principal Engineer with Tektronix, Inc. and with TriQuint Semiconductor, where he designed and evaluated high-frequency gallium arsenide integrated circuits. Mr. Strid holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology and an M.S. in Electrical Engineering from the University of California at Berkeley.

        Bruce A. McFadden has served as our President and Chief Operating Officer since December 1996. From 1994 until 1996, Mr. McFadden served as Chief Financial Officer and Corporate Secretary of Barrett Enclosures, Inc., a manufacturer of custom marine and architectural enclosures. From 1992 to 1996, Mr. McFadden was also a management consultant for several high technology companies, including Cascade Microtech and AT&T Microelectronics. From 1986 to 1992, Mr. McFadden served as Vice President of Graco, Inc., a fluid handling equipment company with responsibility for its industrial equipment division. From 1980 to 1986, Mr. McFadden was the Managing Director of European Silicones Operation for General Electric. Prior to joining General Electric, Mr. McFadden worked as a consultant with Booz Allen & Co. and was an engineer with Exxon Corporation. Mr. McFadden holds a B.S. in Chemical Engineering from Virginia Polytechnic Institute and State University and an M.S. in Management from the Sloan School at Massachusetts Institute of Technology.

        Eric I. Blachno has served as our Vice President of Finance, Chief Financial Officer, Corporate Secretary and Treasurer since July 2003. From July 2002 until June 2003, Mr. Blachno was a private investor and independent consultant to emerging growth companies. From July 2000 until June 2002, Mr. Blachno served as Vice President of Finance, Chief Financial Officer and Corporate Secretary of Luminent, Inc., a Nasdaq-listed provider of fiber optics components which merged with MRV Communications in 2002. From February 1999 until July 2000, Mr. Blachno was Managing Director of PMG Capital, an investment banking firm focused on technology and healthcare, where he led the Technology Group and Communications Equipment Equity Research. From 1995 until 1998, Mr. Blachno was Managing Director and Senior Communications Equipment Analyst at Bear Stearns & Co., Inc. From 1986 until 1995, he held various management and staff positions in finance, sales, marketing, corporate strategy, software development and communications network management at IBM. Mr. Blachno holds a B.S. in Computer Science (with High Honors) from the University of

Florida, an M.S. in Telecommunications from Pace University and an MBA in Finance from the Wharton School of the University of Pennsylvania.

        K. Reed Gleason co-founded Cascade Microtech and served as a director and as our Vice President of Advanced Development since our inception. Prior to 1984, Mr. Gleason was a Senior Physicist at Tektronix and at TriQuint Semiconductor, conducting research into high-frequency gallium arsenide devices and integrated circuits. He began his career as an engineer with the U.S. Naval Research Laboratory in Washington, D.C. Mr. Gleason holds a B.S. in Electrical Engineering from the California Institute of Technology.

        John E. Pence has served as our Vice President and General Manager of Engineering Products since May 2000. From April 1997 to February 2000, he served as our Vice President of Probing Systems. From 1993 to 1997, Mr. Pence served as one of our Product Marketing Managers. From 1985 to 1993, Mr. Pence worked as an engineer in the Space and Communications Division of Hughes Aircraft Company. Mr. Pence holds a B.S. and an M.S. in Electrical Engineering from Cornell University.

        Keith L. Barnes has served as a director since February 2004. Mr. Barnes was named chairman and chief executive officer of Electroglas, Inc., in October 2003. From 1995 to 2001 he served as chairman and chief executive officer of Integrated Measurement Systems (IMS). Prior to joining IMS, Mr. Barnes was a division president at Valid Logic Systems and later Cadence Design Systems. Mr. Barnes holds a degree from San Jose State University in Environmental Science.

        F. Paul Carlson has served as a director since 1992. In 1991, he founded and has since served as President and Chief Executive Officer of The Carlson Group of Companies, a company specializing in business re-engineering and re-structuring, and the financing and development of early stage companies. From 1988 to 1991, Mr. Carlson served as the Vice President of Strategy and Business Development for Honeywell, Inc. From 1980 to 1985, he served as the President and Chief Executive Officer of the Oregon Graduate Institute. Previously, he served as a Professor of Electrical Engineering at the University of Washington for 10 years. Mr. Carlson holds a B.S. in Electrical Engineering from the University of Washington, an M.S. in Electrical Engineering from the University of Maryland and a Ph.D. in Electrical Engineering from the University of Washington. Mr. Carlson attended the Stanford Executive Education program in 1987. Mr. Carlson also serves as a director of the Frank Russell Trust Company.

        George P. O'Leary has served as one of our directors since 1988. From 1972 to 1987, Mr. O'Leary served in various capacities for Floating Point Systems, Inc., including as Vice President of Engineering and President of European Operations. He also served as Chief Operating Officer and as a director of Floating Point Systems, Inc. from 1986 until his retirement in 1987. Mr. O'Leary was a Professor of Physics at the Oregon Graduate Institute from 1969 to 1972. He holds a Ph.D. in Physics from Yale University.

        William R. Spivey has served as one of our directors since July 1998. From July 2000 until September 2001, Mr. Spivey served as the President and Chief Executive Officer of Luminent, Inc., a provider of fiber optic components to the communications industry. From 1997 to 2000, Mr. Spivey served as Group President of the Network Products group of Lucent Technologies. From 1994 to 1997, he served as Vice President of the Systems and Components Group, Member of the Office of the President and Co-chair of the Executive Committee of AT&T Microelectronics. Mr. Spivey holds a B.S. in Physics from Duquesne University, an M.S. in Physics from Indiana University in Indiana, and a Ph.D. in Administration/Management from Walden University. Mr. Spivey also serves as a director of The Laird Group, PLC, Lyondell Chemical Co., Novellus Systems, Inc. and Raytheon Company.

Board of Directors

        Our articles of incorporation provide for a board of directors consisting of between three and nine members. Our bylaws provide that the exact number of directors shall be fixed by resolution of our board. Our board currently consists of seven members. Prior to the closing of this offering, the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates will be as follows:

  •
  the class I directors will serve terms expiring at the annual meeting of shareholders to be held in 2005;

  •
  the class II directors will serve terms expiring at the annual meeting of shareholders to be held in 2006; and

  •
  the class III directors will serve terms expiring at the annual meeting of shareholders to be held in 2007.

        At each annual meeting of our shareholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. For a more complete description, see "Description of Capital Stock—Anti-takeover Effects of Certain Provisions of Oregon Law, the Restated Articles and Bylaws."

Board Committees

        Compensation Committee.    Our compensation committee consists of Messrs. Carlson, O'Leary and Spivey. The compensation committee reviews and makes recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors, including annual salaries, bonuses, stock options and other incentive compensation agreements. The compensation committee also administers and makes recommendations to our board of directors regarding our 2000 Stock Incentive Plan and our 2004 Employee Stock Purchase Plan.

        Audit Committee.    Our audit committee consists of Messrs. Barnes, O'Leary and Spivey. The audit committee reviews the scope and results of our audit by our independent auditors, recommends the appointment of our independent auditors, reviews and approves the audit fees for the independent auditors and reviews the adequacy of our systems of internal control and accounting policies and procedures and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to shareholders and, as appropriate, initiates and supervises inquiries into aspects of our financial affairs. The board of directors has determined that Mr. Spivey is an audit committee financial expert as defined by the SEC.

Director Independence

        The Board of Directors has determined that Messrs. Barnes, Carlson, O'Leary and Spivey are each an "independent director" under Nasdaq Stock Market Marketplace Rule 4200(a)(15). The Board of Directors has also determined that each member of the two committees of the Board of Directors meets the independence requirements applicable to those committees prescribed by Nasdaq and the SEC, including Rule 10A-3(b)(1) under the Exchange Act related to audit committee member independence.

Director Compensation

        Currently, our directors are reimbursed for their out-of-pocket expenses incurred in connection with board services, but are not compensated in cash for serving on our board. After this offering, each of our non-employee directors will receive an annual option to purchase 15,000 shares of our common stock. The options will be fully vested and exercisable on the date of grant. The exercise price of the options will equal 100% of the fair market value of our common stock on the option grant date and the options will expire, if unexercised, four years from that date. In addition to the option grants, non-employee directors will receive an annual retainer of $15,000, $1,000 for each board meeting they attend in person, $500 for each board meeting they attend by telephone, and $500 for each committee meeting they participate in, whether in person or by telephone. Board committee chairpersons and the lead director will receive an additional $3,000 per year.

Compensation Committee Interlocks and Insider Participation

        The members of the compensation committee of our board of directors are Messrs. Carlson, O'Leary and Spivey. Messrs. Carlson, O'Leary and Spivey have at no time been officers or employees of Cascade Microtech. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or compensation committee.

Executive Officers

        Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors or officers.

Executive Compensation

        The following table sets forth information for the fiscal year ended December 31, 2003 regarding the compensation awarded to or earned by each of our executive officers. We sometimes refer to these officers as the "named executive officers."

	Annual Compensation		Long-Term Compensation
Name and Principal Position	Salary	Bonus	Stock Options Granted	All Other Compensation(1)
Eric W. Strid Chairman and Chief Executive Officer	$196,519	$91,619	—	$1,689
Bruce A. McFadden President and Chief Operating Officer	$163,558	$54,316	20,000	$2,217
John E. Pence Vice President and General Manager, Engineering Products Division	$150,323	$49,085	12,000	$2,917
K. Reed Gleason Vice President of Advanced Technology and Director	$152,904	$—	—	$1,696
Eric I. Blachno(2) Chief Financial Officer, Vice President of Finance, Treasurer and Corporate Secretary	$83,077	$35,482	140,000	$27,500	(3)

(1)
Unless otherwise indicated, all other compensation consists of company matching contributions to the officer's 401(k) account.

(2)
Mr. Blachno joined Cascade Microtech in July 2003.

(3)
Represents relocation assistance.

Option Grants in Last Fiscal Year

        The following table provides summary information regarding stock options we granted during the fiscal year ended December 31, 2003, to each of the named executive officers. We granted each of these options under our 2000 Stock Incentive Plan. All of the options listed on the table below were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors as of the date of the option grant. Each option has a term of 10 years from the option grant date. In establishing these prices, our board considered many factors, including recent arms' length transactions, our financial condition and operating results, its assessment of our competitive position and future prospects, the value of comparable companies and the lack of a public market for our common stock. Options may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability. The percentage of total options granted in fiscal 2003 is based upon options to purchase a total of 350,450 shares of our common stock granted to our employees in fiscal 2003.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(2)
Name	Options Granted(1)		Percent of Total Options Granted to Employees in 2003	Exercise Price ($/Sh)	Expiration Date	5%	10%
Eric W. Strid	—		—	—	—	—	—
Bruce A. McFadden	20,000		5.7%	$5.50	11/07/13	$69,178	$175,312
John E. Pence	12,000		3.4%	$5.50	11/07/13	$41,507	$105,187
K. Reed Gleason	—		—	—	—	—	—
Eric I. Blachno	140,000	(3)	39.9%	$5.00	07/14/13	$440,226	$1,115,620

(1)
Stock options granted during fiscal 2003 were at an exercise price equal to the fair market value of our common stock as determined by our board of directors as of the date of the option grant and vest as to 20% of the total on the first anniversary of the grant date and at a rate of 1.67% of the total each month thereafter, with full vesting occurring on the fifth anniversary of the grant date.

(2)
Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of appreciation of 5% and 10% compounded annually from the date the respective options were granted based on the assumed initial public offering price of $    •    per share. These assumptions do not represent our estimate of future appreciation of our share price. Actual gains, if any, on option exercises will depend on the future performance of our common stock.

(3)
If Mr. Blachno's employment is terminated, any of these options that would have vested during the 12-month period following the date of termination will vest and become fully exercisable.

Option Exercises in Last Fiscal Year and Fiscal Year End-Option Values

        The following table provides information concerning the exercise of options during 2003 and unexercised options held as of the end of the fiscal year, with respect to the named executive officers.

			Number of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-The-Money Options At Fiscal Year-End(2)
	Number of Shares Acquired On Exercise
Name		Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Eric W. Strid	6,291	$26,422	—	—	$—	$—
Bruce A. McFadden	—	—	167,066	58,934	•	•
John E. Pence	2,157	$9,059	106,000	39,000	•	•
K. Reed Gleason	6,291	$26,422	—	—	—	—
Eric I. Blachno	—	—	—	140,000	—	•

(1)
Market value of the underlying securities at exercise date, minus exercise price of the options.

(2)
There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated based on the assumed initial public offering price of $    •    per share, less the applicable exercise price of the option, multiplied by the number of shares underlying the option.

Employee Benefit Plans

2000 Stock Incentive Plan

        Our 2000 Stock Incentive Plan, which was approved by our shareholders on October 15, 2000, as amended by our shareholders through the date of this prospectus, provides for grants of both incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the Code, and nonqualified stock options, which are not qualified for treatment under Section 422 of the Code. The 2000 Stock Incentive Plan also provides for direct stock grants and sales to our employees and consultants. The purposes of the 2000 Stock Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and consultants and to promote the success of our business. The 2000 Stock Incentive Plan is administered by the board of directors or a committee of the board. The 2000 Stock Incentive Plan provides for the issuance of 1.8 million shares.

        The term of each incentive option granted under the 2000 Stock Incentive Plan will generally be ten years from the date of grant, or such shorter period as may be established at the time of the grant. An option granted under the 2000 Stock Incentive Plan may be exercised at such times and under such conditions as determined by the board of directors. If a person who has been granted an incentive stock option ceases to be employed by or on a consulting basis with us, such person may exercise that option only during the exercise period established by the board of directors at the time we grant the options, which shall not exceed 90 days after the date of termination, and only to the extent that the option was exercisable on the date of termination. Nonqualified stock options may be exercised during a period determined by the board of directors. If a person who has been granted an option ceases to be an employee or consultant as a result of such person's total and permanent disability, such person may exercise that option at any time within twelve months after the date of termination, but only to the extent that the option was exercisable on the date of termination. No option granted under the 2000 Stock Incentive Plan is transferable other than at death, and each option is exercisable during the life of the optionee only by the optionee. In the event of the death of a person who has received an option, the option generally may be exercised by a person who acquired the option by bequest or inheritance during the twelve month period after the date of death to the extent that such option was exercisable at the date of death. Outstanding options may terminate before their expiration date and be returned to the plan for subsequent grant, if the optionee's status as an employee is terminated or upon the optionee's death or disability.

        The exercise price of incentive stock options granted under the 2000 Stock Incentive Plan is established by the board of directors but may not be less than the fair market value of a share of common stock on the last market trading day prior to the date of grant of the option and incentive stock options granted to greater than 10% shareholders may not be granted for less than 110% of fair market value. The exercise price of nonqualified stock options is established by the board of directors. The consideration to be paid upon exercise of an option, including the method of payment, will be determined by the board of directors and may consist entirely of cash, check, shares of common stock or any combination of such methods of payment as permitted by the board of directors.

        The 2000 Stock Incentive Plan will continue in effect until October 15, 2010, unless earlier terminated by the board of directors, but such termination will not affect the terms of any options outstanding at that time. Amendments that would materially increase the number of shares that may be issued, materially modify the requirements as to eligibility for plan participation, or materially increase the benefits to plan participants must be approved by our shareholders.

        At December 31, 2003, there were options to acquire 796,290 shares of common stock outstanding under our 2000 Stock Incentive Plan. Options covering 1,003,710 shares remained available for future issuance.

1993 Stock Incentive Plan

        Our 1993 Stock Incentive Plan, which was approved by our shareholders on April 29, 1993, was substantially similar to our 2000 Stock Incentive Plan. The 1993 Stock Incentive Plan expired during 2003 and any remaining and unissued options were cancelled and any options which terminate before their expiration as a result of termination of the optionee's status as an employee or upon the optionee's death or disability, shall not be returned to the plan for subsequent grant.

        At December 31, 2003, there were options to purchase 977,205 shares of common stock outstanding under our 1993 Stock Incentive Plan and no shares remained available under the plan.

2004 Employee Stock Purchase Plan

        We adopted and our shareholders approved our 2004 Employee Stock Purchase Plan on February 27, 2004. Our Employee Stock Purchase Plan will become effective as of the date of this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries, if any, to purchase shares of our common stock, at semi-annual interest, with their accumulated payroll deduction.

        We have reserved 400,000 shares of our common stock for issuance under our Employee Stock Purchase Plan. Beginning in 2005 and continuing each year thereafter, we will increase the number of shares reserved for issuance under the Employee Stock Purchase Plan by the lesser of (i) 1.5% of the outstanding shares of our common stock on the first day of our fiscal year for which the increase is being made, (ii) 100,000 shares, or (iii) a lesser amount as determined by our board of directors.

        The compensation committee of our board of directors will administer the Employee Stock Purchase Plan and will have full and exclusive discretionary authority to interpret the terms of the plan, determine eligibility and adjudicate all disputed claims filed under our Employee Stock Purchase Plan.

        The Employee Stock Purchase Plan contains 24 month offering periods, with each offering period divided into four six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first offering period, which commences on the date of this offering and ends on the last trading day on or before July 31, 2004. The purchase periods are the approximate 6-month periods commencing after the last trading day of the prior period.

        Individuals who are employed by us or any participating subsidiary for more than five months in any calendar year and work at least 20 hours per week are eligible to participate in our Employee Stock Purchase Plan. However, employees who own shares representing 5% or more of the total combined voting power or value of all classes of our capital shares or that of any of our subsidiaries may not participate in the plan. In addition, no employee may be granted an option to purchase shares under the plan to the extent that that person's right to purchase shares under our Employee Stock Purchase Plan accrues at a rate that exceeds $25,000 worth of shares for each calendar year in which such option is outstanding at any time. Furthermore, no employee is permitted to purchase more than 5,000 shares during a six-month purchase period. The Employee Stock Purchase Plan permits participants to purchase shares of common stock through payroll deductions in 1% increments of not less than 2% or greater than 15% of the participant's compensation, which includes the participant's base straight time gross earnings and commissions, but excludes payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation.

        Amounts deducted and accumulated under our Employee Stock Purchase Plan are used to purchase shares of common stock at the end of each six-month purchase period. The price of shares purchased under the plan is 85% of the fair market value of the shares of common stock on the first trading day of the offering period or the last trading day of a purchase period. If the offering period commences on the date of this offering, the price of the shares purchased shall be the lower of 85% of the price to the public of the shares offered in this offering or 85% of the fair market value of the shares of common stock after the purchase period ends. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. In addition, in the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, a participant is limited to purchasing no more than 200% of the number of shares that the participant would have purchased at 85% of the fair market value at the beginning of the offering period. Participants may end their participation at any time during an offering period and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. Rights granted under the Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan.

        The Employee Stock Purchase Plan provides that, in the event that we merge with or into another corporation or sell substantially all of our assets, each outstanding right to purchase shares under the plan during the offering period then in progress may be assumed or substituted for by the successor corporation. If the successor corporation refuses such assumption or substitution, the offering period then in progress will be shortened and a new purchase date will be set at or prior to the closing of that transaction after which time the Employee Stock Purchase Plan will terminate.

        The Employee Stock Purchase Plan will terminate in February 2014. The board has the authority to amend or terminate the plan, except that no such action may adversely affect any outstanding rights to purchase shares under the plan.

Employment Agreement of Eric I. Blachno

        We entered into an employment agreement with Eric I. Blachno on February 19, 2004. In consideration for Mr. Blachno's services, we agreed to pay him an annual salary of $180,000, periodic cash bonuses, as approved by the board of directors, and our standard employee benefits. In addition, in July 2003, we granted him options to purchase 140,000 shares of common stock under our 2000 Stock Incentive Plan. If we terminate Mr. Blachno without cause, as defined in the agreement, then he is entitled to severance pay equal to 12-months salary. In addition, the stock options held by Mr. Blachno that would have vested if Mr. Blachno had remained our employee for the 12-month period following termination will become immediately exercisable and will remain exercisable for 12 months. If Mr. Blachno is terminated for any reason other than death, disability or cause, within 12 months after we sell all or substantially all of our assets or are merged into another company that our shareholders do not control, then all stock options held by Mr. Blachno will become immediately exercisable and will remain exercisable for 12 months. As a condition of his employment, Mr. Blachno entered into our standard employee invention and confidentiality agreement pursuant to which he may not divulge any of our proprietary information other than as permitted as part of his employment with us.

Indemnification of Directors and Executive Officers and Limitation of Liability

        As an Oregon corporation, we are subject to the Oregon Business Corporation Act, or OBCA, and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article 5 of our second amended and restated articles of incorporation eliminates the liability of our directors to us or our shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

        Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Article 6 of our Second Amended and Restated Articles requires us to indemnify our directors and officers to the fullest extent not prohibited by law.

        The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

        We also have entered into indemnity agreements with each of our executive officers and each member of our board of directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since January 1, 2001, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of their immediate families had or will have a direct or indirect material interest other than agreements that are described under the caption "Management" and the transactions described below.

Agilent Technologies

        As of December 31, 2003, Agilent Technologies owned all of the outstanding shares of our Series A convertible preferred stock and 87,500 shares of our Series B convertible preferred stock constituting 18.9% of our outstanding equity securities prior to this offering. Sales of our products to Agilent in 2003, 2002 and 2001 were $1.3 million, $1.5 million and $2.5 million, respectively. At December 31, 2003 and 2002, $154,000 and $196,000, respectively, was receivable from Agilent. Purchases from Agilent were $268,000, $576,000 and $601,000 in 2003, 2002 and 2001, respectively. In addition, we have obtained a non-exclusive license to use certain patented technology of Agilent (formerly Hewlett-Packard) relating to electrical measurement apparatuses. We paid royalties of $22,000 in 2003 pursuant to this license.

Electroglas, Inc.

        Pursuant to a July 1999 license agreement, in 2001, we received $400,000 from Electroglas, Inc., a holder of 505,000 shares of our Series B convertible preferred stock. The July 1999 agreement provided Electroglas an exclusive right to incorporate certain of our technologies into certain products they manufacture in exchange for a royalty. Because this license agreement is no longer exclusive, no future royalty payments are expected. In addition, we purchase certain probing equipment from Electroglas, which totaled $355,000, $731,000 and $312,000, respectively, in 2003, 2002, and 2001. Product sales to Electroglas were $63,000, $109,000 and $14,000, respectively, in 2003, 2002 and 2001. Keith Barnes, a member of our board of directors, is the chairman and chief executive officer of Electroglas.

Redemption of Series C Convertible Preferred Stock

        In 1999, we issued 1.25 million shares of Series C convertible preferred stock, to Teachers Insurance and Annuity Association—College Retirement Equity Fund (TIAA-CREF). In December 2003, we redeemed all of the Series C convertible preferred stock for a $7.0 million note and $3.0 million of cash. Upon redemption of the Series C convertible preferred stock, the related unaccreted costs of $219,000 were recorded as a loss on redemption. We intend to repay the $7.0 million note with proceeds from this offering.

Investors' Rights Agreement

        Certain holders of our stock are entitled to certain registration rights with respect to common stock. See "Description of Capital Stock—Registration Rights." Of our directors and officers, Messrs. Strid and Gleason, as individual shareholders, have registration rights.

Stock Put Agreement with Dale E. Carlton and Cynthia A. Crow-Carlton

        We are party to a Stock Put Agreement dated October 2, 1992, with Dale E. Carlton, one of our co-founders, and his wife Cynthia A. Crow-Carlton who together own approximately 5.9% of our common stock, assuming the conversion of all preferred stock to common stock. The Stock Put Agreement gives the Carltons an annual right to require us to purchase up to $150,000 of our common stock from them based on the value established by our board of directors in good faith. Pursuant to the exercise of their put right under the agreement, on July 1, 2001, we purchased 21,428 shares at a price of $7.00 per share, or an aggregate of $149,996. On July 1, 2002, we purchased 21,428 shares at a price of $7.00 per share, or an aggregate of $149,996. On July 1, 2003, we purchased 30,000 shares at a price of $5.00 per share, or an aggregate of $150,000. The Stock Put Agreement will terminate by its terms upon consummation of this offering.

Purchase of Stock from Craig M. Swanson

        On June 17, 2003, we purchased 22,000 shares of our common stock at $5.00 per share aggregating $110,000 from Craig M. Swanson, our former Vice President and Chief Financial Officer.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth, as of March 1, 2004, certain information with respect to ownership of our common stock of (i) each of our directors, (ii) each of our named executive officers, (iii) each person known by us to be the beneficial owner of more than 5 percent of our common stock, and (iv) all of our current executive officers and directors as a group, and (v) each selling shareholder. The selling shareholders acquired shares of our common stock upon the exercise of stock options, upon the purchase of common stock or upon conversion of Series A or Series B convertible preferred stock they purchased in a private offering.

        The ownership percentages are based on 7,537,163 shares of common stock outstanding at March 1, 2004, giving effect to the conversion of our preferred stock into common stock immediately upon the completion of this offering, and    •    shares outstanding after this offering, assuming no exercise of the underwriters' over-allotment options.

        We have calculated beneficial ownership based on requirements of the Securities and Exchange Commission. All shares of our common stock subject to options currently exercisable or exercisable within 60 days after March 1, 2004 are deemed to be shares beneficially owned by the person holding such options, but are not deemed to be outstanding for computing the percentage ownership of any other person. The table below assumes the conversion of all of our preferred stock into common stock, which will occur immediately upon the completion of this offering.

        Except as otherwise indicated by footnote and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares and, unless otherwise noted, the address of each beneficial owner listed in the table is c/o Cascade Microtech, Inc., 2430 N.W. 206th Avenue, Beaverton, Oregon 97006.

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Beneficially Owned After the Offering
	Number of Shares(1)	Percent of Shares Outstanding	Shares Being Offered	Number of Shares(1)	Percent of Shares Outstanding
Agilent Technologies, Inc. 395 Page Mill Road Palo Alto, California 94306	1,424,819	18.9%	•	•	•
Electroglas, Inc. 6024 Silver Creek Valley Road San Jose, California 95138	505,000	6.7%	•	•	•
Maristeth Fund III, LLC P.O. Box 88907 Steilacoom, Washington 98388	416,667	5.5%	•	•	•
Dale E. Carlton 13455 East Sorrel Lane Scottsdale, Arizona 85259	441,945	5.9%	•	•	•
Eric W. Strid	1,810,852	24.0%	•	•	•
K. Reed Gleason	1,673,772	22.2%	•	•	•
Keith L. Barnes(2)	505,000	6.7%	•	•	•
F. Paul Carlson(3)	572,918	7.6%	•	•	•
Bruce A. McFadden	211,732	2.8%	•	•	•
John Pence	112,254	1.5%	•	•	•

George P. O'Leary	104,263	1.4%	•	•	•
William R. Spivey	77,798	1.0%	•	•	•
Eric I. Blachno	—	—	—	—	•
All current executive officers and directors as a group (9 persons)	5,071,219	65.0%	•	•	•

*
Less than one percent (1%).

(1)
Includes options exercisable within 60 days of March 1, 2004 as follows:

Name	Number of Options
Bruce A. McFadden	156,732
F. Paul Carlson	1,315
John Pence	92,600
George P. O'Leary	2,630
William R. Spivey	14,648
All current executive officers and directors as a group	267,925
(2)
Mr. Barnes is the Chairman and Chief Executive Officer of Electroglas, Inc. Accordingly, Mr. Barnes may be deemed to be the beneficial owner of the 505,000 shares of common stock held by Electroglas, Inc.

(3)
Mr. Carlson is the sole manager of Maristeth Ventures, LLC, the managing member of the Maristeth Fund III, LLC. Accordingly, Mr. Carlson may be deemed to be the beneficial owner of the 416,667 shares of common stock held by the Maristeth Fund III, LLC.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, we will be authorized to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value, $0.01 per share. Immediately after this offering, based on 7,537,163 shares outstanding at March 1, 2004, assuming the conversion of all outstanding shares of preferred stock into common stock, we estimate there will be approximately    •    shares of common stock outstanding held by     •    shareholders of record, 1,609,443 shares of common stock issuable on exercise of outstanding options under our stock incentive plans, and no shares of preferred stock outstanding. The weighted average exercise price of options outstanding at March 1, 2004 was $4.85.

        The following summary is qualified by reference to our articles of incorporation and amended and restated bylaws, which will be effective prior to the completion of this offering. You should carefully read these documents which have been filed as exhibits to the registration statement, of which this prospectus is a part. Additionally, certain provisions of Oregon law, which are described under the heading "Anti-takeover Effects of Certain Provisions of Oregon Law and the Restated Articles" below, may impact our capital stock.

Common Stock

        Dividends.    Each holder of our common stock is entitled to receive dividends if declared by our board of directors. See "Dividend Policy."

        Voting Rights.    Each holder of common stock is entitled to one vote per share on all matters on which common shareholders are entitled to vote. We have not provided for cumulative voting for the election of directors in our restated articles of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

        No Preemptive, Conversion or Redemption Rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

        Right to Receive Liquidation Distributions.    In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering, when the shares offered by this prospectus have been paid for will be, paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which our board of directors may designate in the future.

Preferred Stock

        Upon the completion of this offering, all outstanding shares of our preferred stock will automatically convert on a one-for-one basis into shares of our common stock. Following the completion of this offering, our board of directors will have the authority, subject to any limitations prescribed by law, without shareholder approval, to designate and issue shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue and shares of preferred stock.

Registration Rights

        The holders of 2,346,486 shares of our common stock issuable upon conversion of our Series A and Series B convertible preferred stock, and Mr. and Mrs. Strid, Mr. Gleason and Mr. Carlton, who collectively hold 3,926,569 shares of our common stock, have the right to require us to register these shares with the SEC pursuant to the terms of an Investors' Rights Agreement dated December 16, 1999 between us and those shareholders, assuming conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering. Under the Investors' Rights Agreement, holders of shares having registration rights can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

        Demand Registration Rights.    Beginning 180 days following the completion of this offering, certain holders of the shares having registration rights under the Investors' Rights Agreement have the right to demand that we file a registration statement covering the offer and sale of their securities so long as such securities have an anticipated public offering price of at least    •    and aggregate proceeds of which (after deduction of underwriter's discounts and expenses related to the issuance) exceed $10 million. If we are eligible to file a registration statement on Form S-3, any holder of shares having registration rights under the Investors' Rights Agreement has the right to demand that we file a registration statement on From S-3 or similar short form registration statement, once in any 12 month period, so long as the value of the securities to be registered is at least $1.0 million. We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or during the period in which such disclosure would be seriously detrimental to us.

        Piggyback Registration Rights.    If we register any of our securities under the Securities Act for public sale, either for our own account or for the account of other security holders exercising their registration rights, shareholders with registration rights under the Investors' Rights Agreement will have the right to include their shares of common stock in the registration statement. These "piggyback" registration rights apply to this offering; however, the holders of these rights have waived their rights with respect to this offering. The underwriters of any underwritten offering will have the right to limit the number of shares of common stock having registration rights to be included in the registration statement.

        Expenses of Registration.    We are required to pay all expenses in connection with any registration, other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the requesting shareholders, subject to limited exceptions.

        Indemnification.    The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling shareholders in the event of material misstatements or omissions in a registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

        Expiration of Registration Rights.    The registration rights described above will terminate with respect to a particular shareholder's securities on, or on such date after, the closing of the first Company-initiated registered public offering of common stock if all shares held or entitled to be held upon conversion by such shareholders can be sold in any three month period without registration in compliance with Rule 144.

Anti-takeover Effects of Certain Provisions of Oregon Law and the Restated Articles

        Upon completion of the offering, we will become subject to the Oregon Control Share Act. The Oregon Control Share Act generally provides that a person who acquires voting stock of an Oregon corporation, in a transaction that results in the acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation, cannot vote the shares acquired in the acquisition. An acquiror is broadly defined to include companies or persons acting as a group to acquire the shares of an Oregon corporation. This restriction does not apply if voting rights are given to the control shares by:

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  a majority of each voting group entitled to vote; and

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  the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the target company's officers and employee directors.

        The acquiror may, but is not required to, submit to the target company a statement including specific information about the acquiror and its plans for the target company. The statement may also request that the target company call a special meeting of shareholders to determine whether the control shares will be allowed to have voting rights. If the acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the acquiror's control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value for their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

        We are also subject to the Oregon Business Combination Act. The Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation, thereby becoming an "interested shareholder," the corporation and the interested shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an interested shareholder. Business combination transactions for this purpose include:

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  a merger or plan of share exchange;

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  any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock; or

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  certain transactions that result in the issuance of capital stock of the corporation to the interested shareholder.

        These restrictions are not applicable if:

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  as a result of the transaction in which a person became an interested shareholder, they will own at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers, and certain employee benefit plans);

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  the board of directors approves the share acquisition or business combination before the interested shareholder acquires 15% or more of the corporation's voting stock; or

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  the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares owned by the interested shareholder) approve the transaction after the interested shareholder has acquired 15% or more of the corporation's voting stock.

        Our second amended and restated articles of incorporation contain provisions that

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  divide our board of directors into three classes, each of which serves for a three-year term with one class elected each year;

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  provide that directors may be removed by our shareholders only for cause and only upon the vote of 75% of the outstanding shares of common stock; and

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  permit the board of directors to issue preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers and all other rights and preferences of any such series, without any further vote or action by our shareholders.

        The staggered terms for directors, the provisions allowing the removal of directors only for cause and the availability of preferred stock for issuance without shareholder approval may have the effect of lengthening the time required for a person to acquire control of our company through a proxy contest or the election of a majority of the board of directors and may deter any potential unfriendly offers or other efforts to obtain control. This could deprive our shareholders of opportunities to realize a premium for their common stock and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking control of our company to negotiate terms acceptable to the board of directors.

Transfer Agent

        The transfer agent and registrar for the shares of common stock is Mellon Investor Services LLC. Mellon's address is 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.

Nasdaq National Market Listing

        We plan to apply to list our common stock for trading and quotation on the Nasdaq National Market under the symbol "CSCD."

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. We cannot provide any assurance that a significant public market for our common stock will develop or be sustained after we complete this offering. The sale of substantial numbers of our shares of common stock in the public market, or the expectation of a sale of a significant number of our shares, could adversely affect prevailing market prices for our common stock. Furthermore, only a limited number of our shares of common stock currently held by our shareholders will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below. Future sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the market price and our ability to raise equity capital in the future.

        Upon completion of this offering, and assuming no exercise after that date of the underwriters' over-allotment option or any outstanding options, we expect to have     •    shares of common stock outstanding based on shares outstanding as of    •    , 2004.

        Of these shares, the    •    shares that we expect to sell in this offering, and any shares of common stock sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act. However, there will be trading restrictions imposed on "affiliates" and "control persons" as defined under Rule 144. The remaining shares of common stock held by existing shareholders are restricted securities as that term is defined in Rule 144 of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which is summarized below. As a result of the contractual restrictions described below and the provisions of Rule 144, the restricted securities will be eligible for sale in the public market immediately following the offering subject to the expiration of 180-day lock-up agreements with representatives of the underwriters and to volume limitations and other conditions under Rule 144. Following this offering, the holders of an aggregate of    •    of the outstanding shares of common stock have the right to require us to register their shares for sale upon meeting requirements to which the parties have previously agreed. See "Description of Capital Stock—Registration Rights" for additional information regarding registration rights.

        The following table indicates approximately when the    •    shares of our common stock, held by existing shareholders, that are not being sold in the offering but which will be outstanding at the time the offering is complete, will be eligible for sale into the public market:

  Eligibility of Restricted Shares for Sale in Public Market

At effective date	• shares
90 days after effective date	• shares
180 days after effective date	• shares
After 180 days post effective date	• shares

        The shares eligible for sale include shares outstanding as of    •    , 2004 and assumes the automatic conversion of all outstanding convertible preferred stock into shares of common stock upon completion of the offering.

Lock-up Agreements

        Holders of    •    % of our outstanding capital stock, including, all of our officers and directors, have signed lock-up agreements with the underwriters under which they have agreed not to dispose of any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days from the date of this prospectus. Dispositions can be made sooner with the prior written consent of Lehman Brothers Inc.

Options

        As of March 1, 2004, we had 2,604,023 shares and 400,000 shares of common stock reserved for future issuance pursuant to our stock incentive plans and our 2004 Employee Stock Purchase Plan, respectively. An aggregate of    •    shares of common stock issuable upon the exercise of our outstanding options will be vested 180 days following the date of this prospectus. We intend to file, shortly after effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our share plans. Holders of outstanding options exercisable for    •    % of the shares underlying the options are subject to 180-day lock-up agreements with the underwriters.

Rule 144

        In general, under Rule 144, as in effect on the date of this prospectus, any person who owns shares that were acquired from us or an affiliate of ours for at least one year prior to the proposed sale will be entitled to sell, upon the expiration of the lock-up described above, within any three month period a number of shares that does not exceed the greater of:

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  1% of the then outstanding shares of common stock, which is equal to approximately    •    shares immediately after the offering; or

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  the average weekly trading volume of our shares of common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales of restricted securities pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Rule 144 also provides that our affiliates must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including, in some circumstances, the holding period of any prior owner other than an "affiliate," is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144(k). Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

        Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by employees, directors, officers, consultants or advisers prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer in accordance with Rule 701 before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, such securities may be sold:

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  by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

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  by our affiliates under Rule 144 without compliance with the one-year minimum holding period requirements.

UNDERWRITING

        Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., J.P. Morgan Securities Inc., UBS Securities LLC and Adams, Harkness & Hill, Inc. are acting as representatives, has severally agreed to purchase from us and the selling shareholders the respective number of shares of common stock opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	•
J.P. Morgan Securities Inc.	•
UBS Securities LLC	•
Adams, Harkness & Hill, Inc.	•

Total	•

        The underwriting agreement provides that the underwriters' obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which include:

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  if any shares of our common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

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  the representations and warranties made by us and the selling shareholders to the underwriters, which include representations regarding our corporate formation and organization, financial statements, internal controls, liabilities, properties, insurance coverage, products, intellectual property, absence of litigation, material agreements and charter and bylaws, are true; and

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  trading in securities generally on the New York Stock Exchange or the American Stock Exchange or in the over-the-counter market, or trading in our securities on any exchange or in the over-the-counter market, will not have been suspended or materially limited or the settlement of such trading generally shall not have been materially disrupted, or minimum prices will not have been established on any such exchange or market by the SEC, such exchange or market, or any other regulatory body or governmental authority.

Over-Allotment Option

        We have granted the underwriters an option to purchase up to an aggregate of    •    additional shares of common stock, and the selling shareholders have granted to the underwriters an option to purchase up to an aggregate of    •    additional shares of common stock, exercisable to cover over-allotments, at the public offering price less the underwriting discount and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriters' initial commitment as indicated in the table above, the selling shareholders will be obligated to sell on a pro rata basis,    •    additional shares of common stock to the underwriters, and we will be obligated to sell    •     additional shares of common stock to the underwriters.

Commission and Expenses

        The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $    •    per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $    •    per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to    •    additional shares from us and the selling shareholders. The underwriting fee is the difference between the public offering price per share, and the amount the underwriters pay to purchase the shares from us and the selling shareholders.

Total
	Per Share		Without Over-Allotment		With Over-Allotment
Paid by us	$	•	$	•	$	•
Paid by selling shareholders	$	•	$	•	$	•

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount and commissions, will be approximately $    •     million. We have agreed to pay for such expenses incurred in connection with this offering.

Lock-Up Agreements

        We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose, or file with the SEC a registration statement under the Securities Act relating to, any common stock or any securities which may be converted into or exchanged for any common stock (other than shares of our common stock offered in this offering), for a period of 180 days from the date of this prospectus, except for issuances pursuant to the exercise of options outstanding on the date hereof, any employee benefit plan, qualified stock option plans, or other employee compensation plan in effect on the date hereof.

        All of our officers, directors and employees, as well as our shareholders who collectively hold    •    % of our fully-diluted common stock, have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not directly or indirectly offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged for any shares of our common stock for a period ending 180 days after the date of this prospectus, other than the common stock sold under this prospectus.

Offering Price Determination

        Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives will consider:

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  prevailing market conditions;

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  our historical performance and capital structure;

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  estimates of our business potential and earnings prospects;

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  an overall assessment of our management; and

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  the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

        We and the selling shareholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Position and Penalty Bids

        The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

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  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

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  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

        Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to    •    shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

        This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

        This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of our shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

        Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling shareholders in connection with the offering of the shares in Canada.

Resale Restrictions

        The distribution of our common stock, also referred to in this section as the securities, in Canada is being made only on a private placement basis and is exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the securities are made. Accordingly, any resale of the securities in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

        Each Canadian investor who purchases shares will be deemed to have represented to us, or the selling shareholders and the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of our shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to under "Resale Restrictions" above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor", other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of our shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in our shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

        Securities legislation in Ontario provides that every purchaser of our shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling shareholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling shareholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling shareholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

        The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we and the selling shareholders may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights."

        The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

        We are organized under the laws of the State of Oregon in the United States of America. All of our directors and officers, as well as the selling shareholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Language of Documents

        Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

        Ater Wynne LLP, Portland, Oregon, will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters relating to the offering on our behalf. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon legal matters for the underwriters.

EXPERTS

        The consolidated financial statements and schedule of Cascade Microtech, Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 have been included in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere in this prospectus and registration statement and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

        In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth St., N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330.

        The SEC also maintains an Internet website that contains reports, proxy and information statements and other information about issuers like us who file electronically with the SEC. The address of that website is http://www.sec.gov.

        We intend to furnish our shareholders with annual reports containing audited financial statements and to make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

CASCADE MICROTECH, INC.

Independent Auditors' Report

The Board of Directors
Cascade Microtech, Inc.

        We have audited the accompanying consolidated balance sheets of Cascade Microtech, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, redeemable stock and shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Microtech, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Portland, Oregon
February 20, 2004

Cascade Microtech, Inc.

Consolidated Balance Sheets

(In thousands)

	December 31,
	2003	2002	2003
			(Pro forma, unaudited)(1)
Assets
Current Assets:
Cash and cash equivalents	$4,461	$5,138	$4,461
Marketable securities	6,256	3,494	6,256
Accounts receivable, net of allowances of $101 and $99	10,603	9,319	10,603
Inventories	8,065	9,408	8,065
Prepaid expenses and other	765	2,160	765
Deferred income taxes	1,453	1,181	1,453

Total Current Assets	31,603	30,700	31,603
Long-term marketable securities	—	2,865	—
Fixed assets, net	4,866	5,930	4,866
Deferred income taxes	4	—	4
Other assets, net	1,293	1,320	1,293

Total Assets	$37,766	$40,815	$37,766

Liabilities, Redeemable Stock and Shareholders' Equity
Current Liabilities:
Current portion of long-term debt and capital leases	$2,043	$21	$2,043
Accounts payable	2,822	2,910	2,822
Deferred revenue	276	378	276
Accrued liabilities	2,047	1,746	2,047

Total Current Liabilities	7,188	5,055	7,188
Long-term debt and capital leases	5,038	25	5,038
Deferred revenue	411	22	411
Deferred income taxes	—	19	—
Other long-term liabilities	1,585	1,694	1,585

Total Liabilities	14,222	6,815	14,222
Commitments and contingencies (Note 16)
Redeemable Stock:
Series C Convertible preferred stock and warrant, $0.01 par value. Authorized 1,500 shares; issued and outstanding 0 and 1,250 shares at December 31, 2003 and 2002, respectively	—	9,568	—
Common stock, $0.01 par value. 12,000 shares authorized, no shares, pro forma, 442 shares and 472 shares, actual issued and outstanding at December 31, 2003 and 2002	584	584	—
Shareholders' Equity:
Convertible preferred stock:
Series A, $0.01 par value. Authorized, issued and outstanding no shares, pro forma, 1,337 shares, actual at December 31, 2003 and 2002; liquidiation preference of $3,356, actual	13	13	—
Series B, $0.01 par value. Authorized, issued and outstanding no shares, pro forma, 1,009 shares, actual at December 31, 2003 and 2002; liquidiation preference of $6,054, actual	10	10	—
Common stock, $0.01 par value. Authorized 12,000 shares; issued and outstanding: 7,441, pro forma, 4,653 and 4,537, actual at December 31, 2003 and 2002	47	45	76
Additional paid-in capital	13,335	12,246	13,913
Deferred stock-based compensation	(902)	(59)	(902)
Accumulated other comprehensive income—unrealized holding gains on investments	6	43	6
Retained earnings	10,451	11,550	10,451

Total Shareholders' Equity	22,960	23,848	23,544

Total Liabilities, Redeemable Stock and Shareholders' Equity	$37,766	$40,815	$37,766

(1)
The December 31, 2003 pro forma balance sheet information reflects the reclassification of our redeemable common stock and convertible preferred stock to common stock upon the closing of an anticipated initial public offering.

See accompanying Notes to Consolidated Financial Statements.

Cascade Microtech, Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	For the Year Ended December 31,
	2003	2002	2001
Revenue	$50,556	$51,107	$72,296
Cost of sales (excludes $19, $6 and $19, respectively, of amortization of stock-based compensation)	30,433	33,357	42,055

Gross profit	20,123	17,750	30,241
Operating expenses:
Research and development (excludes $15, $9 and $18, respectively, of amortization of deferred stock-based compensation)	5,411	6,265	7,801
Selling, general and administrative (excludes $143, $(23) and $97, respectively, of amortization of stock-based compensation)	15,289	16,180	17,894
Deferred stock compensation	177	(8)	134

	20,877	22,437	25,829

Income (loss) from operations	(754)	(4,687)	4,412
Other income (expense):
Interest income	164	350	391
Interest expense	(1)	(3)	(80)
Other, net	390	38	118

	553	385	429

Income (loss) before income taxes	(201)	(4,302)	4,841
Provision (benefit) for income taxes	248	(2,244)	950

Net income (loss)	(449)	(2,058)	3,891
Accretion of redeemable stock and loss on redemption	583	362	358

Net income (loss) attributed to common shareholders	$(1,032)	$(2,420)	$3,533

Basic net income (loss) per share attributed to common shareholders	$(0.20)	$(0.48)	$0.70

Diluted net income (loss) per share attributed to common shareholders	$(0.20)	$(0.48)	$0.41

Shares used in per share calculations:
Basic	5,089	5,015	5,015

Diluted	5,089	5,015	9,482

See accompanying Notes to Consolidated Financial Statements.

Cascade Microtech, Inc.
Consolidated Statements of Redeemable Stock and Shareholders' Equity
For The Years Ended December 31, 2003, 2002 and 2001
(In thousands)

	Convertible Preferred Stock and Warrant
			Common Stock
					Convertible Preferred Stock						Notes Receivable for Common Stock
	Redeemable Stock						Common Stock			Deferred Stock- Based Comp.		Accumulated Other Comprehensive Income
									Additional Paid-In Capital				Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2000	1,250	$10,072	515	$584	2,346	$23	4,506	$45	$11,416	$(298)	$(264)	$27	$10,740	$21,689
Common stock issued	—	—	—	—	—	—	50	—	46	—	—	—	—	46
Common stock repurchased	—	—	(21)	(150)	—	—	(17)	—	(28)	—	—	—	(94)	(122)
Accretion of common stock redemption	—	—	—	150	—	—	—	—	—	—	—	—	(150)	(150)
Accretion of preferred stock redemption	—	208	—	—	—	—	—	—	—	—	—	—	(208)	(208)
Notes receivable payment	—	—	—	—	—	—	—	—	—	—	111	—	—	111
Deferred stock-based compensation	—	—	—	—	—	—	—	—	(6)	6	—	—	—	—
Amortization of deferred stock-based compensation, net	—	—	—	—	—	—	—	—	—	134	—	—	—	134
Unrealized holding gain on investments	—	—	—	—	—	—	—	—	—	—	—	41	—	41
Net income	—	—	—	—	—	—	—	—	—	—	—	—	3,891	3,891

Balance at December 31, 2001	1,250	10,280	494	584	2,346	23	4,539	45	11,428	(158)	(153)	68	14,179	25,432
Common stock issued	—	—	—	—	—	—	33	—	31	—	—	—	—	31
Common stock repurchased	—	—	(22)	(150)	—	—	(35)	—	(30)	—	—	—	(209)	(239)
Accretion of common stock redemption	—	—	—	150	—	—	—	—	—	—	—	—	(150)	(150)
Accretion of preferred stock redemption	—	212	—	—	—	—	—	—	—	—	—	—	(212)	(212)
Expiration of stock warrant unexercised	—	(924)	—	—	—	—	—	—	924	—	—	—	—	924
Notes receivable payment	—	—	—	—	—	—	—	—	—	—	153	—	—	153
Deferred stock-based compensation	—	—	—	—	—	—	—	—	(107)	107	—	—	—	—
Amortization of deferred stock-based compensation, net	—	—	—	—	—	—	—	—	—	(8)	—	—	—	(8)
Unrealized holding (loss) on investments	—	—	—	—	—	—	—	—	—	—	—	(25)	—	(25)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(2,058)	(2,058)

Balance at December 31, 2002	1,250	9,568	472	584	2,346	23	4,537	45	12,246	(59)	—	43	11,550	23,848
Common stock issued	—	—	—	—	—	—	148	2	161	—	—	—	—	163
Common stock repurchased	—	—	(30)	(150)	—	—	(32)	—	(92)	—	—	—	(67)	(159)
Accretion of common stock redemption	—	—	—	150	—	—	—	—	—	—	—	—	(150)	(150)
Accretion of preferred stock redemption	—	214	—	—	—	—	—	—	—	—	—	—	(214)	(214)
Conversion of preferred stock to debt and loss on redemption	(1,250)	(9,782)	—	—	—	—	—	—	—	—	—	—	(219)	(219)
Deferred stock-based compensation	—	—	—	—	—	—	—	—	1,020	(1,020)	—	—	—	—
Amortization of deferred stock-based compensation, net	—	—	—	—	—	—	—	—	—	177	—	—	—	177
Unrealized holding (loss) on investments	—	—	—	—	—	—	—	—	—	—	—	(37)	—	(37)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(449)	(449)

Balance at December 31, 2003	—	$—	442	$584	2,346	$23	4,653	$47	$13,335	$(902)	$—	$6	$10,451	$22,960

See accompanying Notes to Consolidated Financial Statements.

Cascade Microtech, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	For the Year Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$(449)	$(2,058)	$3,891
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation and amortization	2,230	2,218	2,054
Amortization of deferred stock-based compensation	177	(8)	134
Loss on disposal of fixed assets	11	17	8
Gain on marketable securities	(3)	(29)	(45)
Deferred income taxes	(295)	(205)	148
(Increase) decrease in:
Accounts receivable, net	(1,284)	755	6,501
Inventories	1,343	(343)	1,888
Prepaid expenses and other	1,464	(232)	(497)
Increase (decrease) in:
Accounts payable	(88)	577	(3,453)
Deferred revenue	287	120	128
Accrued and other long-term liabilities	192	(1,103)	(1,566)

Net cash provided by (used in) operating activities	3,585	(291)	9,191
Cash flows from investing activities:
Purchase of investments	(6,911)	(9,781)	(7,067)
Proceeds from sale of investments	6,913	10,170	7,420
Purchase of fixed assets	(759)	(1,765)	(2,194)
Proceeds from disposal of fixed assets	7	14	68
Investment in patents	(342)	(303)	(514)

Net cash used in investing activities	(1,092)	(1,665)	(2,287)
Cash flows from financing activities:
Repayment of lines of credit, net	—	—	(47)
Principal payments on capital lease obligations	(24)	(15)	(54)
Principal payments on long-term debt	—	(104)	(642)
Cash paid upon redemption of Series C preferred stock	(3,000)	—	—
Proceeds from issuance of common stock	163	31	46
Payments to repurchase common stock	(309)	(389)	(272)
Payment of notes recivable for common stock	—	153	111

Net cash used in financing activities	(3,170)	(324)	(858)

Increase (decrease) in cash and cash equivalents	(677)	(2,280)	6,046
Cash and cash equivalents:
Beginning of year	5,138	7,418	1,372

End of year	$4,461	$5,138	$7,418

Supplemental disclosure of cash flow information:
Cash paid for interest	$1	$3	$85
Cash paid for income taxes	99	857	1,858
Noncash investing and financing activities:
Equipment acquired under capital lease	$59	$—	$—
Note issued upon redemption of Series C preferred stock	7,000	—	—

See accompanying Notes to Consolidated Financial Statements.

Cascade Microtech, Inc.

Notes to Consolidated Financial Statements

NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

        Our products are involved in the development, manufacturing and selling of wafer probing solutions for the electrical measurement and test of integrated circuits, or ICs. We design, manufacture and assemble products in Beaverton, Oregon, with global sales, service and support centers in North America, Europe, Japan and Singapore.

Principles of Consolidation

        The consolidated financial statements include the accounts of Cascade Microtech, Inc. and its wholly owned subsidiaries, Cascade Microtech Foreign Sales Inc., Cascade Microtech Japan, K.K. and Cascade Microtech Europe, Ltd. All significant intercompany accounts and transactions have been eliminated.

        The functional currency of our foreign subsidiaries is the U.S. dollar. Nonmonetary balance sheet items are remeasured at historical rates and monetary balance sheet items are remeasured at current rates. Exchange gains and losses from remeasurement of monetary assets and liabilities are recognized currently in our consolidated statements of operations.

Use of Estimates in Financial Reporting

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses reported for the periods presented. Significant estimates include allowances for doubtful accounts, inventory valuation, the lives and recoverability of equipment and other long-lived assets, warranty reserves and deferred tax asset valuation allowances. We regularly assess these estimates and, while actual results may differ, management believes that the estimates are reasonable.

Pro Forma Balance Sheet Information (unaudited)

        The pro forma balance sheet information as of December 31, 2003 assumes the conversion of all outstanding redeemable common stock into common stock and the conversion of all outstanding Series A and Series B convertible preferred stock into common stock upon completion of our initial public offering.

Cash Equivalents

        Cash equivalents of $1.2 million and $3.5 million at December 31, 2003 and 2002, respectively, consist of money market funds and municipal obligations, which are stated at cost, which approximates market value. We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Letter of Credit

        At December 31, 2003, we had an unused $150,000 standby letter of credit to be utilized in the event a customer requires certain guarantees. This letter of credit is collateralized by $150,000 of our cash and cash equivalents and expires August 14, 2004, with an automatic renewal for an additional one-year term.

Marketable Securities

        We classify our marketable securities as available-for-sale and, accordingly, record them at current market value. Unrealized holding gains and losses are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Trade Accounts Receivable

        Trade accounts receivable are recorded at their invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine our allowance for doubtful accounts utilizing historical collection percentages considering the aging of the accounts and known trends with current customers, including recent significant changes in their financial position.

        The provision for doubtful accounts totaled $6,000, $152,000 and $5,000, respectively, in 2003, 2002 and 2001. The $152,000 provision in 2002 includes the write-off of one customer's account in the amount of $146,000, as a result of its filing for bankruptcy. Other than this one account, write-offs have historically been insignificant.

Inventories

        Inventories are stated at the lower of standard cost, which approximates cost computed on a first-in, first-out basis, or market, and include materials, labor and manufacturing overhead. We analyze the cost basis of our inventory on a quarterly basis considering a combination of factors including, but not limited to, the following: forecasted sales or usage, historical usage rates, estimated service period, product end-of-life dates, estimated current and future market values, service inventory requirements and new product introductions. We estimate market value based on factors including, but not limited to, replacement cost and estimated resale value.

Fair Value of Financial Instruments

        The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of our capital lease obligations approximate carrying value as such instruments' stated interest rates do not differ significantly from current market rates. There is no public trading market for our long-term, fixed rate debt, and we believe that the interest rate being paid on the debt approximates rates we would achieve in the market. Accordingly, we believe that the fair value of our long-term fixed rate debt approximates market.

Fixed Assets

        Equipment and leasehold improvements are stated at cost. Equipment under capital lease is recorded at the net present value of the future minimum lease payments at the inception of the lease.

Maintenance and repairs are expensed as incurred. Depreciation of owned equipment is primarily provided using the straight-line method over the estimated useful lives of the assets, ranging from two to seven years. Amortization of equipment under capital leases and leasehold improvements is provided using the straight-line method over the life of the lease or the useful life of the asset, whichever is shorter.

Other Assets

        Other assets, which consist primarily of patents and trademarks, are stated at historical cost less accumulated amortization. Capitalized patent costs relate to legal fees incurred to obtain the patents. Costs incurred for patent related litigation are expensed as incurred. The intangible assets are amortized using the straight-line method over estimated useful lives of five to seven years.

Accounting for the Impairment of Long-Lived Assets

        Long-lived assets held and used by us and intangible assets with determinable lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Such reviews assess the fair value of the assets based upon estimates of discounted future cash flows that the assets are expected to generate. We did not record any impairment charges against our long-lived assets during 2003, 2002 or 2001.

Revenue Recognition

        We sell our products through distributors, manufacturers' representatives and integrators:

  •
  distributors purchase our products directly from us and pay us directly according to our standard terms and conditions. They then resell the products to end users at prices and terms set by them;

  •
  manufacturers' representatives are independent companies that agree to sell our products at our prices and on our terms and they are paid a commission based on a percentage of their sales of our products; and

  •
  integrators design and assemble application specific measurement solutions consisting of products from two or more companies. They typically do not purchase our products directly from us. The end user is billed directly and is liable to us for the purchase of the products. The integrator is paid a fee by the end user.

        Revenue from product sales to customers that do not have acceptance criteria, including product sales to distributors, is recognized when a written purchase order has been obtained, the price is fixed and determinable, the product is shipped, title has transferred, no obligations remain and collectibility is reasonably assured. Generally, we ship our products FOB shipping point. For any shipments with FOB destination terms, we defer revenue until delivery to the customer. Revenue from customers who have acceptance criteria is not recognized until all acceptance criteria are satisfied. Revenue for installation services, consisting of assembly and testing, is recognized when the services are performed.

        Our transactions may involve the sale of systems and services under multiple element arrangements. A typical multiple element arrangement may include some or all of the following: product shipments, accessories, installation services or extended warranty contracts. For any arrangements with multiple elements, we recognize revenue only after we have determined that elements with stand alone value have been delivered to customers and any undelivered elements have objective and reliable evidence of fair value.

        We record deferred revenue for service contracts and for custom engineering probe stations and other systems requiring special acceptance criteria from the customer. Deferred revenue related to service contracts is recognized over the life of the contract, typically one to two years. For systems shipped to integrators, no revenue is recognized until shipment to the end user. Deferred revenue related to shipped systems requiring acceptance by the customer is recognized upon receipt of such acceptance.

Significant Customers

        In 2003, one customer accounted for approximately 11.0% of our total sales and, at December 31, 2003, they represented approximately 2.6% of our accounts receivable balance. In addition, three other customers each accounted for between 6.0% and 8.5% of our accounts receivable balance, for a total of 20.8% of our accounts receivable balance, at December 31, 2003.

        No customers in 2002 or 2001 accounted for 10% or more of our total sales. One customer accounted for approximately 5.6% of our total accounts receivable balance at December 31, 2002.

Product Warranty

        We estimate a liability for costs to repair or replace products under warranties ranging from 90 days to one-year and technical support costs when the related product revenue is recognized. The products are sold without a right of return or price protection rights. The liability for product warranties is calculated as a percentage of sales. The percentage is based on historical actual product repair costs.

        Product warranty activity was as follows (in thousands):

Warranty accrual, December 31, 2000	$432
Reductions for warranty charges	(386)
Additions to warranty reserve	194

Warranty accrual, December 31, 2001	240
Reductions for warranty charges	(460)
Additions to warranty reserve	409

Warranty accrual, December 31, 2002	189
Reductions for warranty charges	(690)
Additions to warranty reserve	679

Warranty accrual, December 31, 2003	$178

Advertising

        Advertising costs are expensed as incurred and amounted to $32,000, $54,000, and $101,000 in 2003, 2002, and 2001, respectively.

Research and Development

        Research and development costs are expensed as incurred. See Note 10.

Forward Exchange Contracts

        We account for forward exchange contracts in accordance with SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133" and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 137 is an amendment to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS Nos. 133, 137 and 138 establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS Nos. 137 and 138 require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

        In the past, we have entered into, and we may enter into in the future, forward foreign currency exchange contracts, which typically expire within six months, to manage our exposure against foreign currency fluctuations on sales denominated in Japanese yen. These foreign exchange contracts are not considered hedges under SFAS No. 138, and as such are recorded at fair value on the balance sheet with any changes in fair value included as other income (expense), net on our statements of operations. At December 31, 2003 and 2002, we had $0 and $3.0 million, respectively, of forward exchange contracts outstanding. The estimated fair value of the contracts outstanding at December 31, 2002 was $3.2 million.

Income Taxes

        We account for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." Accordingly, deferred income taxes are established for the difference between the financial reporting and income tax basis of assets and liabilities as well as operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income (Loss) Per Share

        We compute net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share." Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) attributed to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share incorporates the incremental shares issuable upon the assumed exercise of stock options and warrants using the treasury stock method and assumed conversions of preferred stock, if dilutive. In addition, upon assumed conversion of the preferred stock, the accretion of redeemable stock is added back to net income. Accordingly, the net income used for calculating net income per share in 2001 is $3.9 million.

        The following table reconciles the shares used in calculating basic earnings per share to the shares used in calculating diluted earnings per share (in thousands):

Year Ended December 31,	2003	2002	2001
Shares used to calculate basic earnings per share	5,089	5,015	5,015
Dilutive effect of:
Outstanding stock options	—	—	860
Outstanding warrants	—	—	11
Redeemable and convertible preferred stock	—	—	3,596

Shares used to calculate diluted earnings per share	5,089	5,015	9,482

Dilutive securities not considered as they would have been antidilutive:
Outstanding stock options	1,773	1,826	—
Outstanding warrants	—	25	—
Redeemable and convertible preferred stock	2,346	3,596	—

	4,119	5,447	—

        Basic and diluted net loss per share and the weighted average common shares outstanding for the basic and diluted calculations would have been as follows for the year ended December 31, 2003, assuming conversion of all convertible preferred stock outstanding at December 31, 2003 as of the beginning of the period (shares in thousands):

Basic and diluted net loss per share	$(0.14)
Shares used in per share calculations	7,435

Stock-Based Compensation

        We account for stock options issued to employees using the intrinsic value method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Pursuant to Statement of Financial Accounting Standards (SFAS) No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure," we have computed, for pro forma disclosure purposes, the impact on net income (loss) and net income (loss) per share as if we had accounted for our stock-based compensation plans in accordance with the fair value method prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation" as follows (in thousands, except per share amounts):

Year Ended December 31,	2003	2002	2001
Net income (loss) attributed to common shareholders, as reported	$(1,032)	$(2,420)	$3,533
Add stock-based compensation included in reported net income (loss), net of tax	105	(4)	108
Fair value of stock-based employee compensation, net of tax	(657)	(504)	(972)

Net income (loss), pro forma	$(1,584)	$(2,928)	$2,669

Net income (loss) per share—basic, as reported	$(0.20)	$(0.48)	$0.70

Net income (loss) per share—basic, pro forma	$(0.31)	$(0.58)	$0.53

Net income (loss) per share—diluted, as reported	$(0.20)	$(0.48)	$0.41

Net income (loss) per share—diluted, pro forma	$(0.31)	$(0.58)	$0.32

        Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award, consistent with the method described in Financial Accounting Standards Board Intrepretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans, an Interpretation of APB Opinion No. 15 and 25" ("FIN 28").

        Using the Black-Scholes methodology, the total value of stock awards and options granted during 2003, 2002 and 2001 was $1.1 million, $0.8 million and $1.2 million, respectively, which would be amortized on a pro forma basis over the vesting period of the options, typically five years. The per share weighted average fair value of stock options granted during the years ended December 31, 2003, 2002, and 2001 was $3.40, $4.32 and $4.53, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended December 31,	2003	2002	2001
Expected life in years	6 years	6 years	6 years
Risk-free interest rate	3.27%	3.03%	4.39%
Expected volatility	70.0%	70.0%	68.0%
Expected dividend yield	0.0%	0.0%	0.0%

        We account for stock options issued to consultants and other service providers pursuant to SFAS No. 123. Accordingly, the value of the stock options is determined based on the fair value of the services or other consideration received or the fair value of the stock options issued, whichever is more reliably measurable. The value is recognized as expense over the period the service is provided or upon receipt of the other consideration. There were no stock options granted to consultants or other service providers during 2003, 2002 or 2001.

Comprehensive Income

        We have adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is defined as changes in shareholders' equity exclusive of transactions with owners, such as capital contributions and dividends. Unrealized holding gains and losses on our available-for-sale marketable securities are included as a separate component of shareholders' equity until realized. The differences between net income (loss) and comprehensive income (loss) for the periods presented are not material.

Reclassifications

        Certain reclassifications have been made in the 2002 and 2001 consolidated financial statements to conform to the 2003 presentation.

Segment Reporting

        We comply with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Based upon the requirements of SFAS No. 131, we have determined that we operate in one segment, the development, manufacture and sale of wafer probing solutions.

Certain Risks and Uncertainties

        Our future operating results and financial condition are subject to influences driven by rapid technological changes, a highly competitive industry, a lengthy sales cycle, and the cyclical nature of general economic conditions. Future operating results will depend on many factors, including demand for our products, the introduction and industry acceptance of new products and the level and timing of available shippable orders and backlog.

        In addition, we rely on several suppliers to provide certain key components used in our products. Some of these items are available from only one supplier or a limited group of suppliers. Any disruption in the availability and delivery of these items could materially adversely affect our revenues.

NOTE 2.    NEW ACCOUNTING PRONOUNCEMENTS

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long-lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management's intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The adoption of SFAS No. 146 will primarily impact the timing of expense recognition for any restructuring activities. The adoption of this statement did not have a material effect on our financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. We have reviewed the provisions of FIN 45 relating to initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 did not have an effect on our financial position, results of operations or cash flows.

        In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. We will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. We are not currently aware of any involvement in any VIEs and, therefore, the adoption of this statement did not have any effect on our financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 to clarify the definition of a derivative and incorporate many of the implementation issues cleared as a result of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material effect on our financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this provision did not have an effect on our financial position, results of operations or cash flows.

        In October 2002, the EITF issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This standard addresses revenue recognition accounting for multiple revenue-generating activities. This statement was effective for the quarter ended September 30, 2003. The adoption of the provisions of this statement did not have a material effect on our financial position, results of operations or cash flows.

        In December 2003, the SEC issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which updates the previously issued revenue recognition guidance in SAB 101, based on the Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables." If the deliverables in a sales arrangement constitute separate units of accounting according to the EITF's separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue-recognition policy must be determined for the entire arrangement. The application of SAB 104 has not had a material effect on our financial position, results of operations or cash flows.

NOTE 3.    MARKETABLE SECURITIES

        We account for our marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, we have classified our marketable securities as available for sale securities and have recorded them at fair value with unrealized gains and losses reported as a separate component of shareholders' equity. Certain information regarding our marketable securities is as follows (in thousands):

December 31,	2003	2002
Fair market value:
Municipal obligations	$3,765	$4,115
Money market securities	1,495	697
Corporate obligations	996	1,547

	$6,256	$6,359

Cost:
Municipal obligations	$3,761	$4,082
Money market securities	1,495	697
Corporate obligations	994	1,537

	$6,250	$6,316

Fair market value by maturity:
Within one year	$6,256	$3,494
One to two years	—	2,865

	$6,256	$6,359

Gross unrealized holding gains:
Municipal obligations	$4	$33
Corporate obligations	2	10

	$6	$43

        There were no unrealized holding losses at December 31, 2003 or 2002.

Year Ended December 31,	2003	2002	2001
Proceeds from sales	$6,913	$10,170	$7,420

Gross realized gains on sales	$3	$32	$45

Gross realized losses on sales	$—	$3	$—

NOTE 4.    INVENTORIES

        Inventories consist of the following (in thousands):

December 31,	2003	2002
Raw materials	$3,384	$4,505
Work-in-process	660	937
Finished goods	4,021	3,966

	$8,065	$9,408

NOTE 5.    FIXED ASSETS

        Fixed assets consist of the following (in thousands):

December 31,	2003	2002
Equipment	$12,118	$11,450
Leasehold improvements	2,622	2,656

	14,740	14,106
Less accumulated depreciation	(9,874)	(8,176)

	$4,866	$5,930

        Depreciation expense was $1.9 million, $1.9 million and $1.8 million, respectively, in 2003, 2002 and 2001.

NOTE 6.    OTHER ASSETS

        Included in other long-term assets on our balance sheet are patents. The gross amount of patents and the related accumulated amortization were as follows (in thousands):

	December 31,
	2003	2002
Patents	$3,033	$2,691
Accumulated amortization	(2,023)	(1,682)

	$1,010	$1,009

        Amortization expense totaled $341,000, $260,000 and $277,000, respectively, in 2003, 2002 and 2001.

        Amortization of the patents is as follows over the next five years (in thousands):

2004	$263
2005	263
2006	263
2007	221
2008	—

NOTE 7.    ACCRUED LIABILITIES

        Accrued liabilities consist of the following (in thousands):

	December 31,
	2003	2002
Accrued compensation and benefits	$1,068	$1,368
Income taxes payable	352	—
Accrued warranty	178	189
Other	449	189

	$2,047	$1,746

NOTE 8.    LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

        In December 2003, in conjunction with the redemption of our Series C convertible preferred stock ("Series C") (see Note 12), we issued a $7.0 million senior unsecured note payable to Teachers Insurance and Annuity Association—College Retirement Equity Fund (the "Note"). The Note accrues interest at 6.0% per annum through December 31, 2004, 8.0% per annum during 2005 and 10% per annum during 2006. Interest is payable quarterly. Principal payments are due quarterly, with $500,000 due each quarter of 2004 and $625,000 due each quarter thereafter through December 2006. We may prepay the Note at any time without penalty in amounts of not less than $1.0 million. The Note will be subject to mandatory prepayment upon i) a change in control; or ii) an event of default under any other indebtedness.

        We must maintain certain financial conditions and covenants as follows:

  •
  Debt at the end of any quarter cannot exceed 35% of total capitalization;

  •
  Total shareholders' equity at the end of any quarter cannot be less than $17.0 million;

  •
  We must maintain a fixed charges coverage ratio of not less than 1 to 1 at all times, calculated on a rolling four-quarter basis;

  •
  We may not pay dividends without the consent of the holder of the Note;

  •
  Aggregate purchases of our outstanding options and redemption of our outstanding stock may not exceed $0.9 million over the three-year term of the Note;

  •
  We may not incur new indebtedness except for indebtedness under a bank facility which has a maximum availability of $5.0 million or less; and

  •
  Certain limitations on the sale of assets and prohibitions against liens on our assets.

        Long-term debt and capital lease obligations consist of the following (dollars in thousands):

	December 31,
	2003	2002
Obligations under capital leases at interest rates ranging from 1.375% to 2.85%, due in monthly installments of $4 including interest through November 2006	$81	$46
Senior Unsecured Note	7,000	—

	7,081	46
Current portion of long-term debt and capital lease obligations	(2,043)	(21)

	$5,038	$25

        Future maturities of the Notes and capital leases are as follows (in thousands):

Year ending December 31,	Notes	Capital Leases
2004	$2,000	$43
2005	2,500	31
2006	2,500	12

	$7,000	86

Less amounts representing interest		(5)

		$81

NOTE 9.    INCOME TAXES

        Domestic and foreign pre-tax income (loss) is as follows (in thousands):

	Year ended December 31,
	2003	2002	2001
Domestic	$(1,126)	$(4,236)	$3,217
Foreign	925	(66)	1,624

	$(201)	$(4,302)	$4,841

        The provision (benefit) for income taxes consists of the following (in thousands):

Year ended December 31,	2003	2002	2001
Current:
Federal	$147	$(1,671)	$(276)
State	11	(406)	189
Foreign	385	38	889

Total current	543	(2,039)	802
Deferred:
Federal	(463)	150	188
State	291	(315)	41
Foreign	(123)	(40)	(81)

Total deferred	(295)	(205)	148

Provision (benefit) for income taxes	$248	$(2,244)	$950

        The provision (benefit) for income taxes varies from the amounts computed by applying the Federal statutory rate to income (loss) before income taxes as follows (in thousands):

Year ended December 31,	2003	2002	2001
Federal income tax (benefit) computed at statutory rates	$(68)	$(1,463)	$1,646
Foreign sales corporation tax benefit	(95)	(273)	(849)
Difference in foreign tax rate	(40)	48	91
State income taxes, net of federal benefit	(48)	(423)	147
Deferred stock-based compensation	46	(3)	46
Tax credits	(467)	(741)	(90)
Changes in valuation allowance	781	978	—
Other	139	(367)	(41)

Provision (benefit) for income taxes	$248	$(2,244)	$950

        Significant components of deferred income tax assets and liabilities are as follows (in thousands):

	December 31,
	2003	2002
Deferred tax assets:
Reserves and allowances	$871	$923
Accrued vacation	174	157
Retirement benefit	204	172
Deferred intercompany profit	221	217
Net operating loss carryforwards	255	244
Research and experimentation credits	1,501	854
Other deferred tax assets	433	158

Gross deferred tax assets	3,659	2,725
Valuation allowance	(1,759)	(978)

Net deferred tax assets	1,900	1,747
Deferred tax liabilities:
Amortization of patents	398	415
Depreciation of fixed assets	10	112
Other deferred tax liabilities	35	58

Total deferred tax liabilities	443	585

Net deferred tax assets	$1,457	$1,162

        In 2003, we increased our valuation allowance to $1.8 million for net operating loss carryforwards and research and experimentation credits. The net change in the total valuation allowance was $781,000, $978,000 and $0, respectively, in 2003, 2002 and 2001. We determined that the valuation allowance was necessary as estimated future taxable income to be generated for tax purposes may not be enough to realize the remaining net operating loss or credit carryforwards prior to their expiration date. Although realization of the remaining net deferred tax assets is not assured, management believes that it is more likely than not that net deferred tax assets, which do not have a valuation allowance, will be realized.

        We have state net operating loss carryforwards, and research and experimentation credit carryforwards of approximately $3.6 million and $942,000, respectively, at December 31, 2003 to offset against future taxable income. These carryforwards expire beginning in 2004 through 2023. We also have research and experimentation credits totaling $558,000 at December 31, 2003 that expire through 2023.

        We consider the earnings of our foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for United States federal and state income tax has been provided. In the event the subsidiaries were to remit these earnings to the U.S., we would be subject to U.S. federal and state income taxes. We have been unable to estimate the deferred income tax liability on these unremitted earnings at December 31, 2003 and 2002 because of the uncertainty surrounding utilization of the associated foreign tax credits that may be available to off-set some or all of the tax.

NOTE 10.    RESEARCH AND DEVELOPMENT AGREEMENT WITH KEY CUSTOMER

        In 2002, we entered into a cooperative research and development agreement with a key customer. Pursuant to the terms of the agreement, this customer was to reimburse us for certain research and development work performed in relation to the development of certain probes. Accordingly, in 2003 and 2002, we received $248,000 and $90,000, which is netted with research and development expense on our consolidated statements of operations.

NOTE 11.    OTHER INCOME (EXPENSE), NET

        Other income (expense), net consists of the following (in thousands):

Year ended December 31,	2003	2002	2001
Gain on investments, net	$3	$29	$45
Gains (losses) related to foreign currency hedges	49	(324)	(31)
Translation related foreign currency gains	318	304	65
Other	20	29	39

	$390	$38	$118

NOTE 12.    REDEMPTION OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

        In 1999, we designated 1.5 million shares of authorized preferred stock as Series C redeemable convertible preferred stock (Series C), of which zero and 1.25 million shares, respectively, were issued and outstanding at December 31, 2003 and 2002. In December 2003, all of the Series C was redeemed at a price of $8.00 per share in exchange for a $7.0 million note and $3.0 million of cash. Upon redemption of the Series C, the related unaccreted costs of $219,000 were recorded as a loss on redemption. See also Note 8.

NOTE 13.    SHAREHOLDERS' EQUITY

Convertible Preferred Stock

        We have designated 1,337,319 shares of preferred stock as Series A convertible preferred stock (Series A) and 1,009,167 shares of preferred stock as Series B convertible preferred stock (Series B). Significant terms of the Series A and Series B are summarized in the following table and discussed in more detail below.

	Series A	Series B
Shares outstanding at December 31, 2003	1,337,319	1,009,167
Annual dividends per share (if declared)	$0.251	$0.60
Liquidation preference per share	$2.51	$6.00
Number of votes entitled to at December 31, 2003	1,337,319	1,009,167
Conversion price per share	$2.51	$6.00
Number of shares of common stock convertible into at December 31, 2003	1,337,319	1,009,167
Shares of common stock reserved for future issuance at December 31, 2003	1,337,319	1,009,167

Dividends

        Series A and Series B shareholders are entitled to receive annual dividends at the rate of $0.251 and $0.60 per share, respectively. Such dividends are payable when and if declared by the board of directors and are noncumulative. No dividends have ever been declared or paid. As described in Note 8, we may not pay dividends without the consent of the holder of the Note.

Liquidation Preferences

        Upon liquidation, dissolution or winding up, Series A and Series B shareholders are entitled to receive, prior and in preference to any distribution to common shareholders, $2.51 and $6.00 per share, respectively, plus all accrued or declared but unpaid dividends. The common shareholders are entitled to receive, prior and in preference to any further distribution to Series A and Series B shareholders, $1.70 per share, plus all accrued or declared but unpaid dividends. After such payment, any remaining assets will be distributed among common shareholders and preferred shareholders in proportion to the common stock held and the shares of common stock into which the shares of Series A and Series B could be converted.

Voting

        Each Series A and Series B shareholder is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A and Series B could be converted.

Conversion

        At any time, Series A and Series B shareholders are entitled to convert their shares into common stock as is determined by dividing $2.51 and $6.00, respectively, by the conversion price applicable to each share in effect on the date the certificate is surrendered for conversion. Each share of Series A and Series B preferred stock will automatically be converted into shares of common stock at the then effective conversion price upon the earlier of:

  (i)
  the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A and Series B then outstanding of:

  (a)
  the sale of our common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (Securities Act);

  (b)
  the acquisition of us by means of merger or other form of corporate reorganization in which more than 50% of our outstanding shares are exchanged; or

  (c)
  the sale of all or substantially all of our assets; or

  (ii)
  the closing of an underwritten public offering of common stock resulting in an offering price per share equal to or exceeding $10.00 and the aggregate offering proceeds exceeds $20.0 million.

Investors' Rights Agreements

        We and our principal shareholders have entered into an Investors' Rights Agreement that provides a repurchase option, right of first refusal and other rights.

Repurchase Option

        We or our designee have the option to repurchase all shares held by any shareholder that such shareholder proposes to sell, assign, pledge, encumber, transfer, or otherwise dispose of for value to a competitor. Such repurchase will be at the same terms and conditions specified in a bona fide third party offer for any or all of such securities. The repurchase option lapses upon an initial public offering. We repurchased the following shares pursuant to this repurchase option during the periods indicated (including shares repurchased pursuant to the Stock Put Agreement described below):

Year Ended December 31,	2003	2002	2001
Number of shares repurchased	61,776	56,940	38,000
Weighted average per share purchase price	$5.00	$6.84	$7.00

Right of First Refusal

        Each significant common and preferred shareholder has the right of first refusal to purchase its pro rata share of any new issuance of equity securities. This right lapses upon an initial public offering.

Stock Put Agreement

        We have a common stock put agreement with one of our original founders. As part of the agreement, at the founder's annual option on or before July 1, we must purchase common shares valued at up to $150,000 based on our last annual valuation. Additional common shares may be purchased at our discretion if so agreed to by the founder. In 2003, we repurchased 30,000 shares at $5.00 per share and in each of 2002 and 2001, we purchased 21,428 shares at $7.00 per share. At December 31, 2003, 441,944 shares are subject to this put agreement. The common stock put agreement will terminate upon the earlier of:

  (i)
  the effectiveness of a registration statement relating to an offering of our common stock under the Securities Act of 1933, as amended, which results in aggregate proceeds of at least $7.5 million at a price per share of at least $6.00; or

  (ii)
  a merger or consolidation to which we are a party and pursuant to which (a) our shareholders exchange such shares for cash and/or tradable securities, (b) we are not the surviving corporation, and (c) the other party does not control or is not controlled by or under common control with us immediately prior to such merger or consolidation.

Common Stock Warrant

        In 1998, we issued a warrant for the purchase of 15,000 shares of our common stock at $3.80 per share. The warrant entitled the holder to additional shares upon the satisfaction of certain conditions, as defined in the agreement. During 1999, one such condition was satisfied, increasing the number of shares eligible for purchase under the warrant to 25,000. In December 2003, we issued 18,091 shares of our common stock upon the exercise of a portion of the warrants in exchange for $57,000 of cash and the surrender of the remaining warrants to purchase 6,909 shares of our common stock. The fair value of the initial 15,000 shares and the additional 10,000 shares under the warrant was determined using the Black-Scholes valuation model with the following assumptions: no dividend yield; risk-free interest rates of 4.45% and 6.19%, respectively; expected volatility of 81%; and contractual lives of 5.0 and 4.5 years, respectively. The fair value of these warrants is not material to the financial statements.

Preferred Stock Warrant

        In December 1999, in connection with the Series C financing, we issued a warrant for the purchase of an additional 250,000 shares of Series C at a price of $10 per share. The Series C warrant expired unexercised on December 31, 2002. The fair value of the warrant at issuance was calculated to be $924,000 utilizing the Black-Scholes valuation model with the following assumptions: zero dividend yield; risk free interest rate of 6.19%; expected volatility of 81%; and contractual life of three years.

Notes Receivable for Common Stock

        We have sold shares of common stock for notes receivable. The notes were due and payable at various dates and bore interest at various rates. The notes were full recourse notes and were partially secured by the shares of common stock issued thereunder. During 2002, the notes were paid in full.

Stock Options

        Our stock incentive plans include our 1993 Stock Incentive Plan (the "1993 Plan") and our 2000 Stock Incentive Plan (the "2000 Plan") (together, the "Plans") and provide for the granting to employees of either incentive stock options or nonqualified stock options. Incentive stock options must be granted at an exercise price not less than 100% of the fair market value per share at the grant date. Nonqualified stock options granted or shares sold under the Plans cannot be granted or sold at a price less than 85% of the fair market value per share at the date of grant or sale. The terms of options granted under the Plans is 10 years, and the right to exercise options granted generally vests 20% each year, with varying initial holding periods. The 1993 Plan expired during 2003 and any remaining unissued options were canceled. The 2000 Plan expires October 15, 2010. In addition, options currently outstanding under the 1993 Plan will not be available for reissuance upon cancellation. We have authorized a total of 1.2 million shares of common stock for issuance under the 2000 Plan. At December 31, 2003, 403,710 shares were available for future grants, and we had 2,177,205 shares of our common stock reserved for future issuance under the Plans. See Note 18. Stock option activity for each of the years in the three-year period ended December 31, 2003 is as follows:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2000	1,662,372	$3.27
Granted	308,750	7.00
Exercised	(49,891)	(0.92)
Forfeited	(64,134)	(3.69)

Outstanding at December 31, 2001	1,857,097	3.94
Granted	227,200	5.55
Exercised	(33,367)	(0.92)
Forfeited	(225,265)	(5.63)

Outstanding at December 31, 2002	1,825,665	3.98
Granted	380,450	5.26
Exercised	(130,397)	(0.81)
Forfeited	(302,223)	(3.82)

Outstanding at December 31, 2003	1,773,495	$4.52

        The following information relates to options outstanding and exercisable under the Plans at December 31, 2003:

Options Outstanding
		Weighted average remaining contractual life (years)		Options Exercisable
Range of exercise price	Number of options		Weighted average exercise price	Number of options	Weighted average exercise price
$ 1.00	157,000	0.47	$1.00	157,000	$1.00
1.80-2.50	126,100	1.57	2.16	126,100	2.16
3.10	332,480	3.33	3.10	332,480	3.10
3.80	176,243	5.29	3.80	158,423	3.80
5.00-7.00	981,672	8.49	5.99	254,822	6.64

$1.00-7.00	1,773,495	6.00	$4.52	1,028,825	$3.65

        At December 31, 2002 and 2001, 1,170,814 and 1,044,535 options, respectively, were exercisable at weighted average exercise prices of $2.87 per share and $2.43 per share, respectively.

Deferred Stock-Based Compensation

        During 2003, we issued 380,450 options to employees and non-employee directors. Due to the difference between the exercise price and the estimated fair value of common stock, approximately $1.0 million of compensation expense is to be amortized over the vesting period of five years. We recognized compensation expense of $139,000 in 2003 related to these options. Additionally, we recognized the remaining $38,000 in deferred stock-based compensation related to options issued to employees and non-employee directors prior to our attempted public offering in 2000.

        Options forfeited during 2003 had no effect on the deferred compensation calculated related to 2003 option grants since none of the options forfeited in 2003 were granted during 2003. Options forfeited during 2003 and 2002 did have an effect on the deferred compensation amortization related to options issued prior to our attempted public offering in 2000 since certain of the forfeited options were granted during that time.

NOTE 14.    RELATED PARTY TRANSACTIONS

Agilent Technologies

        Agilent Technologies holds all of the outstanding shares of Series A and 87,500 shares of the Series B (together constituting 18.9% of our outstanding equity securities) as of December 31, 2003. Sales to Agilent in 2003, 2002 and 2001 were $1.3 million, $1.5 million and $2.5 million, respectively. At December 31, 2003 and 2002, $154,000 and $196,000, respectively, was receivable from Agilent and $34,000 and $40,000, respectively, was payable to Agilent. Purchases from Agilent were $268,000, $576,000 and $601,000 in 2003, 2002, and 2001, respectively.

Electroglas, Inc.

        Pursuant to a July 1999 license agreement, in 2001, we received $400,000 from Electroglas, Inc., a holder of 505,000 shares of our Series B. The July 1999 agreement provided Electroglas an exclusive right to incorporate certain of our technologies into certain products they manufacture in exchange for a royalty. As a result of this license agreement no longer being exclusive, no future royalty payments are expected. In addition, we purchase certain probing equipment from Electroglas, which totaled $355,000, $731,000 and $312,000, respectively, in 2003, 2002, and 2001. Product sales to Electroglas were $63,000, $109,000 and $14,000, respectively, in 2003, 2002 and 2001. No amounts were receivable from or payable to Electroglas at either December 31, 2003 or 2002.

Unsecured Note Payable

        We have an unsecured note payable in the amount of $7.0 million due to the former Series C preferred shareholder. See also Note 8 and Note 12.

NOTE 15.    EMPLOYEE BENEFIT PLAN

        We sponsor a 401(k) savings plan which allows eligible employees to contribute a certain percentage of their salary. We match 40% of eligible employees' contributions, up to a maximum of 2% of the employees' earnings. Our matching contribution for the savings plan was $180,000, $183,000 and $202,000, respectively, in 2003, 2002, and 2001.

NOTE 16.    COMMITMENTS AND CONTINGENCIES

Operating Leases and Subleases

        We lease office and manufacturing space under operating leases that expire at various dates through 2009. In addition to lease expense, we pay real property taxes, insurance and repair and maintenance expenses for our corporate office and manufacturing facility. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows (in thousands):

Year Ending December 31,
2004	$2,381
2005	2,227
2006	2,256
2007	2,078
2008	1,482
Thereafter	565

$10,989

Lease expense was $2.4 million, $3.1 million and $3.1 million, respectively, in 2003, 2002 and 2001.

        We plan to sublease certain office space to a third party. During May 2002, we expensed the rental payments for the period of time the building would remain unoccupied and the difference between the expected rental sublease payments and our obligation under the lease. The total amount expensed was $628,000 and is not included in the total lease expense, but is included in the five-year payout table. The balance of the accrual at December 31, 2003 and 2002 was $174,000 and $397,000, respectively, and is included in other long-term liabilities on our consolidated balance sheets.

Purchase Order Commitments

        At December 31, 2003, we had an open purchase order with one of our suppliers for $2.4 million and additional open purchase orders totaling approximately $5.2 million. Of the $7.6 million total, $6.8 million is expected to be paid in 2004 with the remainder to be paid in 2005.

Legal Proceedings

        We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

NOTE 17.    GEOGRAPHIC INFORMATION

        Our revenues by geographic area are as follows (in thousands):

	Year ended December 31,
	2003	2002	2001
Geographic revenues:
United States	$24,708	$22,060	$29,810
Japan	11,838	11,861	18,738
Other	14,010	17,186	23,748

	$50,556	$51,107	$72,296

        Long-lived assets, exclusive of long-term investments and deferred income taxes, by geographic area are as follows (in thousands):

	December 31,
	2003	2002
Long-lived assets:
United States	$5,809	$6,822
Japan	330	405
Other	20	23

	$6,159	$7,250

NOTE 18.    SUBSEQUENT EVENTS

Public Sale of Common Stock

        We expect to file a registration statement with respect to an initial public offering ("IPO") in March 2004. If the IPO is completed, all the then outstanding shares of Series A and Series B will automatically convert to a total of 2,346,486 shares of our common stock, and the common stock put agreement with one of our founders will expire. Accordingly, any remaining amount related to the put agreement will be reclassified to common stock. In addition, our authorized common stock will increase from 12 million shares to 100 million shares. We would expect to use the proceeds from the IPO, if completed, for general corporate purposes and to pay off the entire balance of our long-term debt then outstanding.

Option Plans

        In February 2004, our board of directors approved the 2004 Employee Share Purchase Plan and the reservation of 400,000 shares of our common stock thereunder. Also in February 2004, our board of directors increased the total number of shares authorized for issuance under our 2000 Stock Incentive Plan to 1.8 million from 1.2 million.

SCHEDULE II

Cascade Microtech, Inc.
Valuation and Qualifying Accounts

Years Ended December 31, 2003, 2002 and 2001

(In thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts— Describe(a)	Deductions— Describe(b)	Balance at End of Period
Year Ended December 31, 2001:
Allowance for uncollectible accounts	$116	$5	$(8)	$(18)	$95
Year Ended December 31, 2002:
Allowance for uncollectible accounts	$95	$152	$6	$(154)	$99
Year Ended December 31, 2003:
Allowance for uncollectible accounts	$99	$6	$5	$(9)	$101

(a)
Charges to this account relate to changes in foreign currency exchange rates.

(b)
Charges to the accounts included in this column are for the purposes for which the reserves were created.

CASCADE MICROTECH

Innovating Test Technologies

Testing logic, analog and memory semiconductors

Our wafer probing solutions enable the PRECISE ELECTRICAL MEASUREMENTS required to develop advanced semiconductors for next-generation products.

                    Shares

Cascade Microtech, Inc.

Common Stock

PROSPECTUS
    •    , 2004

LEHMAN BROTHERS
Sole Bookrunner

JP MORGAN
 Joint Lead Manager

UBS INVESTMENT BANK

ADAMS, HARKNESS & HILL, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses payable by us in connection with the resale of the securities being registered. All amounts except the Securities and Exchange Commission ("SEC") registration fee are estimated.

SEC Registration Fee		$10,700
NASD Filing Fee		*
Nasdaq National Market Listing Fee		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*
To be filed by amendment

Item 15. Indemnification of Directors and Officers.

        As an Oregon corporation, we are subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article IV of our Second Restated Articles of Incorporation (the "Restated Articles") eliminates the liability of our directors to us or our shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

        Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Article IV of the Restated Articles requires us to indemnify our directors and officers to the fullest extent not prohibited by law.

        The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

        We also have entered into indemnity agreements with each of our executive officers and each member of our board of directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

Item 15. Recent Sales of Unregistered Securities.

        In the three years prior to the effective date of this registration statement, we have issued and sold the following unregistered securities:

  •
  On December 30, 2003, we issued 18,091 shares of common stock upon the exercise of outstanding warrants. The exercise price of the warrants was paid with $57,000 and the surrender of warrants to purchase 6,909 shares of common stock at an exercise price of $3.80 per share.

  •
  Since March 1, 2001, we have granted options to purchase 887,500 shares of common stock to our employees, and members of our Board of Directors. As of March 1, 2004, 289,555 options have been exercised for an aggregate consideration of $141,381.

        Upon completion of the offering covered by this registration statement, all outstanding shares of Series A and Series B convertible preferred stock will automatically convert into 2,346,486 shares of common stock.

        The sale of the above securities was deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under Rule 701. These sales were made without general solicitation or advertising. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment.

Item 16. Exhibits.

  (a)
  The following exhibits are filed herewith:

Exhibit No.	Document
1.1*	Form of Underwriting Agreement.
3.1•	Restated Articles of Incorporation of Cascade Microtech, Inc., as amended.
3.2*	Second Amended and Restated Articles of Incorporation of Cascade Microtech, Inc.
3.3*	Third Amended and Restated Articles of Incorporation of Cascade Microtech, Inc.
3.4	Restated Bylaws of Cascade Microtech, Inc. (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1, File No. 333-47100).
3.5*	Second Amended and Restated Bylaws of Cascade Microtech, Inc.
4.1	Reference is made to Exhibit 3.1
4.2	Investor Rights' Agreement for Series C Preferred Stock Investors, dated December 16, 1999. (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, File No. 333-47100).
5.1*	Opinion of Ater Wynne LLP as to the legality of the Common Stock being registered.

10.1	Form of Indemnity Agreement between the Company and each of its Officers and Directors. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, File No. 333-47100).
10.2/*/	Cascade Microtech, Inc. 1993 Stock Incentive Plan, as amended. (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, File No. 333-47100).
10.3/*/•	Cascade Microtech, Inc. 2000 Stock Incentive Plan, as amended.
10.4*/*/	Cascade Microtech, Inc. 2004 Employee Stock Purchase Plan.
10.5	Lease Agreements I and II between Amberjack, Ltd. and Cascade Microtech, Inc. dated August 20, 1997, and Amendment No. 2 to Lease Agreement I dated July 23, 1998, and Amendment No. 2 to Lease Agreement II dated April 12, 1999. (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, File No. 333-47100).
10.6•	Lease Agreement between Bermuda Trust (Singapore) Limited and Cascade Microtech, Inc. commencing December 12, 2003.
10.7†	Patent License Agreement between Micronics Japan Co., Ltd, Hewlett Packard Japan, Ltd., and Cascade Microtech Japan, Inc. dated July 28, 1997. (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1, File No. 333-47100).
10.8/*/•	Employment Agreement of Eric Blachno.
10.9•	Stock Sale and Note Purchase Agreement between Cascade Microtech, Inc. and Teachers Insurance and Annuity Association of America, dated December 29, 2003.
10.10•	Senior Unsecured Note due December 29, 2006.
10.11†	Purchase Agreement between Intel Corporation and Cascade Microtech, Inc., dated April 12, 2003.
21.1•	List of Subsidiaries.
23.1*	Consent of Ater Wynne LLP. Reference is made to Exhibit 5.1.
23.2	Independent Auditors' Report on Schedule and Consent of KPMG LLP.
24.1	Powers of Attorney. Reference is made to the signature page hereof.

*
To be filed by amendment.

•
Previously Filed

/*/
Represents a management compensation agreement

†
Confidential Treatment requested as to certain portions of this exhibit.

        (b)   Schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statement or related notes.

Item 17. Undertakings.

        We hereby undertake:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  •
  to include any prospectus required by section 10(a)(3) of the Securities Act;

  •
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

  •
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

        (4)   For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (5)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beaverton, State of Oregon, on April 13, 2004.

CASCADE MICROTECH, INC.
By:	/s/ ERIC W. STRID Eric W. Strid Chief Executive Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act, this Registration Statement has been duly signed by the following persons in the capacities indicated as of April 13, 2004.

/s/ ERIC W. STRID Eric W. Strid	Chairman and Chief Executive Officer (Principal Executive Officer)
ERIC I. BLACHNO* Eric I. Blachno	Chief Financial Officer, Treasurer (Principal Financial Officer and Accounting Officer)
K. REED GLEASON* K. Reed Gleason	Vice President of Advanced Development and Director
Keith Barnes	Director
F. PAUL CARLSON* F. Paul Carlson	Director
George P. O'Leary	Director
WILLIAM R. SPIVEY* William R. Spivey	Director
*By:	/s/ ERIC W. STRID Eric W. Strid Attorney-in-fact

EXHIBIT LIST

  (a)
  Exhibits:

1.1*	Form of Underwriting Agreement.
3.1•	Restated Articles of Incorporation of Cascade Microtech, Inc., as amended.
3.2*	Second Amended and Restated Articles of Incorporation of Cascade Microtech, Inc.
3.3*	Third Amended and Restated Articles of Incorporation of Cascade Microtech, Inc.
3.4	Restated Bylaws of Cascade Microtech, Inc. (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1, File No. 333-47100).
3.5*	Second Amended and Restated Bylaws of Cascade Microtech, Inc.
4.1	Reference is made to Exhibit 3.1
4.2	Investor Rights' Agreement for Series C Preferred Stock Investors, dated December 16, 1999. (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 File No. 333-47100).
5.1*	Opinion of Ater Wynne LLP as to the legality of the Common Stock being registered.
10.1	Form of Indemnity Agreement between the Company and each of its Officers and Directors. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, File No. 333-47100).
10.2/*/	Cascade Microtech, Inc. 1993 Stock Incentive Plan, as amended. (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, File No. 333-47100).
10.3/*/•	Cascade Microtech, Inc. 2000 Stock Incentive Plan, as amended.
10.4*/*/	Cascade Microtech, Inc. 2004 Employee Stock Purchase Plan.
10.5	Lease Agreements I and II between Amberjack, Ltd. and Cascade Microtech, Inc. dated August 20, 1997, and Amendment No. 2 to Lease Agreement I dated July 23, 1998, and Amendment No. 2 to Lease Agreement II dated April 12, 1999. (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, File No. 333-47100).
10.6•	Lease Agreement between Bermuda Trust (Singapore) Limited and Cascade Microtech, Inc. commencing December 12, 2003.
10.7†	Patent License Agreement between Micronics Japan Co., Ltd, Hewlett Packard Japan, Ltd., and Cascade Microtech Japan, Inc. dated July 28, 1997. (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1, File No. 333-47100).
10.8/*/•	Employment Agreement of Eric Blachno.
10.9•	Stock Sale and Note Purchase Agreement between Cascade Microtech, Inc. and Teachers Insurance and Annuity Association of America, dated December 29, 2003.
10.10•	Senior Unsecured Note due December 29, 2006.
10.11†	Purchase Agreement between Intel Corporation and Cascade Microtech, Inc. dated April 12, 2003.
21.1•	List of Subsidiaries.
23.1*	Consent of Ater Wynne LLP. Reference is made to Exhibit 5.1.
23.2•	Independent Auditors' Report on Schedule and Consent of KPMG LLP.
24.1	Powers of Attorney. Reference is made to the signature page hereof.

*
To be filed by amendment.

•
Previously filed.

/*/
Represents a management compensation agreement.

†
Confidential Treatment requested as to certain portions of this exhibit.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
CASCADE MICROTECH, INC.
THE OFFERING
Summary Consolidated Financial Information
RISK FACTORS
Risks Related to Our Business and Industry
Risks Related To This Offering
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CASCADE MICROTECH, INC.
Index to Consolidated Financial Statements
Independent Auditors' Report
Cascade Microtech, Inc. Consolidated Balance Sheets (In thousands)
Cascade Microtech, Inc. Consolidated Statements of Operations (In thousands, except per share amounts)
Cascade Microtech, Inc. Consolidated Statements of Cash Flows (In thousands)
Cascade Microtech, Inc. Notes to Consolidated Financial Statements
Cascade Microtech, Inc. Valuation and Qualifying Accounts Years Ended December 31, 2003, 2002 and 2001 (In thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT LIST